UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2014

Commission File Number: 001-15092
_________________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
_________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 19, 2014 announcing Turkcell’s Fourth Quarter and Full Year 2013 results and IFRS Report for Q4 2013.

Fourth Quarter and Full Year 2013 Results

Content
HIGHLIGHTS	3
COMMENTS FROM THE CEO, SUREYYA CILIV	4

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	6
OPERATIONAL REVIEW IN TURKEY	10

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS
ASTELIT	12
TURKCELL SUPERONLINE	12
FINTUR	13
TURKCELL GROUP SUBSCRIBERS	14

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	15

•
Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”). All non-financial data is unconsolidated and comprises Turkcell only figures. The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

•
In this press release, a year on year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for the year end 2013 refer to the same item at the year end of 2012 and figures in parentheses following the operational and financial results for the fourth quarter of 2013 refer to the same item in the fourth quarter of 2012. For further details, please refer to our consolidated financial statements and notes as at and for the year ended December 31, 2013, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Please note that selected financial information presented in this press release for the fourth quarters and year end of 2013 and 2012, both in TRY and US$ is based on IFRS figures.

•	In the tables used in this press release totals may not foot due to rounding differences. The same applies for the calculations in the text.

2

Fourth Quarter and Full Year 2013 Results

HIGHLIGHTS

FULL YEAR 2013

•	Turkcell Group delivered a solid performance in 2013. The Group, excluding the MTR cut and one-off impacts, reached revenues of TRY11,637 million and EBITDA of TRY3,585 million, both rising by 11%.

•
On a reported basis, Turkcell Group, registering 9% growth, posted revenues of TRY11,408 million (TRY10,507 million).  Group EBITDA1 rose by 9% to TRY3,544 million (TRY3,242 million), while the Group EBITDA margin rose slightly to 31.1% (30.9%).

•
Turkcell’s mobile business in Turkey recorded 5% revenue and EBITDA growth, reaching TRY9,123 million (TRY8,724 million) and TRY2,832 million (TRY2,710 million), respectively, while the EBITDA margin was at 31.0% (31.1%).

o	Mobile broadband revenues grew by 38% to TRY1,437 million (TRY1,040 million).

o	Voice revenues2 were slightly up by 0.3% to TRY6,460 million (TRY6,442 million).

•	Subsidiaries3 grew their revenues by 28% to TRY2,285 million (TRY1,783 million) and EBITDA by 34% to TRY712 million (TRY532 million), increasing their profitability.

•	Group net income increased by 12% to TRY2,326 million (TRY2,079 million).

Excluding MTR cut and one-off impacts4:

•	Turkcell Group revenues would be TRY11,637 million on 11% growth.

•	Turkcell’s mobile business in Turkey would be TRY9,352 million on 7% growth, including 4% growth of voice revenues.

•	EBITDA would be TRY3,585 million on 11% growth.

•	Net income would increase by 9% to TRY2,495 million.

FOURTH QUARTER 2013

•	Turkcell Group recorded revenues of TRY2,884 million (TRY2,807 million) on a 3% rise with EBITDA1 at TRY851 million (TRY848 million) and an EBITDA margin of 29.5% (30.2%).

•	Revenues of Turkcell’s mobile business in Turkey were down 2% to TRY2,240 million (TRY2,290 million), while EBITDA declined by 4% to TRY670 million (TRY702 million):

o	Mobile broadband revenues rose by 34% to TRY394 million (TRY295 million).

o	Voice revenues declined by 8% to TRY1,547 million (TRY1,675 million).

•	Revenues of subsidiaries3 ramped up by 25% to TRY644 million (TRY517 million), while EBITDA increased by 24% to TRY181 million (TRY146 million).

•	Group net income rose by 10% to TRY505 million (TRY459 million).

Excluding MTR cut and one-off impacts4:

•	Turkcell Group revenues would be TRY3,012 million on 7% growth.

•	Turkcell’s mobile business in Turkey would be TRY2,367 million on 3% growth with flat voice revenues.

•	EBITDA would be TRY872 million on 3% growth.

•	Net income would increase by 11% to TRY626 million.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) Voice revenues include outgoing, incoming, roaming and other (comprising almost 1% of Turkcell Turkey) revenues.
(3) Including eliminations.
(4) The adjusted figures are non-IFRS measures.  For further details on the factors for which adjustments have been made and on the calculation of the adjustments, please see page 7 and 9.
(*) For details, please refer to our consolidated financial statements and notes as at, and for the year ended December 31, 2013 which can be accessed via our web site.

3

Fourth Quarter and Full Year 2013 Results

COMMENTS FROM CEO, SUREYYA CILIV

“For the year of 2013 Turkcell Group accomplished its targets. Group consolidated revenues rose 9% to 11.4 billion TL, while EBITDA grew 9% to 3.5 billion TL. Meanwhile, EBIT grew by 7% to 1.95 billion TL and net income climbed 12% to 2.3 billion TL.

Turkcell’s mobile business revenues in Turkey grew by 5% on 38% growth in mobile broadband. Meanwhile, subsidiaries’ contribution continued to increase, where Turkcell Superonline grew by 35% year on year, while our Ukrainian business rose by 11% in USD terms registering its first ever positive EBIT on a full year basis.

We continue to ease and enrich our customers’ lives by providing a unique experience through technology and innovation. In 2013, with our vision of widening access to mobile broadband, we introduced Turkey’s first domestically designed and produced smartphone, the “T40”, at half the average market price of a smartphone. We believe that the T40 plays a key role in reaching the goals of higher smartphone penetration, equal access to information, contribution to the economy, and the promotion of locally developed software.

In 2013, as Turkcell Group, we invested 1.8 billion TL to further boost mobile and fiber network quality in Turkey. Today, with Turkcell’s superior network infrastructure, information is accessible anytime and anywhere by our customers.  With our emphasis on equal access to information, we recently digitized Turkcell Academy in cooperation with the world’s leading educational institutions to make digital learning available to the public with over 2000 items of content.

In 2014, and in line with our growth strategy, we aim to create value for our stakeholders by increasing our investments in mobile and fiber infrastructure, including network modernization.

We thank all of our customers, employees, business partners and shareholders for their contribution to our success.”

4

Fourth Quarter and Full Year 2013 Results

OVERVIEW OF TURKCELL TURKEY

In 2013, the total number of mobile subscribers in the market rose by 1.9 million on the back of population growth and increased mobile data subscriptions, resulting in a 91% market penetration.

2013 was a challenging year in terms of competition and regulation. Pressure on price levels, coupled with the implementation of the Information and Communication Technologies Authority’s (ICTA) decisions in the second half, had a negative impact on market growth.

On the competitive front, competitors’ pursuit of market share continued throughout the year. Specifically in the fourth quarter, increased data incentives at lower prices led to higher mobile number portability (MNP) activity, compared to the prior quarter. Thus far, in 2014, this trend has continued at an increasing pace with further increase in incentives offered.

On the regulatory front, the ICTA’s voice and SMS MTR cut decisions negatively impacted total market revenue growth by an amount that we estimate at nearly three percent, which also negatively impacted our revenue growth. Yet, we met our targets through growth in mobile broadband and the increased contribution of our subsidiaries.

In this challenging environment, our subscriber base continued to grow. Our postpaid subscriber base growth remained strong with 849 thousand yearly net additions, driven mainly by our initiatives aimed at superior customer experience. Blended full year ARPU rose by 4% yearly, driven mainly by continued strong growth in data usage and the increased postpaid subscriber base, despite the MTR cut impact.

As an extension of our mobile broadband growth strategy, we added 3.3 million smartphones to our base throughout the year. As a result, the number of smartphones on our network reached 9.6 million with 30% penetration, up from 19% penetration a year ago. Thus, we sustained our leadership in the smartphone market by offering a wide product portfolio including Turkey’s first domestically designed and produced smartphone, the T40.

We continued to differentiate ourselves through our innovative products and services aimed at various customer segments. These diverse services range from technology initiatives for corporates to facilitate initiating and doing business, to services that make consumers’ lives easier, like Turkcell Security service that keeps our customers and their children safely connected, particularly in an emergency. Moreover, Turkcell Academy, launched on the digital platform, and covering many topics from entrepreneurship to innovation, provides equal opportunity in information access and brings us closer to our customers.

Regarding the 2014 outlook, macroeconomic challenges may continue in our countries of operation and globally. Meanwhile, we foresee the continuation of the prevailing competitive environment. Yet, we have positioned ourselves accordingly and target further growth, primarily through our mobile broadband business and the increased contribution of our subsidiaries. Consequently, we expect consolidated revenues in the range of TRY12,000 million - TR12,200 million and consolidated EBITDA in the range of TRY 3,700 million - TRY3,800 million. Parallel to our growth targets, we expect an operational group capex to sales ratio of around 17%, having planned to increase our mobile and fiber investments, including network modernization for future technologies*.

 (*)Please note that this paragraph contains forward looking statements based on our current estimates and expectations. Actual results may differ. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2012 filed with U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

5

Fourth Quarter and Full Year 2013 Results

FINANCIAL AND OPERATIONAL REVIEW

The following discussion focuses principally on the developments and trends in our business in the fourth quarter and full year 2013 in TRY and US$ terms where applicable. Selected financial information presented in this press release for the fourth quarter and for the full year 2013 and 2012, both in TRY and US$, is based on IFRS figures.
Selected financial information for the fourth quarter of 2012, third quarter of 2013 and full year 2012, both in TRY and US$ prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review of Turkcell Group

Profit & Loss Statement	Quarter			Year
(million TRY)	Q412	Q413	y/y%	FY12	FY13	y/y%
Total Revenue	2,807.3	2,883.6	2.7%	10,507.0	11,407.9	8.6%
Direct cost of revenues1	(1,760.1)	(1,851.3)	5.2%	(6,487.3)	(7,063.9)	8.9%
Direct cost of revenues1/Revenues	(62.7%)	(64.2%)	(1.5pp)	(61.7%)	(61.9%)	(0.2pp )
Depreciation and amortization	(395.5)	(481.6)	21.8%	(1,411.7)	(1,594.4)	12.9%
Gross Margin	37.3%	35.8%	(1.5pp)	38.3%	38.1%	(0.2pp )
Administrative expenses	(125.9)	(152.0)	20.7%	(484.2)	(550.3)	13.7%
Administrative expenses/Revenues	(4.5%)	(5.3%)	(0.8pp)	(4.6%)	(4.8%)	(0.2pp )
Selling and marketing expenses	(469.0)	(510.4)	8.8%	(1,705.7)	(1,843.6)	8.1%
Selling and marketing expenses/Revenues	(16.7%)	(17.7%)	(1.0pp)	(16.2%)	(16.2%)	-
EBITDA2	847.8	851.5	0.4%	3,241.5	3,544.5	9.3%
EBITDA Margin	30.2%	29.5%	(0.7pp)	30.9%	31.1%	0.2pp
EBIT	452.3	369.9	(18.2%)	1,829.7	1,950.1	6.6%
Net finance income / (expense)	79.4	149.7	88.5%	467.5	555.3	18.8%
Finance expense	(79.5)	(89.7)	12.8%	(224.2)	(204.6)	(8.7%)
Finance income	158.9	239.4	50.7%	691.7	759.9	9.9%
Share of profit of associates	42.5	75.8	78.4%	218.5	297.3	36.1%
Other income / (expense)	(23.9)	(35.6)	49.0%	(105.2)	(58.9)	(44.0%)
Monetary gains / (losses)	42.6	72.5	70.2%	169.9	176.9	4.1%
Non-controlling interests	3.2	(7.9)	(346.9%)	21.0	(3.4)	(116.2%)
Income tax expense	(136.9)	(119.5)	(12.7%)	(522.5)	(591.4)	13.2%
Net Income	459.2	504.9	10.0%	2,079.0	2,325.9	11.9%
(1) Including depreciation and amortization expenses.
(2) EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.

6

Fourth Quarter and Full Year 2013 Results

	Quarter			Year
Turkcell Group - Summary of MTR cuts* and one-off** impacts (million TRY)	Q412	Q413	y/y%	FY12	FY13	y/y%
Revenue (reported)	2,807	2,884	3%	10,507	11,408	9%
MTR cut*	-	(101)	-	-	(202)	-
One-off (1)	-	(27)	-	-	(27)	-
Revenue without impacts	2,807	3,012	7%	10,507	11,637	11%
EBITDA (reported)	848	851	0.4%	3,242	3,544	9%
MTR cut*	-	6	-	-	20	-
One-off (1,2)	-	(27)	-	-	(61)	-
EBITDA without impacts	848	872	3%	3,242	3,585	11%
Net Income (reported)	459	505	10%	2,079	2,326	12%
MTR cut*	-	4	-	-	16	-
One-off (1,2,3)	(106)	(125)	-	(212)	(185)	-
Net Income without impacts	565	626	11%	2,291	2,495	9%

* Calculated by multiplying actual traffic by MTR rates prior to the cut
** Although we expect that the specific items represented in this adjustment are non-recurring, no assurance can be given that this will be the case and that we will not be affected by similar items in the future.
(1) One-off item regarding ICTA’s decision on a tariff. For details, please refer to consolidated financial statements and notes as at, and for the year ended December 31, 2013 under note 34, which can be accessed via our website.
(2) Tax expense in relation to ICTA decision explained in direct cost of revenues section below.
(3) Please refer to net income section below.

Revenue in Q413 grew by 2.7% year-on-year to TRY2,883.6 million (TRY2,807.3 million) mainly through mobile broadband business and subsidiaries.

•	Turkcell Turkey revenues declined by 2.2%.

o	Voice revenues fell by 8% (nearly flat excl. MTR cut and one-off impact) to TRY1,547 million (TRY1,675 million).

o	Mobile broadband and services revenues increased by 12% to TRY692 million (TRY615 million), constituting 31% (27%) of Turkcell Turkey revenues.

•
The revenues of subsidiaries ramped up by 25%, reaching 22% (18%) of Group revenues. In particular, Turkcell Superonline’s revenues increased by 38% to TRY262 million (TRY190 million), while Astelit’s revenues grew by 11% to US$114 million (US$103 million).

For the full year, revenues grew by 9% to TRY11,407.9 million (TRY10,507.0 million), driven by Turkcell Turkey and subsidiaries.

•	Turkcell Turkey registered revenue growth of 5%.

o	Voice revenues slightly rose by 0.3% (3.8% excl. MTR cut and one-off impact) to TRY6,460 milllion (TRY6,442 million).

o	Mobile broadband and services revenues rose by 17% to TRY2,663 million (TRY2,282 million), comprising 29% (26%) of Turkcell Turkey revenues.

•
The revenues of subsidiaries rose by 28%, comprising 20% (17%) of Group revenues. Turkcell Superonline’s revenues increased by 35% to TRY925 million (TRY684 million), while Astelit’s revenues increased by 11% to US$450 million (US$405 million).

Direct cost of revenues rose by 5.2% to TRY1,851.3 million (TRY1,760.1 million) and as a percentage of revenues increased to 64.2% (62.7%). This was due to a higher depreciation and amortization expense (2.6pp) and other cost items (1.4pp), as opposed to the decrease in interconnect costs (2.5pp).

For the full year, direct cost of revenues rose by 8.9% to TRY7,063.9 million (TRY6,487.3 million). As a percentage of revenues, direct costs increased to 61.9% (61.7%), by increased depreciation and amortization expenses (0.6pp) and other cost items (0.3pp) as opposed to the decrease in interconnect costs (0.7pp).

7

Fourth Quarter and Full Year 2013 Results

The table below presents the interconnect revenues and costs of Turkcell Turkey:

	Quarter				Year
Million TRY	Q412	Q413	y/y%		FY12	FY13	y/y%
Interconnect revenues	314.1	253.2	(19.4%)		1,098.1	1,171.3	6.7%
as a % of revenues	13.7%	11.3%	(2.4	pp)	12.6%	12.8%	0.2	pp
Interconnect costs	(308.6)	(238.6)	(22.7%)		(1,125.5)	(1,118.3)	(0.6%)
as a % of revenues	(13.5%)	(10.7%)	2.8	pp	(12.9%)	(12.3%)	0.6	pp

Specific to this year, direct cost of revenues included a total tax expense of TRY34 million regarding the ICTA decision dated September 26, 2012 enabling users of mobile lines without subscription to register those lines under their names at no charge.

Administrative expenses as a percentage of revenues increased by 0.8pp to 5.3% (4.5%) in Q413, mainly due to increased bad debt expenses (0.4pp), wages and salaries (0.3pp) and other cost items (0.1pp) as a percentage of revenues.  For the full year, administrative expenses as a percentage of revenues increased by 0.2pp to 4.8% (4.6%), mainly due to increased bad debt expenses (0.2pp).

Selling and marketing expenses as a percentage of revenues rose by 1.0pp to 17.7% (16.7%) in Q413, mainly driven by increased selling expenses (0.6pp) and wages and salaries (0.5pp), as opposed to the decrease in marketing expenses (0.1pp). For the full year, selling and marketing expenses as a percentage of revenues were flat at 16.2% (16.2%) as the increase in wages and salaries (0.3pp) and other cost items (0.1pp) were offset by decreased marketing expenses (0.4pp).

EBITDA* in Q413 rose by 0.4% to TRY851.5 million (TRY847.8 million), while the EBITDA margin declined by 0.7pp to 29.5% (30.2%). The margin decrease was driven by the 1.0pp increase in selling and marketing expenses and 0.8pp increase in administrative expenses, as opposed to the decrease in direct cost of revenues (excluding depreciation and amortization) of 1.1pp as a percentage of revenues.
For the full year, EBITDA increased to TRY3,544.5 million (TRY3,241.5 million) on an increase of 9% along with a margin rise of 0.2pp to 31.1% (30.9%). The increase in margin was due to the 0.4 pp decrease in direct cost of revenues (excluding depreciation and amortization) through lower interconnection costs resulting from MTR cuts, as opposed to the 0.2pp higher administrative expense.

The EBITDA of subsidiaries improved by 24% to TRY181 million (TRY146 million) with the higher EBITDA of Turkcell Superonline and Astelit in Q413. In the full year, the total EBITDA of subsidiaries increased by 34% to TRY712 million (TRY532 million).

Net finance income in Q413 increased by 88.5% to TRY149.7 million (TRY79.4 million), driven mainly by higher interest earned on time deposits and contracted receivables and lower interest payments for legal cases, as opposed to the increase in translation losses to TRY59 million (TRY6 million). In Q413, BeST recorded a TRY59 million, Turkcell Superonline recorded TRY18 million and other group companies recorded TRY4 million in translation losses, while Turkcell Turkey recorded a translation gain of TRY22 million stemming from local currency devaluation against the US$ as summarized in the table on page 14.

For the full year, net finance income rose by 18.8% to TRY555.3 million (TRY467.5 million), mainly driven by the higher interest earned on time deposits and lower interest payments for legal cases, as opposed to the increase in translation losses to TRY76 million (TRY5 million). For the full year, BeST recorded TRY124 million, Turkcell Superonline recorded TRY59 million and other group companies recoded TRY32 million in translation losses, while Turkcell Turkey recorded a translation gain of TRY139 million stemming from local currency devaluation against the US$ as summarized in the table on page 14.

(*)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities

8

Fourth Quarter and Full Year 2013 Results

The share of profit of equity accounted investees, comprising our share in the net income of unconsolidated investees Fintur and A-Tel, rose by 78.4% to TRY75.8 million (TRY42.5 million) in Q413, mainly driven by the increase in the net income of Fintur. For the full year, our share in the net income of unconsolidated investees increased by 36.1% to TRY297.3 million (TRY218.5 million) due to the increase in net income of Fintur as well as the annulment of the A-Tel agreement in 2012.

Income tax expense decreased by 12.7% to TRY119.5 million (TRY136.9 million) year-on-year. Of the total tax charge, TRY166.7 million comprised current tax charges, while TRY47.2 million was the deferred tax income recorded. For the full year, the income tax expense rose by 13.2% to TRY591.4 million (TRY522.5 million), of which TRY650.5 million comprised current tax charges and TRY59.1 million was the deferred tax income recorded.

	Quarter			Year
Million TRY	Q412	Q413	y/y%	FY12	FY13	y/y%
Current Tax expense	(172.3)	(166.7)	(3.3%)	(564.3)	(650.5)	15.3%
Deferred Tax Income/expense	35.4	47.2	33.3%	41.8	59.1	41.4%
Income Tax expense	(136.9)	(119.5)	(12.7%)	(522.5)	(591.4)	13.2%

Net income rose by 10% to TRY505 million (TRY459 million) in Q413, mainly due to higher net finance income, monetary gains and the contribution of equity accounted investees. Both in Q412 and Q413, net income was impacted by several one-off items. Excluding one-off items, net income in Q413 would be TRY626 million (TRY565 million in Q412).

For the full year, net income rose by 12% to TRY2,326 million (TRY2,079 million) due to higher EBITDA, net finance income and the contribution of equity accounted investees, along with a lower other expense item. Excluding one-off items, net income in FY13 would be TRY2,495 million (TRY2,291 million in FY12).

Net income impacts (million TRY)	Q412	FY12	Net income impacts (million TRY)	Q413	FY13

Net income excluding one-offs*	565	2,291	Net income excluding one-offs*	626	2,495
A-Tel**	(28)	(100)	BeST Impairment	(61)	(61)
Useful Life Revision of assets	(31)	(31)	ICTA Decision Regarding a Tariff***	(41)	(41)
Other impacts	(47)	(81)	Other impacts	(23)	(83)
			MTR impact (net of tax) above EBITDA	4	16
Net income reported	459	2,079	Net income reported	505	2,326

* Net income excluding one-off impacts is a presentation of our net income, adjusted to exclude certain items that we consider to be exceptional. However, it should not be relied upon as comparable to reported net income prepared in accordance with the IFRS that we apply. Although we expect that the specific items represented in this adjustment are non-recurring, no assurance can be given that this will be the case and that we will not be affected by similar items in the future.

** For details, please refer to consolidated financial statements and notes as at and for the year ended December 31, 2012 under the note 9 which can be accessed via our website.

*** For details, please refer to consolidated financial statements and notes as at and for the year ended December 31, 2013 under the note 34 which can be accessed via our website.

Other impacts in Q412 and FY12 mainly comprised provision for legal disputes and the BeST impairment. In Q413 and FY13, other impacts mainly included impairment charges, regulatory penalties and the tax expense regarding the ICTA decision as discussed under direct cost of revenues section.

Total debt as of December 31, 2013 was TRY3,332.5 million (US$1,561.4 million) in consolidated terms. The debt balance of Ukraine (including intra-group debt) was TRY1,386.2 million (US$649.5 million), Belarus was TRY1,274.2 million (US$597.0 million) and Turkcell Superonline was TRY655.3 million (US$307.1 million).

9

Fourth Quarter and Full Year 2013 Results

TRY2,470 million (US$1,157 million) of our consolidated debt is at a floating rate, while TRY1,804 million (US$845 million) will mature within less than a year. As of December 31, 2013, our debt/annual EBITDA ratio in TRY terms was 94%. (Please note that the figures in parentheses refer to US$ equivalents).

Cash flow analysis: Capital expenditures including non-operational items in Q413 amounted to TRY818.5 million, of which TRY500.2 million was related to Turkcell Turkey, TRY172.1 million to Turkcell Superonline, TRY61.2 million to Astelit and TRY36.6 million to BeST. The cash flow item noted as “other” mainly relates to corporate tax payment and change in net working capital.

For the full year, capital expenditures including non-operational items stood at TRY1,822.3 million, of which TRY1,057.8 million was related to Turkcell Turkey, TRY399.1 million to Turkcell Superonline, TRY144.6 million to Astelit and TRY101.5 million to BeST. The cash flow item noted as “other” mainly relates to corporate tax payment and change in net working capital.

In 2013, operational capex as a percentage of revenues resulted at around 15%.

	Quarter		Year
Consolidated Cash Flow (million TRY)	Q412	Q413	FY12	FY13
EBITDA1	847.8	851.5	3,241.5	3,544.5
LESS:
Capex and License	(713.4)	(818.5)	(1,738.8)	(1,822.3)
Turkcell	(399.8)	(500.2)	(947.3)	(1,057.8)
Ukraine2	(60.6)	(61.2)	(138.6)	(144.6)
Investment & Marketable Securities	(32.6)	1.7	1,556.5	(17.1)
Net interest Income/ (expense)	85.5	208.7	472.1	630.9
Other	391.2	197.7	(977.5)	(978.1)
Net Change in Debt	(90.4)	(15.2)	(293.3)	(227.9)
Cash generated / (used)	488.1	425.6	2,260.5	1,130.0
Cash balance	6,998.9	8,128.9	6,998.9	8,128.9
(1) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(2) The appreciation of reporting currency (TRY) against US$ is included in this line.
(*) For details, please refer to consolidated financial statements and notes as at, and for the year ended December 31, 2013 which can be accessed via our website.

Operational Review in Turkey

	Quarter				Year
Summary of Operational Data	Q412	Q413		y/y%	FY12	FY13		y/y%
Number of total subscribers (million)	35.1	35.2		0.3%	35.1	35.2		0.3%
Postpaid	13.2	14.0		6.1%	13.2	14.0		6.1%
Prepaid	21.9	21.2		(3.2%)	21.9	21.2		(3.2%)
ARPU(Average Monthly Revenue per User), blended (TRY)	21.7	21.3		(1.8%)	20.9	21.7		3.8%
Postpaid	38.1	36.5		(4.2%)	37.7	37.3		(1.1%)
Prepaid	12.1	11.3		(6.6%)	11.5	11.8		2.6%
ARPU, blended (US$)	12.2	10.5		(13.9%)	11.6	11.4		(1.7%)
Postpaid	21.3	18.0		(15.5%)	21.0	19.6		(6.7%)
Prepaid	6.8	5.6		(17.6%)	6.4	6.2		(3.1%)
Churn (%)	7.2%	6.7%	(0.5	pp)	27.1%	27.4%	0.3	pp
MOU (Average Monthly Minutes of Usage per Subscriber), blended	244.1	257.5		5.5%	243.3	259.3		6.6%

10

Fourth Quarter and Full Year 2013 Results

Subscribers of Turkcell Turkey rose by 75 thousand to 35.2 million in 2013 in a challenging competitive environment. Our postpaid subscriber base had expanded during the year with 849 thousand net additions through our value creation focus, and innovative products and services. Accordingly, our postpaid subscriber share in total subscriber base has further improved to 39.8% (37.5%).

Churn Rate refers to voluntarily and involuntarily disconnected subscribers. In Q413, our churn rate decreased 0.5pp to 6.7%, mainly on the back of superior customer experience and our improved customer retention practices. For the full year our churn rate increased to 27.4%, primarily with the impact of compliance with the ICTA decision discussed on page 8. Accordingly, each mobile line registered had to be recorded as a churn and also as an acquisition in operators’ records. Excluding the impact of this decision, our churn rate would have been 26.4%.

MoU increased by 5.5% to 257.5 minutes and by 6.6% to 259.3 minutes in Q413 and in 2013, respectively. This increase in MoU was led by higher incentives and higher package utilization.

ARPU (blended) in TRY terms declined by 1.8% to TRY21.3 (TRY21.7) in Q413, impacted by the MTR cuts, despite higher data usage. For the full year, blended ARPU rose by 3.8% to TRY21.7 (TRY20.9) driven mainly by continued strong growth in data usage and the increased postpaid subscriber base, despite the MTR cut impact.

11

Fourth Quarter and Full Year 2013 Results

OTHER DOMESTIC AND INTERNATIONAL OPERATIONS

Astelit maintained its solid performance in Q413 recording double digit revenue and EBITDA growth. Revenues rose by 10.9% to US$114.2 million (US$103.0 million), driven by the increased subscriber base and higher mobile data and other value-added services revenues. EBITDA grew by 27.5% to US$35.2 million (US$27.6 million), while the EBITDA margin improved by 4.0pp to 30.8% (26.8%) with the continued focus on business efficiency and operational profitability.

For the full year, Astelit achieved topline growth of 11.0% to US$449.8 million (US$405.4 million) driven by the increased subscriber base and ability to generate additional revenues through mobile data and other value-added services. Furthermore, Astelit’s EBITDA increased by 19.8% to US$137.1 million (US$114.4 million) and its EBITDA margin improved by 2.3pp to 30.5% (28.2%). Astelit marked a new milestone with its first positive full year EBIT, demonstrating the improved efficiency in its operational practices.

Astelit’s strong execution also led to sustained growth in its subscriber base. Its registered subscribers increased to 12.6 million (11.1 million), and its three-month active subscribers reached 9.2 million (8.0 million). MoU declined by 6.8% to 172.0 minutes (184.5 minutes) in Q413 and 5.4% to 179.0 minutes (189.3 minutes) in 2013, driven by the changes in consumer behavior. ARPU (3 months active) fell 4.7% to US$4.1 (US$4.3) in Q413 and 4.4% to US$4.3 (US$4.5), mainly with the dilutive impact of a growing subscriber base and pressure from the aggressive competitive environment.

	Quarter				Year
Astelit*	Q412	Q413		y/y%	FY12	FY13		y/y%
Number of subscribers (million)1	11.1	12.6		13.5%	11.1	12.6		13.5%
Active (3 months)2	8.0	9.2		15.0%	8.0	9.2		15.0%
MOU (minutes)	184.5	172.0		(6.8%)	189.3	179.0		(5.4%)
ARPU (Average Monthly Revenue per User), blended (US$)	3.1	3.1		-	3.3	3.2		(3.0%)
Active (3 months)	4.3	4.1		(4.7%)	4.5	4.3		(4.4%)
Revenue (million UAH)	823.4	912.8		10.9%	3,239.8	3,595.2		11.0%
Revenue (million US$)	103.0	114.2		10.9%	405.4	449.8		11.0%
EBITDA (million US$)3	27.6	35.2		27.5%	114.4	137.1		19.8%
EBITDA margin	26.8%	30.8%	4.0	pp	28.2%	30.5%	2.3	pp
Net profit/(loss) (million US$)	(18.5)	(2.4)		(87.0%)	(56.1)	(32.7)		(41.7%)
Capex (million US$)	34.1	26.8		(21.4%)	77.8	67.8		(12.9%)
(1) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.
(2) Active subscribers are those who in the past three months made a revenue generating activity.
(3) EBITDA is a non-GAAP financial measurement. See page 15 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities. Euroasia holds a 100% stake in Astelit.
(*) Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005.

Turkcell Superonline continued its growth momentum in Q413 with 37.7% higher revenue and an EBITDA rise of 63.5%. The EBITDA margin rose by 3.8pp to 24.4% (20.6%), reflecting the increasing scale of the overall business and rising share of more profitable residential and corporate business segments. Accordingly, the share of residential and corporate segment revenues in total revenues reached 64% (62%).

Residential segment revenues grew by 44%, mainly driven by the 34% increase in the FTTH subscriber base in Q413. Meanwhile, corporate segment revenues rose by 43% on rising synergies at the group level. In the meantime, the share of non-group revenues remained at 74% (74%).

For the full year, Turkcell Superonline achieved a revenue increase of 35.2% and EBITDA rise of 66.9%. The EBITDA margin improved 4.9pp to 25.7% (20.8%) driven by scale increase and the more profitable residential and corporate businesses. The share of residential and corporate business in total revenues increased to 63% (58%). Residential segment revenues grew by 56%, while the corporate segment grew by 36%. The share of non-group revenues at Turkcell Superonline increased to 74% (71%).

12

Fourth Quarter and Full Year 2013 Results

Turkcell Superonline continued its fiber investments, increasing home passes to 1.7 million and FTTH subscribers to 570 thousand by the end of 2013 with 145 thousand net additions for the year. In 2014, by adding two new cities the in city coverage of Turkcell Superonline will include 14 cities.

Having doubled its revenues over the past three years along with an 8.0pp improvement in EBITDA margin, Turkcell Superonline has proven the strength of its business model as a niche fiber player.

	Quarter			Year
Turkcell Superonline* (million TRY)	Q412	Q413	y/y%	FY12	FY13	y/y%
Revenue	190.3	262.1	37.7%	684.1	925.2	35.2%
Residential	65.7	94.4	43.7%	211.7	329.6	55.7%
% of revenues	34.5%	36.0%	1.5pp	30.9%	35.6%	4.7pp
Corporate	51.4	73.7	43.4%	186.0	253.4	36.2%
% of revenues	27.0%	28.1%	1.1pp	27.2%	27.4%	0.2pp
Wholesale	73.2	94.0	28.4%	286.4	342.3	19.5%
% of revenues	38.5%	35.9%	(2.6pp )	41.9%	37.0%	(4.9pp )
EBITDA 1	39.2	64.1	63.5%	142.5	237.8	66.9%
EBITDA Margin	20.6%	24.4%	3.8pp	20.8%	25.7%	4.9pp
Capex	159.6	172.1	7.8%	451.7	399.1	(11.6%)
FTTH subscribers	425.0	570.0	34.1%	425.0	570.0	34.1%
(1)EBITDA is a non-GAAP financial measure. See page 15 for the reconciliation of EBITDA to net cash from operating activities.
(*)Turkcell Superonline is our wholly-owned subsidiary, providing fiber broadband.

Fintur subscriber base grew by 0.3 million during the year, driven mainly by 0.8 million subscriber growth in Kazakhstan. In Q413, Fintur’s consolidated revenues declined by 3% to US$527 million (US$541 million), while, for the full year, revenues grew by 0.4% to US$2,036 million (US$2,027 million).

We account for our investment in Fintur using the equity method. Fintur’s contribution to net income increased from US$27 million to US$37 million in Q413. Fintur’s contribution to Turkcell’s net income was US$156 million in 2013 (US$143 million).

	Quarter			Year
Fintur*	Q412	Q413	y/y%	FY12	FY13	y/y%
Subscribers (million)	21.2	21.5	1.4%	21.2	21.5	1.4%
Kazakhstan	13.5	14.3	5.9%	13.5	14.3	5.9%
Azerbaijan	4.4	4.4	-	4.4	4.4	-
Moldova	1.3	1.0	(23.1%)	1.3	1.0	(23.1%)
Georgia	2.1	1.8	(14.3%)	2.1	1.8	(14.3%)
Revenue (million US$)	541	527	(2.6%)	2,027	2,036	0.4%
Kazakhstan	331	322	(2.7%)	1,221	1,233	1.0%
Azerbaijan	151	151	-	579	584	0.9%
Moldova	21	20	(4.8%)	79	79	-
Georgia	38	35	(7.9%)	148	140	(5.4%)
Fintur’s contribution to Group’s net income (million US$)	27	37	37.0%	143	156	9.1%

 (*)   We hold a 41.45% stake In Fintur, which has interests in Kazakhstan, Azerbaijan, Moldova, and Georgia.

13

Fourth Quarter and Full Year 2013 Results

Turkcell Group Subscribers amounted to approximately 71.3 million as of December 31, 2013. This figure is calculated by taking the number of subscribers of Turkcell and each of our subsidiaries and unconsolidated investees. It includes the total number of mobile subscribers of Turkcell Turkey, Astelit and BeST, as well as of our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”), Fintur and Turkcell Europe. Turkcell Group subscribers rose by 2.1 million year-on-year as a result of Astelit’s increased subscriber base, and the contribution of Fintur and BeST.

Turkcell Group Subscribers (million)	2012	2013	y/y%
Turkcell Turkey	35.1	35.2	0.3%
Ukraine	11.1	12.6	13.5%
Fintur	21.2	21.5	1.4%
Northern Cyprus	0.4	0.4	0.0%
Belarus	1.1	1.2	9.1%
Turkcell Europe	0.3	0.4	33.3%
TURKCELL GROUP	69.2	71.3	3.0%

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT
The foreign exchange rates that have been used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter			Year
	Q412	Q413	y/y%	FY12	FY13	y/y%
TRY / US$ rate
Closing Rate	1.7826	2.1343	19.7%	1.7826	2.1343	19.7%
Average Rate	1.7854	2.0302	13.7%	1.7913	1.9094	6.6%
Consumer Price Index (Turkey)	2.7%	2.3%	(0.4pp )	6.2%	7.4%	1.2pp
GDP Growth (Turkey)	1.4%	n.a.	n.a.	2.2%	n.a.	n.a.
UAH/ US$ rate
Closing Rate	7.99	7.99	-	7.99	7.99	-
Average Rate	7.99	7.99	-	7.99	7.99	-
BYR/ US$ rate
Closing Rate	8,570	9,510	11.0%	8,570	9,510	11.0%
Average Rate	8,548	9,282	8.6%	8,326	8,883	6.7%

14

Fourth Quarter and Full Year 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe that EBITDA is a measurement commonly used by companies, analysts and investors in the telecommunications industry that enhances the understanding of our cash generation ability and liquidity position, and assists in the evaluation of our capacity to meet our financial obligations. We also use EBITDA as an internal measurement tool, and accordingly, we believe that its presentation provides useful and relevant information to analysts and investors.  Our EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), finance income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense). EBITDA is not a measure of financial performance under IFRS, and should not be construed as a substitute for net earnings (loss) as a measure of performance, or cash flow from operations as a measure of liquidity. The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measurement, to net cash from operating activities, which we believe is the most directly comparable financial measurement calculated and presented in accordance with IFRS.

	Quarter			Year
Turkcell Group (million US$)	Q412	Q413	y/y%	FY12	FY13	y/y%
EBITDA	474.8	420.4	(11.5%)	1,808.4	1,858.0	2.7%
Income tax expense	(76.6)	(59.4)	(22.5%)	(291.5)	(310.7)	6.6%
Other operating income / (expense)	25.0	(16.9)	(167.6%)	17.5	(29.2)	(266.9%)
Financial income	(2.6)	117.3	(4611.5%)	5.0	395.4	7808.0%
Financial expense	(44.3)	(39.1)	(11.7%)	(125.3)	(95.5)	(23.8%)
Net increase / (decrease) in assets and liabilities	274	26.5	(90.3%)	(225.8)	(824.0)	264.9%
Net cash from operating activities	650.3	448.8	(31.0%)	1,188.3	994.0	(16.4%)

	Quarter			Year
Turkcell Superonline (million TRY)	Q412	Q413	y/y%	FY12	FY13	y/y%
EBITDA	39.2	64.1	63.5%	142.5	237.8	66.9%
Income tax expense	-	35.3	-	-	38.4	-
Other operating income / (expense)	2.4	2.7	12.5%	4.6	0.6	(87.0%)
Financial income	(0.3)	3.4	(1233.3%)	10.5	8.7	(17.1%)
Financial expense	(14.6)	(21.8)	49.3%	(42.6)	(72.4)	70.0%
Net increase / (decrease) in assets and liabilities	(37.7)	15.2	(140.3%)	(74.8)	(106.0)	41.7%
Net cash from operating activities	(11.0)	98.9	(999.1%)	40.2	107.1	166.4%

	Quarter			Year
Euroasia (million US$)	Q412	Q413	y/y%	FY12		FY13	y/y%
EBITDA	27.6	35.2	27.5%	114.4		137.1	19.8%
Other operating income / (expense)	0.5	(0.2)	(140.0%)	0.7		1.1	57.1%
Financial income	1.2	0.4	(66.7%)	2.5		2.7	8.0%
Financial expense	(16.1)	(9.4)	(41.6%)	(56.3)		(53.6)	(4.8%)
Net increase / (decrease) in assets and liabilities	45.7	(27.4)	(160.0%)	55.6	1	(10.9)	(119.6%)
Net cash from operating activities	58.9	(1.4)	(102.4%)	116.9	1	76.4	(34.6%)
1: Modified from our prior press release for fourth quarter and full year 2012 results.

15

Fourth Quarter and Full Year 2013 Results

FORWARD-LOOKING STATEMENTS: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes in particular our assessment of guidance, our targets for revenue, EBITDA and capex in 2014.   More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe”, “continue” and “guidance”.  Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2012 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

ABOUT TURKCELL: Turkcell is the leading communications and technology company in Turkey, with 35.2 million subscribers as of December 31, 2013. Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with its approximately 71.3 million subscribers as of December 31, 2013. It has become one of the first among the global operators to have implemented HSPA+. It has achieved up to 43.2 Mbps speed using the Dual Carrier technology, and is continuously working to provide the latest technology to its customers. Turkcell Superonline, a wholly owned subsidiary of Turkcell, is the first telecom operator to offer households fiber broadband connection at speeds of up to 1,000 Mbps in Turkey. As of December 2013, Turkcell’s population coverage is at 99.49% in 2G and 86.17% in 3G.  Turkcell reported a TRY11.4 billion (US$6.0 billion) revenue with total assets of TRY21.3 billion (US$10.0 billion) as of December 31, 2013. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

	TURKCELL ILETISIM HIZMETLERI A.S. CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,534.5	2,681.8	2,545.3	9,626.7	10,242.8
Commission fees on betting business	63.0	52.1	73.1	159.1	230.4
Monthly fixed fees	21.7	18.2	18.2	90.7	75.9
Simcard sales	6.4	8.9	7.2	32.9	29.8
Call center revenues and other revenues	181.7	219.7	239.8	597.6	829.0
Total revenues	2,807.3	2,980.7	2,883.6	10,507.0	11,407.9
Direct cost of revenues	(1,759.5)	(1,754.5)	(1,848.9)	(6,482.1)	(7,058.9)
Gross profit	1,047.8	1,226.2	1,034.7	4,024.9	4,349.0
Administrative expenses	(125.9)	(140.4)	(152.0)	(484.2)	(550.3)
Selling & marketing expenses	(469.0)	(455.7)	(510.4)	(1,705.7)	(1,843.6)
Other Operating Income / (Expense)	228.5	262.5	35.3	425.5	907.9
Operating profit before financing and investing costs	681.4	892.6	407.6	2,260.5	2,863.0
Income from investing activities	2.4	6.1	8.9	44.8	30.2
Expense from investing activities	(7.2)	(10.2)	(15.3)	(40.0)	(58.1)
Share of profit of equity accounted investees	42.5	92.9	75.8	218.5	297.3
Income before financing costs	719.1	981.4	477.0	2,483.8	3,132.4
Finance income	(133.9)	-	-	63.9	-
Finance expense	(34.0)	(123.1)	85.1	(132.0)	(383.2)
Monetary gain/(loss)	42.6	30.6	72.5	169.9	176.9
Income before tax and non-controlling interest	593.8	888.9	634.6	2,585.6	2,926.1
Income tax expense	(136.8)	(188.9)	(120.0)	(523.6)	(592.4)
Income before non-controlling interest	457.0	700.0	514.6	2,062.0	2,333.7
Non-controlling interest	3.2	(1.4)	(7.9)	21.0	(3.4)
Net income	460.2	698.6	506.7	2,083.0	2,330.3

Net income per share	0.21	0.32	0.23	0.95	1.06

Other Financial Data

Gross margin	37.3%	41.1%	35.9%	38.3%	-42.4%
EBITDA(*)	847.8	1,016.2	851.5	3,241.5	3,544.5
Capital expenditures	713.4	449.0	818.5	1,738.8	1,822.3

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,998.9	7,703.3	8,128.9	6,998.9	8,128.9
Total assets	18,653.0	20,433.4	21,255.6	18,653.0	21,255.6
Long term debt	1,103.8	1,437.5	1,528.5	1,103.8	1,528.5
Total debt	3,039.6	3,205.4	3,332.5	3,039.6	3,332.5
Total liabilities	5,918.1	6,028.5	6,544.8	5,918.1	6,544.8
Total shareholders’ equity / Net Assets	12,734.9	14,404.9	14,710.8	12,734.9	14,710.8

** For further details, please refer to our consolidated financial statements and notes as at 31 Decemeber 2013 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	2,534.5	2,681.8	2,545.3	9,626.7	10,242.8
Commission fees on betting business	63.0	52.1	73.1	159.1	230.4
Monthly fixed fees	21.7	18.2	18.2	90.7	75.9
Simcard sales	6.4	8.9	7.2	32.9	29.8
Call center revenues and other revenues	181.7	219.7	239.8	597.6	829.0
Total revenues	2,807.3	2,980.7	2,883.6	10,507.0	11,407.9
Direct cost of revenues	(1,760.1)	(1,754.0)	(1,851.3)	(6,487.3)	(7,063.9)
Gross profit	1,047.2	1,226.7	1,032.3	4,019.7	4,344.0
Administrative expenses	(125.9)	(140.4)	(152.0)	(484.2)	(550.3)
Selling & marketing expenses	(469.0)	(455.7)	(510.4)	(1,705.7)	(1,843.6)
Other Operating Income / (Expense)	(23.9)	(2.2)	(35.6)	(105.2)	(58.9)

Operating profit before financing costs	428.4	628.4	334.3	1,724.6	1,891.2
Finance costs	(79.5)	(46.9)	(89.7)	(224.2)	(204.6)
Finance income	158.9	184.4	239.4	691.7	759.9
Monetary gain	42.6	30.6	72.5	169.9	176.9
Share of profit of equity accounted investees	42.5	92.9	75.8	218.5	297.3
Income before tax and non-controlling interest	592.9	889.4	632.3	2,580.5	2,920.7
Income tax expense	(136.9)	(188.9)	(119.5)	(522.5)	(591.4)
Income before non-controlling interest	456.0	700.5	512.8	2,058.0	2,329.3
Non-controlling interest	3.2	(1.4)	(7.9)	21.0	(3.4)
Net income	459.2	699.1	504.9	2,079.0	2,325.9

Net income per share	0.21	0.32	0.23	0.95	1.06

Other Financial Data

Gross margin	37.3%	41.2%	35.8%	38.3%	38.1%
EBITDA(*)	847.8	1,016.2	851.5	3,241.5	3,544.5
Capital expenditures	713.4	449.0	818.5	1,738.8	1,822.3

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	6,998.9	7,703.3	8,128.9	6,998.9	8,128.9
Total assets	18,687.4	20,464.7	21,284.6	18,687.4	21,284.6
Long term debt	1,103.8	1,437.5	1,528.5	1,103.8	1,528.5
Total debt	3,039.6	3,205.4	3,332.5	3,039.6	3,332.5
Total liabilities	5,923.7	6,033.7	6,549.5	5,923.7	6,549.5
Total shareholders’ equity / Net Assets	12,763.7	14,431.0	14,735.1	12,763.7	14,735.1

** For further details, please refer to our consolidated financial statements and notes as at 31 December 2013 on our web site.

	TURKCELL ILETISIM HIZMETLERI A.S. IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended	Quarter Ended	Quarter Ended	12 Months Ended	12 Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2013	2013	2012	2013

Consolidated Statement of Operations Data
Revenues
Communication fees	1,419.6	1,355.2	1,252.0	5,374.0	5,369.0
Commission fees on betting business	35.3	26.2	36.0	89.0	120.4
Monthly fixed fees	12.1	9.2	9.0	50.6	40.0
Simcard sales	3.6	4.4	3.6	18.3	15.6
Call center revenues and other revenues	101.9	110.4	117.0	333.9	430.4
Total revenues	1,572.5	1,505.4	1,417.6	5,865.8	5,975.4
Direct cost of revenues	(986.1)	(884.2)	(905.6)	(3,622.3)	(3,693.3)
Gross profit	586.4	621.2	512.0	2,243.5	2,282.1
Administrative expenses	(70.5)	(70.6)	(74.3)	(270.5)	(286.8)
Selling & marketing expenses	(262.8)	(230.2)	(250.7)	(953.2)	(964.1)
Other Operating Income / (Expense)	(13.4)	(1.2)	(16.9)	(58.8)	(29.2)

Operating profit before financing costs	239.7	319.2	170.1	961.0	1,002.0
Finance costs	(44.4)	(20.2)	(39.1)	(125.5)	(95.5)
Finance income	88.7	92.2	117.3	386.1	395.4
Monetary gain	24.0	13.0	31.6	95.3	82.9
Share of profit of equity accounted investees	23.7	47.3	37.4	121.7	155.4
Income before tax and non-controlling interest	331.7	451.5	317.3	1,438.6	1,540.2
Income tax expense	(76.6)	(95.4)	(59.4)	(291.5)	(310.7)
Income before non-controlling interest	255.1	356.1	257.9	1,147.1	1,229.5
Non-controlling interest	1.8	(0.7)	(3.9)	11.7	(1.3)
Net income	256.9	355.4	254.0	1,158.8	1,228.2

Net income per share	0.12	0.16	0.12	0.53	0.56

Other Financial Data

Gross margin	37.3%	41.3%	36.1%	38.2%	38.2%
EBITDA(*)	474.8	514.0	420.4	1,808.4	1,858.0
Capital expenditures	401.0	205.3	360.3	975.5	853.8

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	3,926.2	3,786.9	3,808.7	3,926.2	3,808.7
Total assets	10,483.2	10,060.3	9,972.6	10,483.2	9,972.6
Long term debt	619.2	706.7	716.2	619.2	716.2
Total debt	1,705.2	1,575.7	1,561.4	1,705.2	1,561.4
Total liabilities	3,323.1	2,966.1	3,068.7	3,323.1	3,068.7
Total shareholders’ equity / Net Assets	7,160.1	7,094.2	6,903.9	7,160.1	6,903.9

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 15
** For further details, please refer to our consolidated financial statements and notes as at 31 December 2013 on our web site.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012
Assets
Property, plant and equipment	13	2,747,813	3,061,199
Intangible assets	14	1,106,871	1,296,117
GSM and other telecommunication operating licenses		522,065	678,694
Computer software		544,140	568,447
Other intangible assets		40,666	48,976
Investment properties	15	7,639	-
Investments in equity accounted investees	16	250,959	256,931
Other investments	17	3,851	29,069
Other non-current assets	18	117,968	125,299
Trade receivables	20	247,823	216,149
Deferred tax assets	19	34,333	14,823
Total non-current assets		4,517,257	4,999,587

Inventories		32,845	48,903
Other investments		27,028	22,205
Due from related parties	35	10,012	7,414
Trade receivables and accrued income	20	1,294,636	1,209,007
Other current assets	21	282,152	269,905
Cash and cash equivalents	22	3,808,708	3,926,215
Total current assets		5,455,381	5,483,649

Total assets		9,972,638	10,483,236

Equity
Share capital	23	1,636,204	1,636,204
Share premium	23	434	434
Capital contributions	23	22,772	22,772
Reserves	23	(3,105,434)	(1,628,110)
Retained earnings	23	8,435,045	7,207,563
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,989,021	7,238,863

Non-controlling interests		(85,055)	(78,719)

Total equity		6,903,966	7,160,144

Liabilities
Loans and borrowings	26	716,150	619,196
Employee benefits	27	38,709	41,452
Provisions	29	135,524	148,894
Other non-current liabilities	25	127,669	117,888
Deferred tax liabilities	19	30,751	44,169
Total non-current liabilities		1,048,803	971,599

Bank overdraft	22	237	-
Loans and borrowings	26	846,245	1,087,447
Income taxes payable	12	65,074	76,533
Trade and other payables	30	891,515	953,601
Due to related parties	35	42,278	55,614
Deferred income	28	92,221	91,166
Provisions	29	82,299	87,132
Total current liabilities		2,019,869	2,351,493

Total liabilities		3,068,672	3,323,092

Total equity and liabilities		9,972,638	10,483,236

The notes on page 7 to 153 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012	2011

Revenue	8	5,975,407	5,865,787	5,609,679
Direct costs of revenue		(3,693,270)	(3,622,309)	(3,528,928)
Gross profit		2,282,137	2,243,478	2,080,751

Other income	9	18,243	18,094	32,600
Selling and marketing expenses		(964,120)	(953,187)	(1,010,615)
Administrative expenses		(286,750)	(270,477)	(246,543)
Other expenses	9	(47,464)	(76,924)	(161,236)
Results from operating activities		1,002,046	960,984	694,957

Finance income	11	395,396	386,088	330,277
Finance costs	11	(95,515)	(125,510)	(289,648)
Net finance income		299,881	260,578	40,629

Monetary gain		82,871	95,325	144,813
Share of profit of equity accounted investees	16	155,362	121,733	136,907
Profit before income tax		1,540,160	1,438,620	1,017,306

Income tax expense	12	(310,696)	(291,491)	(292,193)
Profit for the year		1,229,464	1,147,129	725,113

Profit / (loss) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		1,228,188	1,158,835	751,709
Non-controlling interests		1,276	(11,706)	(26,596)
Profit for the year		1,229,464	1,147,129	725,113

Basic and diluted earnings per share	23	0.56	0.53	0.34
(in full USD)

The notes on page 7 to 153 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	2013	2012	2011

Profit for the period	1,229,464	1,147,129	725,113

Other comprehensive income / (expense):

Items that will not be reclassified to profit or loss:
Foreign currency translation differences	(1,318,211)	348,980	(1,326,912)
Actuarial gain / (loss) arising from employee benefits	2,478	(4,911)	-
Tax effect of actuarial gain from employee benefits	(482)	960	-
	(1,316,215)	345,029	(1,326,912)
Items that will or may be reclassified subsequently to profit or loss:
Change in cash flow hedge reserve	471	(860)	(459)
Foreign currency translation differences	(24,176)	6,618	7,321
Share of foreign currency translation differences of the equity accounted investees	(63,405)	(42,890)	25,674
Tax effect of foreign currency translation differences	3,170	2,145	(4,430)
	(83,940)	(34,987)	28,106
Other comprehensive income / (expense) for the period, net of income tax	(1,400,155)	310,042	(1,298,806)

Total comprehensive income / (expense) for the period	(170,691)	1,457,171	(573,693)

Total comprehensive income / (expense) attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	(164,811)	1,467,154	(540,624)
Non-controlling interests	(5,880)	(9,983)	(33,069)
Total comprehensive income / (expense) for the period	(170,691)	1,457,171	(573,693)

The notes on page 7 to 153 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

(1
	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Cash Flow Hedge Reserves	Reserve for Non-Controlling Interest Put Option	Translation Reserve	Retained Earnings	Total	Non-Controlling Interest	Total Equity

Balance at 1 January 2011	1,636,204	22,772	434	534,943	-	-	(263,984)	(931,080)	5,258,327	6,257,616	(24,019)	6,233,597
Total comprehensive income
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	751,709	751,709	(26,596)	725,113
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(10,717)	(1,281,157)	-	(1,291,874)	(6,473)	(1,298,347)
Change in cash flow hedge reserve	-	-	-	-	-	(459)	-	-	-	(459)	-	(459)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	-	-			-	-	-	-
Total other comprehensive income/(expense)	-	-	-	-	-	(459)	(10,717)	(1,281,157)	-	(1,292,333)	(6,473)	(1,298,806)
Total comprehensive income/(expense) , net of tax	-	-	-	-	-	(459)	(10,717)	(1,281,157)	751,709	(540,624)	(33,069)	(573,693)
Transfer from legal reserves	-	-	-	(1,004)	-	-	-	-	1,004	-	-	-
Dividends paid (Note 23)	-	-	-	-	-	-	-	-	-	-	(3,989)	(3,989)
Effects of inflation accounting	-	-	-	-	-	-	-	-	42,662	42,662	-	42,662
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	544	544
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	32,484	-	-	32,484	-	32,484
Balance at 31 December 2011	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605

Balance at 1 January 2012	1,636,204	22,772	434	533,939	-	(459)	(242,217)	(2,212,237)	6,053,702	5,792,138	(60,533)	5,731,605
Total comprehensive income
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	1,158,835	1,158,835	(11,706)	1,147,129
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	3,951	309,179	-	313,130	1,723	314,853
Actuarial loss arising from employee benefits	-	-	-	-	-	-	-	-	(3,951)	(3,951)	-	(3,951)
Change in cash flow hedge reserve	-	-	-	-	-	(860)	-	-	-	(860)	-	(860)
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	(860)	3,951	309,179	(3,951)	308,319	1,723	310,042
Total comprehensive income/(expense)	-	-	-	-	-	(860)	3,951	309,179	1,154,884	1,467,154	(9,983)	1,457,171
Transfers to legal reserves	-	-	-	1,023	-	-	-	-	(1,023)	-	-	-
Dividend paid (Note 23)	-	-	-	-	-	-	-	-	-	-	(8,485)	(8,485)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	282	282
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(20,429)	-	-	(20,429)	-	(20,429)
Balance at 31 December 2012	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144

Balance at 1 January 2013	1,636,204	22,772	434	534,962	-	(1,319)	(258,695)	(1,903,058)	7,207,563	7,238,863	(78,719)	7,160,144
Total comprehensive income
Profit for the year	-	-	-	-	-	-	-	-	1,228,188	1,228,188	1,276	1,229,464
Other comprehensive income/(expense)
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(13,337)	(1,382,129)	-	(1,395,466)	(7,156)	(1,402,622)
Actuarial gain arising from employee benefits	-	-	-	-	-	-	-	-	1,996	1,996	-	1,996
Change in cash flow hedge reserve	-	-	-	-	-	471	-	-	-	471	-	471
Total other comprehensive income/(expense), net of tax	-	-	-	-	-	471	(13,337)	(1,382,129)	1,996	(1,392,999)	(7,156)	(1,400,155)
Total comprehensive income/(expense)	-	-	-	-	-	471	(13,337)	(1,382,129)	1,230,184	(164,811)	(5,880)	(170,691)
Transfers to legal reserves	-	-	-	2,702	-	-	-	-	(2,702)	-	-	-
Dividend paid (Note 23)	-	-	-	-	-	-	-	-	-	-	(490)	(490)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	-	34	34
Change in reserve for non-controlling interest put option	-	-	-	-	-	-	(85,031)	-	-	(85,031)	-	(85,031)
Balance at 31 December 2013	1,636,204	22,772	434	537,664	-	(848)	(357,063)	(3,285,187)	8,435,045	6,989,021	(85,055)	6,903,966

The notes on page 7 to 153 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

	Note	2013	2012	2011
Cash flows from operating activities
Profit for the year		1,229,464	1,147,129	725,113
Adjustments for:
Depreciation and impairment of fixed assets	13	589,786	562,788	636,758
Amortization of intangible assets	14	236,994	225,844	287,792
Net finance (income)	11	(369,481)	(317,295)	(300,307)
Income tax expense	12	310,696	291,491	292,193
Share of profit of equity accounted investees	16, 35	(155,362)	(134,995)	(165,408)
(Gain)/loss on sale of property, plant and equipment		(7,566)	(2,599)	(3,771)
Unrealized foreign exchange and monetary gain/loss on operating assets		(248,140)	(40,855)	(159,292)
Impairment losses on goodwill		-	-	52,971
Allowance for trade receivables and due from related parties	30	79,465	62,431	31,361
Negative goodwill		(96)
Deferred income	27	21,073	(34,269)	(16,005)
Provision for equity accounted investees	9	-	19,299	-
Impairment losses on equity accounted investees and other non-current investments	9	19,242	40,250	21,558
		1,706,075	1,819,219	1,402,963

Change in trade receivables	20	(384,407)	(487,538)	(275,271)
Change in due from related parties	35	(3,442)	37,583	33,984
Change in inventories		7,999	(21,279)	(6,110)
Change in other current assets	21	(47,547)	(45,798)	(35,736)
Change in other non-current assets	18	(13,265)	(21,278)	(22,867)
Change in due to related parties	35	(4,333)	1,669	4,159
Change in trade and other payables		(12,410)	(4,811)	43,853
Change in other current liabilities		58,172	(48)	57,741
Change in other non-current liabilities	25	19,870	(11,840)	(21,185)
Change in employee benefits	27	6,562	6,596	3,917
Change in provisions	29	16,300	40,007	(8,060)
		1,349,574	1,312,482	1,177,388

Interest paid		(59,122)	(56,343)	(46,716)
Income tax paid		(337,805)	(307,262)	(276,176)
Dividends received		41,347	239,377	71,331
Net cash generated by operating activities		993,994	1,188,254	925,827
Cash flows from investing activities
Acquisition of property, plant and equipment		(631,398)	(758,898)	(660,359)
Acquisition of intangible assets	14	(215,536)	(208,040)	(198,607)
Proceeds from sale of property, plant and equipment		11,027	9,679	8,603
Proceeds from currency option contracts	11	484	2,250	6,081
Payment of currency option contracts premium	11	(106)	(280)	(1,267)
Acquisition of financial assets		(9,739)	(27,360)	(858,667)
Proceeds from sale of financial assets		-	897,057	11,191
Acquisition of subsidiary net-off cash acquired	7	(746)	-	578
Interest received		376,355	390,155	281,965
Net cash used in investing activities		(469,659)	304,563	(1,410,482)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		898,106	670,549	552,859
Loan transaction costs		-	-	(938)
Repayment of borrowings		(1,019,250)	(833,552)	(516,901)
Change in non-controlling interest		34	282	544
Dividends paid		(490)	(8,485)	(3,989)
Net cash generated by/(used in) financing activities		(121,600)	(171,206)	31,575

Net (decrease)/increase in cash and cash equivalents		402,735	1,321,611	(453,080)

Cash and cash equivalents at 1 January		3,926,215	2,507,445	3,296,267

Effects of foreign exchange rate fluctuations on cash and cash equivalents		(520,479)	97,159	(335,742)

Cash and cash equivalents at 31 December	22	3,808,471	3,926,215	2,507,445

The notes on page 7 to 153 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No: 71, 34430 Tepebasi/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transport, Maritime Affairs and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) a treasury share equal to 15% of its gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish Government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 December 2013, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote. Alfa Group holds 13.2% of the Company’s shares indirectly through Cukurova Holdings Limited and Turkcell Holding AS.

The consolidated financial statements of the Company as at and for the year ended 31 December 2013 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture. Subsidiaries of the Company, their locations and their business are given in Note 36. The Company’s and each of its subsidiaries’, associate’s and joint venture’s financial statements are prepared as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Company selected the presentation form of “function of expense” for the statement of comprehensive income in accordance with IAS 1 “Presentation of Financial Statements”.

The Company reports cash flows from operating activities by using the indirect method in accordance with IAS 7 “Statement of Cash Flows”, whereby profit or loss is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with investing or financing cash flows.

Authority for restatement and approval of consolidated financial statements belongs to the Board of Directors. Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.

The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.

The consolidated financial statements as at and for the year ended 31 December 2013 was approved for by the Board of Directors on 19 February 2014.

(b)	Basis of measurement

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB. They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary periods in accordance with International Accounting Standard No 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), where applicable, except that the following assets and liabilities are stated at their fair value: put option liability, derivative financial instruments, consideration payable in relation to acquisition and financial instruments classified as available-for-sale.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 “Share-based payment”, leasing transactions that are within the scope of IAS 17 “Leases”, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of assets”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

Hyperinflationary period lasted by 31 December 2005 in Turkey and commenced on 1 January 2011 in Belarus. In the financial statements of subsidiaries operating in Belarus, restatement adjustments have been made to compensate the effect of changes in the general purchasing power of the Belarusian Ruble in accordance with IAS 29. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Such cumulative rate in Belarus was 196% for the three years ended 31 December 2013 based upon the consumer price index (“CPI”) announced by the National Statistical Committee of the Republic of Belarus.

Such index and the conversion factors used to adjust the financial statements of the subsidiaries operating in Belarus for the effect of inflation as at 31 December 2013 are given below:

Dates	Index	Conversion Factor
31 December 2009	1.4907	3.2535
31 December 2010	1.6387	2.9598
31 December 2011	3.4197	1.4183
31 December 2012	4.1645	1.1646
31 December 2013	4.8501	1.0000

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The annual change in the BYR exchange rate against USD and Euro can be compared with the rates of general price inflation in Belarus according to the CPI as set out below:

Years	2011	2012	2013
Currency change USD (%)	178%	3%	11%
Currency change Euro (%)	172%	5%	15%
CPI inflation (%)	109%	22%	16%

As at 31 December 2013 the exchange rate announced by the National Bank of the Republic of Belarus was BYR 9,510 = USD 1, BYR 13,080 = Euro 1 (31 December 2012: BYR 8,570 = USD 1, BYR 11,340 = Euro 1).

The main guidelines for the IAS 29 restatement are as follows:

-	All statement of financial of position items, except for the ones already presented at the current purchasing power level, are restated by applying a general price index.

-
Monetary assets and liabilities of the subsidiaries operating in Belarus are not restated because they are already expressed in terms of the current measuring unit at the balance sheet date. Monetary items presents money held and items to be received or paid in money.

-
Non-monetary assets and liabilities of the subsidiaries operating in Belarus are restated by applying, to the initial acquisition cost and any accumulated depreciation, the change in the general price index from the date of acquisition or initial recording to the balance sheet date. Hence, property, plant and equipment, investments and similar assets are restated from the date of their purchase, not to exceed their market value. Depreciation is similarly restated. The components of shareholders’ equity are restated by applying the applicable general price index from the dates the components were contributed or arose otherwise.

-
All items in the statement of profit or loss of the subsidiaries operating in Belarus, except non-monetary items in the statement of financial position that have effect over statement of profit or loss, are restated by applying the relevant conversion factors from the dates when the income and expense items were initially recorded in the financial statements.

-
The gain or loss on the net monetary position is the result of the effect of general inflation and is the difference resulting from the restatement of non-monetary assets, shareholders’ equity and statement of profit or loss items. The gain or loss on the net monetary position is included in net income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(b)	Basis of measurement (continued)

The comparative amounts relating to the subsidiaries operating in Belarus in the consolidated financial statements of 2011 and 2012 are not restated. The translation effect of Belarusian Ruble (“BYR”) denominated equity accounts determined upon the application of inflation accounting to USD is accounted under translation reserve in the consolidated financial statements as at 31 December 2013.

(c)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars (“USD” or “$”), rounded to the nearest thousand. Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Ukranian Hryvnia (“UAH”) and Belarusian Ruble (“BYR”) has been rounded to the nearest thousand. The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL. The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD. The functional currency of Eastasian Consortium BV (“Eastasia”), Beltur Coöperatief UA, and Turkcell Europe is EUR. The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is UAH. The functional currency of Belarusian Telecommunication Network (“Belarusian Telecom”), LLC Lifetech and  FLLC Global Bilgi (“Global FLLC”) is BYR . The functional currency of Azerinteltek QSC (“Azerinteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in Notes 4 and 34 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, commission fees, revenue recognition, income taxes and impairment testing for cash-generating unit containing goodwill are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

Belarus

Following severe balance of payments crisis in 2011, the economic data indicates that the Belarusian economy stabilized. This reflected the authorities’ tightening of economic policies in late 2011 that was successful in reducing inflation and stabilizing the foreign exchange market. However, Belarusian economy grew only 1.5% in 2012 as the authorities failed to capitalize on improved competitiveness after the sharp currency depreciation in 2011. On the positive side, inflation fell sharply from over 100% at the end of 2011 to almost 22% in 2012. During 2012, National Bank of the Republic Belarus (“NBRB”) has been gradually decreased the refinance rate by 15 percentage points during 2012, from 45% to 30% per annum.

As of December 2013, the inflation rate stood at 16% for the last twelve months. Inflationary pressure remains elevated, despite headline inflation gradually moderating. CPI will stay in double digits (~14%) in 2014 on continued communal tariffs indexation and BYR devaluation. NBRB cut the refinancing rate 1.5 percentage points to 23.5% in June 2013. This was the fourth and last rate cut this year, bringing the total amount of easing to 6.5 percentage points in 2013. Despite a slowdown in inflation, tight monetary policy is set to continue due to concerns about external imbalances and currency stability.

NBRB has stabilized foreign exchange market with the help of a “managed float” exchange policy. As the cumulative inflation in the last three years exceeded 100%, Belarus was considered a hyperinflationary economy. In this context, IAS 29 is applied by subsidiaries operating in Belarus in financial statements starting from their annual financial statements for the year ending 31 December 2011.

Although downside economic risks have been reduced, macroeconomic stability is still fragile. External vulnerability is still a concern and next year’s financing picture remains challenging due to heavy debt redemption schedule and strong domestic demand keeping current account deficit wide. Given Belarus’ record low level of foreign currency reserves coupled with the high debt repayments due this year and the current account deficit, these factors create devaluation and inflationary pressure.

Ukraine

Ukraine continues to struggle economically. With its key export markets suffering extended weakness, the economy has fallen deeper into recession in 2013. A high likelihood of more rating downgrades in 2014, following downgrades by three main rating agencies in late 2013 due to the fragile external position and no steps towards an IMF deal, more rating downgrades seems likely to be occur in 2014.

Russia agreed to bail out Ukraine by purchasing its sovereign bonds and discounting gas prices by 33% in December after Kiev performed a sharp foreign policy u-turn and refused to sign deals on political association and free trade with the EU in late November 2013. The deal on bailout program will likely improve slightly the foreign currency reserves of Ukraine and decrease the political risk partially.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Ukraine (continued)

In this respect, Ukraine’s economy is vulnerable to tighter external financing conditions and foreign reserves have fallen by 36% over the last two years to USD 20.4 million (to less than three months import cover) as the Central Bank has sought to defend its exchange rate peg. A lower level of foreign currency reserves implies a higher vulnerability to shocks and greater risks to market expectations On 7 February 2014, The National Bank of Ukraine (NBU) devalued the official exchange rate to 8.7080 from 7.9930 and has suggested allowing greater exchange rate flexibility. NBU has also announced capital controls in order to continue exerting some degree of control over the currency.  The challenging reserve situation may trigger further devaluation, leading to an IMF deal, a weaker and more flexible UAH currency and a return to growth.

Therefore, economic uncertainties are likely to continue in the foreseeable future for these countries. Current and potential future political and economic changes in Belarus and Ukraine could have an adverse effect on the subsidiaries operating in these countries. The economic stability of Belarus and Ukraine depends on the economic measures that will be taken by the governments and the outcomes of the legal, administrative and political processes in these countries. These processes are beyond the control of the subsidiaries established in these countries.

Consequently, the subsidiaries operating within Belarus and Ukraine may subject to the risks, i.e. foreign currency and interest rate risks related to borrowings and the subscriber’s purchasing power and liquidity and increase in corporate and personal insolvencies, that may not necessarily be observable in other markets. The accompanying consolidated financial statements contain the Group management’s estimations on the economic and financial positions of its subsidiaries operating in Belarus and Ukraine. The future economic situation of Belarus and Ukraine might differ from the Group’s expectations. As of 31 December 2013, the Group’s management believes that their approach is appropriate in taking all the necessary measures to support the sustainability of these subsidiaries’ businesses in the current circumstances.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s subscribers and customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade and other receivables based on the aging of the balances, historical collection trends and general economic conditions. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable becomes longer.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Useful lives of assets

The economic useful lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the licenses are based on the duration of the license agreements.

Based on the evaluation performed for the year ended 31 December 2013, expectations did not differ from previous estimate.

Commission fees

Commission fees relate to services performed in relation to betting games in Turkey where the Group acts as an agent in the transaction rather than as a principal. In April 2009, the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 “Revenue” in respect of identifying an agent versus a principal in a revenue-generating transaction. Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfillment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a pre-determined percentage of the total turnover.

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement. Total arrangement consideration relating to the bundled contracts is allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables. If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integrated part of the remaining components of the transaction.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes. The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, Contingent Liabilities and Contingent Assets

As detailed and disclosed in Note 34, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) during the year arising in the ordinary course of business. All of these investigations and litigations are evaluated by the Group Management in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and disclosed or accounted in the consolidated financial statements. Future results or outcome of these investigations and litigations might differ from Group Management’s expectations. As of the reporting date, Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Impairment testing for cash-generating unit containing goodwill

The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in Note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates as discussed in Note 14.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 and 2 inputs are not available, the Group engages third party qualified valuers to perform the valuation. The management works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. Information about the valuation techniques and inputs used in determining the fair value of various assets and liabilities are disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 3(t) and the change in accounting policy regarding business combinations under common control, the Group did not make any major changes to accounting policies during the current year. The Group’s accounting policy was to consolidate the statement of profit or loss starting from the beginning of the financial year in which the business combination under common control was realized and the financial statements of previous financial years were restated in the same manner in order to maintain consistency and comparability before 1 January 2013. However; the decision issued by the Public Accounting and Auditing Oversight Authority of Turkey (“POA”) on 21 July 2013 requires that the companies subject to POA regulation should not restate the financial statements of previous financial years when there is business combination under common control. Therefore; the Group changed its accounting policy to comply with POA’s decision and applied the accounting policy change retrospectively starting from 1 January 2013. This change in accounting policy does not have an impact on the consolidated financial statements as there is no business combination under common control for the last three years.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate. When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate.

The Group did not have any major changes in the accounting estimates during the current year.

Comparative information and revision of prior period financial statements

The consolidated financial statements of the Group have been prepared with the prior periods on a comparable basis in order to give consistent information about the financial position and performance. If the presentation or classification of the financial statements is changed, in order to maintain consistency, the financial statements of the prior periods are also reclassified in line with the related changes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Group entities.

(a)	Basis of consolidation

(i)	Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•
deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 “Income Taxes” and IAS 19 “Employee Benefits” respectively;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in another IFRS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(i)	Business combinations (continued)

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 “Financial Instruments: Recognition and measurement”, or IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(ii)	Subsidiaries

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

• has power over the investee;
• is exposed, or has rights, to variable returns from its involvement with the investee; and
• has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(ii)	Subsidiaries

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•
any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

(iii)	Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iii)	Changes in the Group’s ownership interests in existing subsidiaries(continued)

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(iv)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of IFRS 3 “Business Combinations”. In business combinations under common control, assets and liabilities subject to business combination are accounted for at their carrying value in consolidated financial statements. Statements of profit or loss are consolidated starting from the beginning of the financial year in which the business combination is realized. Financial statements of previous financial years are not restated. Any positive or negative goodwill arising from such business combinations is not recognized in the consolidated financial statements. Residual balance calculated by netting off investment in subsidiary and the share acquired in subsidiary’s equity accounted for as equity transactions (i.e. transactions with owners acting in their capacity as owners).

(v)	Transactions eliminated on consolidation

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(vi)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognizes a liability for the present value of the estimated exercise price of the option. The interests of the non-controlling shareholders that hold such put options are derecognized when the financial liability is recognized. The corresponding interests attributable to the holder of the puttable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interests’ shareholders. The difference between the put option liability recognized and the amount of non-controlling interests’ shareholders derecognized is recorded under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vi)	Non-controlling interests (continued)

Subsequent changes in the fair value of the put option liability are recognized in equity for the business combinations before 1 January 2009 other than unwind of discount and associated foreign exchange gains and losses. For the business combinations after 1 January 2009, subsequent changes in the fair value of the put option liability are recognized in profit or loss.

(vii)	Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of associates or joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate or a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(vii)	Investments in associates and joint ventures (continued)

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate or a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former associate or joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate or joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate or joint venture is included in the determination of the gain or loss on disposal of the associate or joint venture. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate or joint venture on the same basis as would be required if that associate or joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate or joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in an associate or a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Foreign currency differences arising on translation of foreign currency transactions are recognized in the statement of profit or loss. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(i)	Foreign currency transactions (continued)

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in the statement of profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognized directly in equity.

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to USD at monthly average exchange rates excluding foreign operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

The income and expenses of foreign operations in hyperinflationary economies are translated to USD at the exchange rate at the reporting date. Prior to translating the financial statements of foreign operations in hyperinflationary economies, their financial statements for the current period are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity. Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve. When a foreign operation is disposed of, partially or fully, the relevant amount in the foreign currency translation reserve is transferred to the statement of profit or loss.

(ii)	Foreign operations

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated financial statements are presented in USD, which is the presentation currency of the Group. The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date. Income and expenses for each statement of profit or loss (including comparatives) are translated to USD at monthly average exchange rates excluding operations in hyperinflationary economies which are translated to USD at exchange rates at the reporting date.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(iii)	Translation from functional to presentation currency (continued)

Foreign currency differences arising on retranslation are recognized directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in the foreign currency translation reserve. They are transferred to the statement of profit or loss upon disposal of the foreign operations.

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments which are not recognized or designated as financial instruments at fair value through profit or loss are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(m).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in the statement of profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in the statement of profit or loss.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Held-to-maturity financial assets are held-to-maturity investments that are measured at amortized cost using the effective interest method, less any impairment losses.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Non-derivative financial instruments (continued)

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see Note 3(h)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see Note 3(b)(i)), are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to the statement of profit of loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligations to fulfill its liabilities under these agreements, IAS 32 “Financial Instruments: Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount. The Group accounts for such transactions under the anticipated acquisition method and the interests of non-controlling shareholders that hold such put option are derecognized when the financial liability is recognized. Since the current option relates to the business combinations before 1 January 2009, the Group accounts for the difference between the amounts recognized for the exercise price of the put option and the carrying amount of non-controlling interests in equity other than the unwind of discount and associated foreign exchange gains and losses.

•	Other

Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities. In accordance with its treasury policy, the Group engages in forward and option contracts. However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(ii)	Derivative financial instruments (continued)

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Also the Group enters into derivative financial instruments to manage its exposure to interest rate, including interest rate collar. Further details of derivative financial instruments are disclosed in Note 26 and 31.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is immediately recognized in statement of profit or loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in statement of profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

The Group designates certain hedging instruments which include cash flow hedges. At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in statement of profit or loss, and is included in the “finance income / costs” line item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in statement of profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is immediately recognized in statement of profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are initially stated at cost less accumulated depreciation (see below) and accumulated impairment losses (see note 3(h)(ii)). Property, plant and equipment related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, property, plant and equipment related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any. Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized as part of the cost of that asset.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in the statement of profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in the statement of profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of profit or loss as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(iii)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Mobile network infrastructure	4 – 12 years
Fixed network infrastructure	3 – 25 years
Call center equipment	4 – 8 years
Equipment, fixtures and fittings	3 – 10 years
Motor vehicles	4 – 6 years
Central betting terminals	5 – 10 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

(e)	Intangible assets

(i)	GSM and other telecommunication operating licenses

GSM and other telecommunication operating licenses that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). GSM and other telecommunication operating licenses related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary period which ended on 31 December 2005. Since the inflation accounting commenced on 1 January 2011, GSM and other telecommunication operating licenses related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Amortization

Amortization is recognized in the statement of profit or loss on a straight line basis primarily by reference to the unexpired license period. The useful lives for the GSM and other telecommunication operating licenses are as follows:

GSM and other telecommunications licenses	3 – 25 years

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(ii)	Computer Software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programmes are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the software development employee costs and an appropriate portion of relevant overheads.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use. The useful lives for computer software are as follows:

Computer software	3 – 8 years

(iii)	Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less accumulated amortization (see below) and accumulated impairment losses (see note 3(h)(ii)). Other intangible related to the parent and subsidiaries operating in Turkey are adjusted for the effects of inflation during the hyperinflationary periods lasted by 31 December 2005. Since the inflation accounting commenced on 1 January 2011, other intangible assets related to the subsidiaries operating in Belarus are adjusted for the effects of inflation.

Indefeasible Rights of Use (“IRU”) correspond to the right to use a portion of the capacity of an asset granted for a fixed period of time. IRUs are recognized as an intangible asset when the Group has specific indefeasible right to use an identified portion of the underlying asset and the duration of the right is the major part of the underlying asset’s economic life. IRUs are amortized over the shorter of the expected period of use and the life of the contract.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in the statement of profit or loss as incurred. Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

Amortization

Amortization is recognized in the statement of income on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	5 – 10 years
Central betting system operating right	7 – 10 years
Customer base	2 – 15 years
Brand name	9 – 10 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

From 1 January 2010 the Group has applied IFRS 3 (2008) “Business Combinations” in accounting for business combinations.

For acquisitions on or after 1 January 2010, the Group measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date.

When the excess is negative, a bargain purchase gain is recognized immediately in the statement of profit or loss.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(e)	Intangible assets (continued)

(iv)	Internally generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	The intention to complete the intangible asset and use or sell it;
•	The ability to use or sell the intangible asset;
•	How the intangible asset will generate probable future economic benefits;
•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally generated intangible assets is the sum of expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the statement of profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets acquired separately.

(f)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(g)	Inventories

Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses. The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. As at 31 December 2013 and 2012, inventories mainly consist of simcards, scratch cards, handsets and modems.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(h)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in the statement of profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to the statement of profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in the statement of profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in other comprehensive income. For available-for-sale equity investments carried at cost, the reversal is not permitted.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(h)	Impairment (continued)

(ii)	Non-financial assets (continued)

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, therefore, is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(i)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are calculated on the basis of 30 days’ pay maximum full TL 3,438 as at 31 December 2013 (equivalent to full $1,611 as at 31 December 2013), which is effective from 1 January 2014, per year of employment at the rate of pay applicable at the date of retirement or termination. Reserve for retirement pay is computed and reflected in the consolidated financial statements on a current basis. The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the statement of profit or loss when they are due.

The assets of the plan are held separately from the consolidated financial statements of the Group. The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(j)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Other than the contract signed with Ministry of Transport, Maritime Affairs and Communications regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34, the Group did not have any significant onerous contracts as at 31 December 2013 (31 December 2012: None).

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(j)	Provisions (continued)

Bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group makes a reliable estimate of the obligation.

(k)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates. Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues. Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors. In such cases, the Group does not recognize revenue until the subscribers use the telecommunication services. Deferred income is recorded under current liabilities.

The Group has also certain customer loyalty programs whereby customers are awarded credits entitling customers to the right to purchase voice or data services or other third party goods and services. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the credits and the other components of the sale in accordance with IFRIC 13 “Customer Loyalty Programmes”. The amount allocated to credits is deferred and revenue is recognized when the credits are redeemed and the Group has fulfilled its obligations to supply the goods or services.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Total arrangement considerations relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer; and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognized when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(k)	Revenue (continued)

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 and mobile agent revenues comprised of 2.24%-3.62% of mobile agency turnover after deducting VAT and Gaming tax as head agent starting from 23 March 2010. Commission revenues are recognized at the time all the services related with the games are fully rendered. Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

AzerInteltek received authorization from Azeridmanservis Limited Liability Company set under the Ministry of Youth and Sport of the Republic of Azerbaijan to organize, operate, manage and develop the fixed odds and paramutual sports betting business. Since AzerInteltek acts as principle, total consideration received from the player less payout (distribution to players) and amounts collected from players on behalf of Ministry of Sports is recognized at the time all the services related with the games are fully rendered.

Starting from 1 January 2013, Azerinteltek has been authorized for the Lottery games by Azerlotereya for 3 years. Azerinteltek has been generating commission revenue over Lottery games turnover through its own agencies by applying 15% commission rate according to agreement between Azerinteltek and Azerlotereya. Commission revenues are recognized at the time all the services related with the games are fully rendered.

Simcard sales are recognized upfront upon delivery to distributors, net of returns, discounts and rebates.

Simcard costs are also recognized upfront upon sale of the simcard to the distributors.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Volume rebates or discounts and other contractual changes in the prices of roaming and other services are anticipated, as both the payer and the recipient, if it is probable that they have been earned or will take effect. Thus, contractual rebates and discounts are anticipated, but discretionary rebates and discounts are not anticipated because the definitions of asset and liability would not be met.

(l)	Lease payments

Payments made under operating leases are recognized in the statement of profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(l)	Lease payments

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset. At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(m)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale and held-to-maturity financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognized in the statement of income. Interest income is recognized as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

(n)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests. For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(o)	Income taxes

Income tax expense comprises current and deferred tax. Income tax expense is recognized in the statement of profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(o)	Income taxes (continued)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Interest and penalties assessed on income tax deficiencies are presented based on their nature.

(p)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

In Turkey, companies can raise their share capital by distributing “Bonus Shares” to shareholders from retained earnings. In computing earnings per share, such “bonus share” distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration in determining the weighted-average number of shares outstanding used in this computation.

(q)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarusian Telecom as operating segments.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(r)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

•	the capitalized costs can be measured reliably;
•	there is a contract binding the customer for a specific period of time; and
•
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract. In all other cases, subscriber acquisition costs are expensed when incurred.

(s)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the statement of profit or loss over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the statement of profit or loss on a straight-line basis over the expected useful lives of the related assets.

(t)	New standards and interpretations

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement

The following amendments to IFRSs have been applied in the current year and have affected the amounts reported in these consolidated financial statements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 “Presentation of Items of Other Comprehensive Income” are effective for the annual periods beginning on or after 1 July 2012. The amendments introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the “statement of comprehensive income” is renamed as the “statement of profit or loss and other comprehensive income” and the “statement of income” is renamed as the “statement of profit or loss”. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories in the other comprehensive income section: (a) items that will not be reclassified subsequently to profit or loss and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not change the option to present items of other comprehensive income either before tax or net of tax. The amendments have been applied retrospectively. Other than the above mentioned presentation changes, the application of the amendments to IAS 1 does not result in any impact on profit or loss, other comprehensive income and total comprehensive income.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement (continued)

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five Standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Agreements”, IFRS 12 “Disclosure of Interest in Other Entities”, IAS 27 “Separate Financial Statements”(as revised in 2011) and IAS 28 “Investments in Associates and Joint Ventures” (as revised in 2011).

New and revised Standards on consolidation, joint arrangements, associates and disclosures (continued)

Key requirements of these five Standards are described below.

IFRS 10 replaces the parts of IAS 27 “Consolidated and Separate Financial Statements” that deal with consolidated financial statements. SIC - 12 “Consolidation - Special Purpose Entities” will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s return. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 11 replaces IAS 31 “Interests in Joint Ventures”. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC - 13 “Jointly Controlled Entities - Non-monetary Contributions by Venturers” will be withdrawn upon the effective date of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportional consolidation. Since the Company accounted its joint venture A-Tel by applying equity method in accordance with IAS 31 before adoption of IFRS 11, the adoption of IFRS 11 did not have any impact on amounts reported in the consolidated financial statements.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In June 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

The application of these five standards did not have significant impact on amounts reported in the consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(i)	Amendments to IFRSs affecting amounts reported and/or disclosures in the consolidated financial statement (continued)

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Group included requirements of extended disclosures under the Notes the summary of accounting policies, investment properties and financial instruments. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements

Amendments to IAS 1	Clarification of the Requirements for Comparative Information
Amendments to IFRS 7	Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities
Amendments to IFRSs IAS 16, IAS 32 and IAS 34	Annual Improvements to IFRSs 2009/2011 Cycle except for the amendment to IAS 1
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Amendments to IAS 1 Clarification of the Requirements for Comparative Information
(as part of the Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012)

The amendments to IAS 1 as part of the Annual Improvements to IFRSs 2009/2011 Cycle are effective for the annual periods beginning on or after 1 January 2013. IAS 1 requires an entity that changes accounting policies retrospectively, or makes a retrospective restatement or reclassification to present a statement of financial position as at the beginning of the preceding period (third statement of financial position). The amendments to IAS 1 clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position. Since no retrospective restatement or reclassification made in the current year, the third statement of financial position is not presented.

Amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement.

Amendments to IFRS 7 are effective for annual periods beginning on or after 1 January 2013. These amendments should be applied retrospectively to the all financial statements presented. The amendments to IFRS 7 did not have a significant effect on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012

The Annual Improvements to IFRSs 2009/2011 Cycle include a number of amendments to various IFRSs. The amendments are effective for annual periods beginning on or after 1 January 2013. The Amendments to IFRSs include:

•	Amendments to IAS 16 “Property, Plant and Equipment”
•	Amendments to IAS 32 “Financial Instruments: Presentation”
•	Amendments to IAS 34 “Interim Financial Reporting”

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(ii)	New and Revised IFRSs applied with no material effect on the consolidated financial statements (continued)

Annual Improvements to IFRSs 2009/2011 Cycle issued in May 2012 (continued)

Amendments to IAS 16

The amendments to IAS 16 clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise. The amendments to IAS 16 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 32

The amendments to IAS 32 clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12. The amendments to IAS 32 did not have a significant effect on the Group’s consolidated financial statements.

Amendments to IAS 34

The amendments to IAS 34 clarify that disclosure of the total assets and total liabilities for a particular reportable segment is only required if a measure of total assets or total liabilities (or both) is regularly provided to the chief operating decision maker and there has been a material change in those measures since the last annual financial statements. The amendments to IAS 34 did not have an effect on the Group’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (production stripping costs). Under the Interpretation, the costs from this waste removal activity (stripping) which provide improved access to ore is recognized as a non-current asset (stripping activity asset) when certain criteria are met, whereas the costs of normal on-going operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset and classified as tangible or intangible according to the nature of the existing asset of which it forms part.

IFRIC 20 is effective for annual periods beginning on or after 1 January 2013. Specific transitional provisions are provided to entities that apply IFRIC 20 for the first time. However, IFRIC 20 must be applied to production stripping costs incurred on or after the beginning of the earliest period presented. IFRIC 20 did not have an effect to the Group’s financial statements as the Group does not engage in such activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments2
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures2
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilitie1
Amendments to IFRS 10, 11, IAS 27	Investment Entities1
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets1
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting1
IFRIC 21	Levies1
Annual Improvements to	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16 and IAS 38, IAS 24 2
2010-2012 Cycle
Annual Improvements to	IFRS 1, IFRS 3, IFRS 13, IAS 40 2
2011-2013 Cycle

1 Effective for annual periods beginning on or after 1 January 2014. 2 Effective for annual periods beginning on or after 1 January 2015.

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduces new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•
All recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•
With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments (continued)

IFRS 9 was amended to defer the mandatory effective date of both the 2009 and 2010 versions of IFRS 9 to annual periods beginning on or after 1 January 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods beginning on or after 1 January 2013. The amendments continue to permit early application. The amendments modify the existing comparative transition disclosures in IAS 8 and IFRS 7 “Financial Instruments: Disclosures”. Instead of requiring restatement of comparative financial statements, entities are either permitted or required to provide modified disclosures on transition from IAS 39 “Financial Instruments: Recognition and Measurement” to IFRS 9 depending on the entity’s date of adoption and whether the entity chooses to restate prior periods.

The Group management anticipates that the application of IFRS 9 in the future may have significant impact on amounts reported in respect of the Group’s financial assets and financial liabilities. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities
The amendments to IAS 32 clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

Amendments to IFRS 10, 11, IAS 27 Investment Entities
This amendment with the additional provisions of IFRS 10 provide ‘investment entities’ (as defined) an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets
As a consequence of IFRS 13 Fair Value Measurements, there are amendments in the explanations about the measurement of the recoverable amount of an impaired asset. This amendment is limited to non-financial assets and paragraphs 130 and 134 of IAS 36 have been changed.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
This amendment to IAS 39 makes it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated provided certain criteria are met.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(t)	New standards and interpretations (continued)

(iii)	New and revised IFRSs in issue but not yet effective (continued)

IFRIC 21 Levies
IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.

Annual Improvements to 2010-2012 Cycle

IFRS 2: Amends the definitions of ‘vesting condition’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’

IFRS 3: Require contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date.

IFRS 8 “Operating Segments”: Requires disclosure of the judgments made by management in applying the aggregation criteria to operating segments, clarify reconciliations of segment assets only required if segment assets are reported regularly.

IFRS 13: Clarify that issuing IFRS 13 and amending IFRS 9 and IAS 39 did not remove the ability to measure certain short-term receivables and payables on an undiscounted basis (amends basis for conclusions only). The amendmends on IFRS 13 has no effect on Group’s consolidated financial statements.

IAS 16 and IAS 38: Clarify that the gross amount of property, plant and equipment is adjusted in a manner consistent with a revaluation of the carrying amount.

IAS 24 “Related Party Disclosures”: Clarify how payments to entities providing management services are to be disclosed.

Annual Improvements to 2011-2013 Cycle

IFRS 1: Clarify which versions of IFRSs can be used on initial adoption (amends basis for conclusions only).

IFRS 3: Clarify that IFRS 3 excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13: Clarify the scope of the portfolio exception in paragraph 52.

IAS 40 “Investment Property”: Clarifying the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

3.	Significant accounting policies (continued)

(u)	Investment property

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciations.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

(i)	Depreciation

Depreciation is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives.

The estimated useful lives for the current and comparative periods are as follows:

Investment Property	45 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly. The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararası Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline Uluslararasi”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned. The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of the custom duty and VAT exemption agreement in the Belarusian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarusian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of customer base acquired in business combinations are valued using the cost approach where by the subject asset is valued by using the information on a cost per subscriber basis under current market conditions and rates.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

4.	Determination of fair values (continued)

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available. If a listed market price is not available, then fair values are derived from inputs other than quoted prices that are observable for the asset or liability or are derived by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to non-controlling share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to non-controlling interests as the present value of estimated option redemption amount. Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples). The simple average, in accordance with the agreement between parties, of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to respective reporting date. On 26 August 2013, the non-controlling interest put option granted to Belarusian Government became exercisable for a three months period. However; the Belarusian Government did not exercise the put option and the put option expired on 26 November 2013. As a result the Group derecognized the financial liability related to the non-controlling put option on 26 November 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Financial risk management

The Group practice is to centrally manage Group’s predetermined capital / debt ratios by capital injection or using available credit facilities. Group obtains short and long-term borrowings according to Group’s financial needs and market predictions. Debt instruments vary from commercial bank loans to Export Credit Agency loans and different capital market instruments are seldom used in order to maintain diversified source of financing. The Group’s financial borrowing ratios are monitored for all transactions in order to prevent any negative effect on the Group’s credit ratings.

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Please refer to Note 31 for additional information on the Group’s exposure to risks.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Additionally the Company established a Risk Committee in accordance with the new Turkish Commercial Code effective from 1 July 2012.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Audit Committee is assisted in its oversight role by Internal Audit.

As at 31 December 2012, TL appreciated against USD and EUR by 5.6% and 3.8%, respectively, BYR depreciated against USD by 2.6% and HRV depreciated against USD by 0.04% when compared to the exchange rates as at 31 December 2011. As at 31 December 2013, TL depreciated against USD and EUR by 19.7% and 24.9%, respectively, BYR depreciated against USD by 11.0% and HRV remained constant against USD when compared to the exchange rates as at 31 December 2012. Additional information related to Group’s exposure to currency risk is disclosed in Note 31.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts. The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Financial risk management (continued)

Credit risk (continued)

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, aging profile, maturity and existence of previous financial difficulties. Trade receivables and accrued service income are mainly related to the Group’s subscribers. The Group’s exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities. The counterparty limits are set depending on their ratings from the most credible rating agencies and the amount of their paid in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of trade and other receivables. This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on the age of the balances and historical collection trends.

The Group’s policy is to provide financial guarantees only to majority-owned subsidiaries. At 31 December 2013, $1,263,477 guarantees were outstanding (31 December 2012: $1,363,291).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Group buys and sells derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group treasury and risk management.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

5.	Financial risk management (continued)

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarusian Telecom that is denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey. The currencies in which these transactions are primarily denominated are EUR and USD.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates. The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group’s exposure to interest rate risk is related to its financial assets and liabilities. The Group’s financial liabilities mostly consist of floating interest rate borrowings. The use of financial derivatives is governed by the Group’s policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group’s treasury and risk management strategy. The Group also closely monitored various hedging alternatives to hedge interest risk with a minimum cost. In June 2011, the Group engaged in forward start collar agreements for the half of its debt which are due in 2015 and exposed to interest rate risk. The collars hedge variable interest rate risk for the period between 2013 and 2015.

6.	Operating Segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure. These strategic segments offer the same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

The Group comprises the following main operating segments: Turkcell, Euroasia and Belarusian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide internet and broadband services, call center and value added services.

Information regarding the operations of each reportable segment is included below. Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses. Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Operating segments (continued)

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Total external revenues	4,759,649	4,844,867	445,394	402,167	70,607	62,162	699,757	556,591	5,975,407	5,865,787
Intersegment revenue	30,247	24,820	4,402	3,250	87	76	447,919	402,495	482,655	430,641
Reportable segment adjusted EBITDA	1,485,098	1,511,539	137,119	114,431	(3,253)	(5,392)	268,620	213,712	1,887,584	1,834,290
Finance income	370,809	369,198	2,730	2,468	6,111	572	65,438	57,591	445,088	429,829
Finance cost	61,119	(55,669)	(57,425)	(56,723)	(104,607)	(66,162)	(99,044)	(36,572)	(199,957)	(215,126)
Monetary gain	-	-	-	-	82,755	95,322	116	3	82,871	95,325
Depreciation and amortization	(491,807)	(506,220)	(116,235)	(116,939)	(77,735)	(46,275)	(164,581)	(137,357)	(850,358)	(806,791)
Share of profit of equity accounted investees	-	-	-	-	-	-	155,362	121,733	155,362	121,733
Capital expenditure	517,323	560,461	67,753	77,911	47,539	53,411	249,532	320,412	882,147	1,012,195
Impairment on goodwill	-	-	-	-	-	-	-	-	-	-
Bad debt expense	66,521	55,936	512	191	5,525	1,838	6,907	4,466	79,465	62,431
Impairment on equity accounted investees	-	-	-	-	-	-	-	40,250	-	40,250

	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Total external revenues	4,844,867	4,805,521	402,167	364,491	62,162	47,893	556,591	391,774	5,865,787	5,609,679
Inter segment revenue	24,820	13,048	3,250	4,347	76	93	402,495	414,199	430,641	431,687
Reportable segment adjusted EBITDA	1,511,539	1,507,783	114,431	94,204	(5,392)	(12,151)	213,712	190,887	1,834,290	1,780,723
Finance income	369,198	283,015	2,468	690	572	15,520	57,591	58,951	429,829	358,176
Finance cost	(55,669)	108,861	(56,723)	(56,287)	(66,162)	(283,870)	(36,572)	(159,991)	(215,126)	(391,287)
Monetary gain	-	-	-	-	95,322	144,813	3	-	95,325	144,813
Depreciation and amortization	(506,220)	(485,789)	(116,939)	(116,547)	(46,275)	(224,527)	(137,357)	(111,260)	(806,791)	(938,123)
Share of profit of equity accounted investees	-	-	-	-	-	-	121,733	136,907	121,733	136,907
Capital expenditure	560,461	501,256	77,911	65,152	53,411	55,026	320,412	273,511	1,012,195	894,945
Impairment on goodwill	-	-	-	-	-	52,971	-	-	-	52,971
Bad debt expense	55,936	28,377	191	381	1,838	1,027	4,466	1,576	62,431	31,361
Impairment on equity accounted investees	-	-	-	-	-	-	40,250	15,844	40,250	15,844

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Operating segments (continued)

	As at 31 December 2013 and 2012
	Turkcell		Euroasia		Belarusian Telecom		Other		Total
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Reportable segment assets	3,825,648	4,105,790	455,918	500,935	198,722	208,377	1,351,040	1,406,554	5,831,328	6,221,656
Investment in associates	-	-	-	-	-	-	250,959	256,931	250,959	256,931
Reportable segment liabilities	970,443	993,200	97,841	116,222	59,222	82,625	283,702	305,177	1,411,208	1,497,224

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Operating segments (continued)

	2013	2012	2011
Revenues
Total revenue for reportable segments	5,310,386	5,337,342	5,235,393
Other revenue	1,147,676	959,086	805,973
Elimination of inter-segment revenue	(482,655)	(430,641)	(431,687)
Consolidated revenue	5,975,407	5,865,787	5,609,679

	2013	2012	2011
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	1,618,964	1,620,578	1,589,836
Other adjusted EBITDA	268,620	213,712	190,887
Elimination of inter-segment adjusted EBITDA	(29,537)	(25,844)	(32,580)
Consolidated adjusted EBITDA	1,858,047	1,808,446	1,748,143
Finance income	395,396	386,088	330,277
Finance costs	(95,515)	(125,510)	(289,648)
Monetary gain	82,871	95,325	144,813
Other income	18,243	18,094	32,600
Other expense	(47,464)	(76,924)	(161,236)
Share of profit of equity accounted investees	155,362	121,733	136,907
Depreciation and amortization	(826,780)	(788,632)	(924,550)
Consolidated profit before income tax	1,540,160	1,438,620	1,017,306
Income tax expense	(310,696)	(291,491)	(292,193)
Profit for the period	1,229,464	1,147,129	725,113

	2013	2012	2011
Finance income
Total finance income for reportable segments	379,650	372,238	299,225
Other finance income	65,438	57,591	58,951
Elimination of inter-segment finance income	(49,692)	(43,741)	(27,899)
Consolidated finance income	395,396	386,088	330,277

	2013	2012	2011
Finance costs
Total finance costs for reportable segments	100,913	178,554	231,296
Other finance costs	99,044	36,572	159,991
Elimination of inter-segment finance costs	(104,442)	(89,616)	(101,639)
Consolidated finance costs	95,515	125,510	289,648

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Operating segments (continued)

	2013	2012	2011
Depreciation and amortization
Total depreciation and amortization for reportable segments	685,777	669,434	826,863
Other depreciation and amortization	164,581	137,357	111,260
Elimination of inter-segment depreciation and amortization	(23,578)	(18,159)	(13,573)
Consolidated depreciation and amortization	826,780	788,632	924,550

	2013	2012	2011
Capital expenditure
Total capital expenditure for reportable segments	632,615	691,783	621,434
Other capital expenditure	249,532	320,412	273,511
Elimination of inter-segment capital expenditure	(28,339)	(36,740)	(28,754)
Consolidated capital expenditure	853,808	975,455	866,191

	2013	2012
Assets
Total assets for reportable segments	4,480,288	4,815,102
Other assets	1,351,040	1,406,554
Investments in equity accounted investees	250,959	256,931
Other unallocated assets	3,890,351	4,004,649
Consolidated total assets	9,972,638	10,483,236

	2013	2012
Liabilities
Total liabilities for reportable segments	1,127,506	1,192,047
Other liabilities	283,702	305,177
Other unallocated liabilities	1,657,464	1,825,868
Consolidated total liabilities	3,068,672	3,323,092

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

6.	Operating Segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

Revenues	2013	2012	2011

Turkey	5,286,551	5,267,145	5,106,652
Ukraine	454,692	407,218	365,968
Belarus	70,607	62,162	47,893
Turkish Republic of Northern Cyprus	66,157	64,335	63,857
Azerbaijan	68,162	41,934	12,310
Germany	29,238	22,993	12,999
	5,975,407	5,865,787	5,609,679

	2013	2012
Non-current assets
Turkey	3,543,214	3,945,280
Ukraine	467,779	511,480
Belarus	161,456	180,072
Turkish Republic of Northern Cyprus	46,176	53,300
Azerbaijan	4,959	4,919
Germany	4,415	5,367
Unallocated non-current assets	289,258	299,169
	4,517,257	4,999,587

7.	Acquisition of subsidiaries

Acquisition of Deksarnet Telekominikasyon AS

On 7 March 2013, Superonline Iletisim Hizmetleri AS (“Turkcell Superonline”) signed a Share Purchase Agreement (“SPA”) to acquire 100% stake in Deksarnet Telekomunikasyon AS (“Deksarnet”), which is specialized in rendering of telecommunications services. On 1 July 2013, the control over Deksarnet is acquired from Vestel Elektronik Sanayi ve Ticaret AS for a nominal consideration of $1,750 and the payment will be made through 12 equal monthly installments.

Subsequent to the acquisition, Deksarnet reported revenue of $1,585 and profit of $74 till Turkcell Superonline merger. Since Deksarnet’s statement of profit or loss prepared in accordance with IFRS for the year ended 31 December 2012 is not available, the estimated revenue and profit or loss for the current reporting period if the acquisition had occurred on 1 January 2013 could not be disclosed.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

7.	Acquisition of subsidiaries (continued)

Acquisition of Deksarnet Telekominikasyon AS (continued)

The acquisition of Deksarnet had the following effect on the Group’s assets and liabilities on the acquisition date:

	Pre-acquisition carrying amounts	Fair value adjustments	Recognized values on acquisition

Property, plant and equipment	271	330	601
Intangible assets	5	117	122
Other assets	1,183	-	1,183
Cash and cash equivalents	129	-	129
Total liabilities	(126)	(90)	(216)
Net identifiable assets and liabilities	1,462	357	1,819

Present value of the acquisition consideration			1,723
Less: fair value of identifiable net assets acquired			(1,819)
Bargain purchase gain on acquisition			(96)

Nominal amount of total consideration			1,750
Finance cost on deferred consideration			(27)
Total consideration			1,723

Consideration paid in cash			(875)
Add: cash and cash equivalent balances acquired			129
Net cash and cash equivalent effect of the business combination			(746)

Pre-acquisition carrying amounts were determined based on applicable IFRSs immediately before the acquisition. The fair value of intangible assets and liabilities recognized on acquisition has been determined based on independent valuation.

The bargain purchase gain on the acquisition has been included in other income in the Group’s consolidated statement of profit or loss.

The Group incurred acquisition-related costs of $41 related to external consultancy costs which are included in administrative expenses in the Group’s statement of profit or loss.

After the acquisition of Deksarnet in 2013, management merged the Deksarnet’s operations with its wholly owned subsidiary, Turkcell Superonline on 3 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

8.	Revenue

	2013	2012	2011
Communication fees	5,369,036	5,373,986	5,225,441
Revenue from betting business	68,162	41,934	12,310
Call center revenues	57,779	44,944	38,090
Commission fees on betting business	52,236	47,087	39,066
Monthly fixed fees	39,976	50,649	62,977
Simcard sales	15,605	18,302	21,152
Other revenues*	372,613	288,885	210,643
	5,975,407	5,865,787	5,609,679

*Other revenues consists of handsets, modems, internet subscription revenues, tower rent incomes and other several revenues.

9.	Other income and expenses

Other income amounts to $18,243, $18,094 and $32,600 for the years ended 31 December 2013, 2012 and 2011, respectively. Other income for the year ended 31 December 2011 mainly comprises of penalty amounting to $12,656 received back from ICTA which was imposed in 2010 as a result of investigation of ICTA on tariff plans.

Other expenses amount to $47,464, $76,924 and $161,236 for the years ended 31 December 2013, 2012 and 2011, respectively. Other expenses as of 31 December 2013 mainly consists of payments and provisions for the penalties imposed by ICTA for not complying with relevant regulations as explained in Note 34, to consolidated financial statements amounting to $18,371 and impairment recognized on the Group’s investment in T-Medya and Aks TV amounting to $9,256 and $9,986, respectively.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses. Additionally based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 and recognized in other expenses as explained in Notes 16. Other expense also includes payments and provisions for the penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $6,384.

Other expenses for the years ended 31 December 2011 mainly comprises of impairment charge recognized on goodwill arising from the acquisition of Belarusian Telecom amounting to $52,971, impairment recognized on the Group’s investment in A-Tel and Aks TV amounting to $15,844 and $5,714, respectively. Besides, provision set for Special Communication Tax (“SCT”) on the discounts applied to distributors for prepaid scratch card sales between January 2005 and January 2007, as explained in Note 34 to consolidated financial statements amounting to $31,155, and penalties imposed by ICTA for not complying with aforementioned and relevant regulations, as explained in Note 34 to consolidated financial statements amounting to $38,463.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

10.	Personnel expenses

	2013	2012	2011
Wages and salaries (*)	590,637	548,896	496,915
Increase in liability for long-service leave (**)	14,989	16,786	12,697
Contributions to defined contribution plans	3,438	3,737	5,916
	609,064	569,419	515,528
(*) Wages and salaries include compulsory social security contributions and bonuses.

(**)The increase in liability for long-service leave for the years ended 31 December 2011 consist of actuarial gain and loss amounting to $182. The actuarial gains and losses for the year ended 31 December 2013 and 2012 are amounting to $(2,478) and $4,911 respectively, reflected to other comprehensive income as a result of early adoption of amendment to IAS 19 as of 31 December 2012.

11.	Finance income and costs

Recognized in the statement of profit or loss:

	2013	2012	2011
Interest income on bank deposits	266,372	289,768	248,116
Interest income on late payment and contracted receivables	113,992	91,250	46,922
Premium income on option contracts	484	2,250	6,081
Discount interest income	11,807	1,938	24,607
Other interest income	2,741	882	4,551
Finance income	395,396	386,088	330,277

Interest expense on financial liabilities measured at amortized cost	(54,977)	(93,396)	(47,387)
Litigation late payment interest expense	(1,949)	(18,996)	(8,772)
Net foreign exchange loss	(32,369)	(2,388)	(202,686)
Option premium expense	(106)	(280)	(1,267)
Other	(6,114)	(10,450)	(29,536)
Finance cost	(95,515)	(125,510)	(289,648)
Net finance income	299,881	260,578	40,629

Interest income on late payment and contracted receivables are composed of interest received from subscribers who pay monthly invoices after the due date specified on the invoices and interest income on contracted receivables which are collected on an installment basis throughout the contract period.

Borrowings costs capitalized on fixed assets are $6,771, $8,517 and $6,025 for the years ended 31 December 2013, 2012 and 2011, respectively. Interest capitalization ratio is 11.4%, 11.9% and 11.5% for the year ended 31 December 2013, 2012 and 2011, respectively.

The foreign exchange incomes amounting to $62,634, $28,984 and $123,803 and foreign exchange expenses, mainly attributable to the foreign exchange loss in Belarus operations, amounting to $95,003, $31,373 and $326,489 have been presented on net basis for the years ended 31 December 2013, 2012 and 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.	Income tax expense

	2013	2012	2011
Current tax expense
Current period	(340,944)	(314,853)	(303,968)
Deferred tax benefit
Origination and reversal of temporary differences	10,291	7,731	8,646
Benefit of investment incentives recognized	989	878	942
Utilization of previously unrecognized tax losses	18,968	14,753	2,187
	30,248	23,362	11,775
Total income tax expense	(310,696)	(291,491)	(292,193)

Income tax recognized directly in equity
2013	Before tax	Tax (expense)/ benefit	Net of tax
Foreign currency translation differences	(1,405,792)	3,170	(1,402,622)
Change in cash flow hedge reserve	471	-	471
Change in actuarial gain /(loss)	2,478	(482)	1,996
	(1,402,843)	2,688	(1,400,155)

2012
Foreign currency translation differences	312,708	2,145	314,853
Change in cash flow hedge reserve	(860)	-	(860)
Change in actuarial gain /(loss)	(4,911)	960	(3,951)
	306,937	3,105	310,042
2011
Foreign currency translation differences	(1,293,917)	(4,430)	(1,298,347)
Change in cash flow hedge reserve	(459)	-	(459)
	(1,294,376)	(4,430)	(1,298,806)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

12.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the years ended 31 December 2013, 2012 and 2011 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Company, as shown in the following reconciliation:

		2013		2012		2011
Profit for the year		1,229,464		1,147,129		725,113
Total income tax expense		310,696		291,491		292,193
Profit before income tax		1,540,160		1,438,620		1,017,306

Income tax using the Company’s domestic tax rate	20%	(308,032)	20%	(287,724)	20%	(203,461)
Effect of tax rates in foreign jurisdictions	1%	(12,093)	-	(5,854)	(1)%	14,221
Tax exempt income	-	1,161	-	3,340	(1)%	8,050
Non-deductible expenses	1%	(22,432)	3%	(43,939)	3%	(31,806)
Tax incentives	-	989	-	878	-	942
Utilization of previously unrecognized tax losses	(1)%	18,968	(1)%	14,753	-	2,187
Unrecognized deferred tax assets	2%	(34,349)	1%	(8,511)	11%	(112,192)
Difference in effective tax rate of equity accounted investees	(2)%	23,482	(1)%	21,435	(2)%	24,782
Other	(1)%	21,610	(1)%	14,131	-	5,084
Total income tax expense		(310,696)		(291,491)		(292,193)

The income taxes payable amounting to $65,074 of and $76,533 as at 31 December 2013 and 2012, respectively, represents the amount of income taxes payable in respect of related taxable profit for the years ended 31 December 2013 and 2012, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%. In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns at the end of April following the close of the accounting year to which they relate. Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years. Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.	Property, plant and equipment

Cost or deemed cost	Balance as at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effect of movements in exchange rates and hyperinflation	Transfer to Investment Property	Balance as at 31 December 2013
Network infrastructure (All operational)	5,836,623	96,505	(478,198)	505,108	-	568	(746,171)	-	5,214,435
Land and buildings	267,728	7,156	-	3,628	-	-	(41,380)	-	237,132
Equipment, fixtures and fittings	273,436	19,695	(4,888)	1,761	-	33	(42,231)	-	247,806
Motor vehicles	17,915	1,348	(705)	288	-	-	(2,405)	-	16,441
Leasehold improvements	123,661	9,909	(139)	5,028	-	-	(19,050)	(10,012)	109,397
Construction in progress	281,123	508,050	(1,773)	(516,768)	(1,686)	-	(20,863)	-	248,083
Total	6,800,486	642,663	(485,703)	(955)	(1,686)	601	(872,100)	(10,012)	6,073,294

Accumulated depreciation
Network infrastructure (All operational)	3,276,644	520,507	(477,241)	-	38,564	-	(444,444)	-	2,914,030
Land and buildings	111,538	9,105	-	-	314	-	(19,100)	-	101,857
Equipment, fixtures and fittings	231,696	13,244	(4,848)	-	261	-	(34,443)	-	205,910
Motor vehicles	13,286	1,926	(665)	-	-	-	(1,816)	-	12,731
Leasehold improvements	106,123	4,157	(119)	-	-	-	(17,300)	(1,908)	90,953
Total	3,739,287	548,939	(482,873)	-	39,139	-	(517,103)	(1,908)	3,325,481

Total property, plant and Equipment	3,061,199	93,724	(2,830)	(955)	(40,825)	601	(354,997)	(8,104)	2,747,813

Depreciation expenses for the years ended 31 December 2013, 2012 and 2011 are $589,764, $562,788 and $636,758 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on property, plant and equipment for the years ended 31 December 2013, 2012 and 2011 are $40,825, $39,179 and $144,429 respectively and recognized in depreciation expense.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Cost or deemed cost	Balance as at 1 January 2012	Additions	Disposals	Transfers	Impairment	Effect of movements in exchange rates and hyperinflation	Balance as at 31 December 2012
Network infrastructure (All operational)	5,103,751	93,886	(261,471)	605,789	-	294,668	5,836,623
Land and buildings	244,711	5,568	(453)	3,572	-	14,330	267,728
Equipment, fixtures and fittings	241,724	20,530	(2,671)	146	-	13,707	273,436
Motor vehicles	15,533	1,988	(679)	-	-	1,073	17,915
Leasehold improvements	114,872	2,021	(177)	136	-	6,809	123,661
Construction in progress	226,317	647,792	(1,650)	(598,450)	(6,278)	13,392	281,123
Total	5,946,908	771,785	(267,101)	11,193	(6,278)	343,979	6,800,486

Accumulated depreciation
Network infrastructure (All operational)	2,823,456	498,182	(256,855)	6,533	32,901	172,427	3,276,644
Land and buildings	96,439	9,285	(53)	-	-	5,867	111,538
Equipment, fixtures and fittings	209,837	10,397	(2,553)	-	-	14,015	231,696
Motor vehicles	11,058	1,920	(505)	-	-	813	13,286
Leasehold improvements	96,518	3,825	(132)	-	-	5,912	106,123
Total	3,237,308	523,609	(260,098)	6,533	32,901	199,034	3,739,287

Total property, plant and Equipment	2,709,600	248,176	(7,003)	4,660	(39,179)	144,945	3,061,199

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

13.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements. At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price. As at 31 December 2013, net carrying amount of fixed assets acquired under finance leases amounted to $52,099 (31 December 2012: $62,928).

Property, plant and equipment under construction

Construction in progress mainly consisted of capital expenditures in GSM and fixed-line network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), Belarusian Telecom and Turkcell Superonline and non-operational capital expenditures as at 31 December 2013 and 2012.

14.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $199,286 as at 31 December 2013 (31 December 2012: $264,400). The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure. The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. The carrying amount as at 31 December 2013 is $276,391 and the amortization period of the license will end in 2029.

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Long-lived assets were tested for impairment as at 31 December 2013. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units. As at 31 December 2013, impairment test for long-lived assets of Astelit is made on the assumption that Astelit is the cash generating unit.

As the recoverable amounts based on the value in use of cash generating units was higher than the carrying amount of cash-generating units of Astelit, no impairment was recognized. The assumptions used in value in use calculation of Astelit were:

A 17.0% post-tax WACC rate for 2014 to 2018, a 16.5% post-tax WACC rate for after 2018 and 2.5% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the business plans. Independent appraisal was obtained for fair value to determine recoverable amounts for Astelit. The pre-tax rate for disclosure purposes was 18.0%.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment. The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation. Independent appraisals were obtained for fair values to determine recoverable amounts for Belarusian Telecom and Turkcell Superonline as at 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in adjusted EBITDA, calculated as results from operating activities before depreciation and amortization and other income / (expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarusian Telecom

As at 31 December 2013, impairment test was performed for Belarusian Telecom and after tax impairment at the amount of $28,674 was calculated for the cash-generating unit, allocated to the fixed assets of the cash-generating unit on a pro-rata basis based on the carrying amount of each asset in the cash-generating unit and included in depreciation expense. Tax effect of the long-lived asset impairment of $1,710 is included in deferred taxation benefit.

Value in use was determined by discounting the expected future cash flows to be generated by the cash-generating unit and the terminal value. The calculation of the value in use was based on the following key assumptions:

The projection period for the purposes of impairment testing was taken as 5 years between 1 January 2014 and 31 December 2018. Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0% which does not exceed the estimated average growth rate for Belarus.

A 17.1% post-tax WACC rate for 2014 to 2018, a 16.6% post-tax WACC rate for after 2018 were applied in determining the recoverable amount of the cash-generating unit. The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases. The pre-tax rate for disclosure purposes was 18.4%.

Turkcell Superonline

As at 31 December 2013, the aggregate carrying amount of goodwill allocated to Turkcell Superonline is $15,384 (31 December 2012: 18,419). As the recoverable value based on the value in use of the cash generating units was estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2013. The calculation of the value in use was based on the following key assumptions:

Values assigned to adjusted EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group. Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies. Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing was taken as 6 years between 1 January 2014 and 31 December 2019.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Turkcell Superonline (continued)

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.0%. This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.  A 14.7% post-tax WACC rate for 2014 to 2016, a 14.4% post-tax WACC rate for after 2016 were applied in determining the recoverable amount of the cash-generating unit. Discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at pre-tax discount rate gave same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. For disclosure purposes pre-tax discount rate is 21.4%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January 2013	Additions	Disposals	Transfers	Impairment	Acquisitions through business combinations	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2013
GSM and other telecommunication operating licenses	1,271,274	2,811	-	414	-	-	(162,324)	1,112,175
Computer software	2,113,345	142,891	(4,817)	67,600	-	-	(330,228)	1,988,791
Transmission lines	28,569	526	-	-	-	-	(4,697)	24,398
Central betting system operating right	5,966	280	-	-	-	-	(874)	5,372
Indefeasible right of usage	19,541	2,289	-	-	-	-	(3,342)	18,488
Brand name	3,949	-	-	-	-	-	(651)	3,298
Customer base	7,959	-	-	-	-	117	(1,318)	6,758
Goodwill	18,419	-	-	-	-	-	(3,035)	15,384
Other	2,746	98	-		-	5	(246)	2,603
Construction in progress	1,739	66,641	-	(67,059)	-	-	-	1,321
Total	3,473,507	215,536	(4,817)	955	-	122	(506,715)	3,178,588

Accumulated amortization
GSM and other telecommunication operating licenses	592,580	53,485	-	-	10,237	-	(66,192)	590,110
Computer software	1,544,898	164,673	(4,186)	-	4,823	-	(265,557)	1,444,651
Transmission lines	25,881	834	-	-	-	-	(4,335)	22,380
Central betting system operating right	3,989	362	-	-	-	-	(459)	3,892
Indefeasible right of usage	3,785	1,388	-	-	-	-	(767)	4,406
Brand name	1,678	369	-	-	-	-	(316)	1,731
Customer base	3,455	641	-	-	-	-	(662)	3,434
Other	1,124	182	-	-	-	-	(193)	1,113
Total	2,177,390	221,934	(4,186)	-	15,060	-	(338,481)	2,071,717

Total intangible assets	1,296,117	(6,398)	(631)	955	(15,060)	122	(168,234)	1,106,871

Amortization expenses on intangible assets other than goodwill for the years ended 31 December 2013, 2012 and 2011 are $236,994, $225,844 and $287,792 respectively including impairment losses and recognized in direct cost of revenues.

The impairment losses on intangible assets for the years ended 31 December 2013 is $15,060 and recognized in depreciation expense (31 December 2012: $5,705).Computer software includes internally generated capitalized software development costs that meet the definition of an intangible asset. The amount of internally generated capitalized cost is $37,187 for the years ended 31 December 2013 (31 December 2012: $37,917).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

14.	Intangible assets (continued)

Cost	Balance at 1 January2012	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates and hyperinflation	Balance at 31 December 2012
GSM and other telecommunication operating licenses	1,193,025	1,260	(3,386)	3,510	-	76,865	1,271,274
Computer software	1,817,545	41,949	(186)	147,613	-	106,424	2,113,345
Transmission lines	26,861	134	-	-	-	1,574	28,569
Central betting system operating right	5,024	642	-	-	-	300	5,966
Indefeasible right of usage	18,441	-	-	-	-	1,100	19,541
Brand name	3,727	-	-	-	-	222	3,949
Customer base	7,511	-	-	-	-	448	7,959
Customs duty and VAT exemption right	46,747	-	(55,052)	-	-	8,305	-
Goodwill	17,378	-	-	-	-	1,041	18,419
Other	2,490	-	-	-	-	256	2,746
Construction in progress	-	164,055	-	(162,316)	-	-	1,739
Total	3,138,749	208,040	(58,624)	(11,193)	-	196,535	3,473,507

Accumulated amortization
GSM and other telecommunication operating licenses	501,130	57,501	(3,386)	-	1,064	36,271	592,580
Computer software	1,314,571	156,601	(109)	(6,533)	1,359	79,009	1,544,898
Transmission lines	23,497	1,032	-	-	-	1,352	25,881
Central betting system operating right	3,401	295	-	-	-	293	3,989
Indefeasible right of usage	2,348	1,297	-	-	-	140	3,785
Brand name	1,211	393	-	-	-	74	1,678
Customer base	2,660	634	-	-	-	161	3,455
Customs duty and VAT exemption right	42,710	2,199	(55,052)	-	3,282	6,861	-
Other	913	187	-	-	-	24	1,124
Total	1,892,441	220,139	(58,547)	(6,533)	5,705	124,185	2,177,390

Total intangible assets	1,246,308	(12,099)	(77)	(4,660)	(5,705)	72,350	1,296,117

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

15.	Investment property

Since the Group moved from the building in Gebze, the building was transferred from owner occupied asset to investment property as of 1 December 2013. The fair value of this investment property is 16,555 TL (equivalent to 7,757 as of 31 December 2013). The fair value of the Group’s investment property as at 31 December 2013 has been arrived at on the basis of a valuation carried out on the respective dates by Prime Gayrimenkul Değerleme ve Danışmanlık A.Ş., independent valuers not related to the Group. Prime Gayrimenkul Değerleme ve Danışmanlık A.Ş. is authorized by Capital Markets Board, and they have appropriate qualifications and recent experience in the valuation of properties in the relevant locations. The fair value was determined based on the income capitalization approach. In estimating the fair value of the properties, the highest and best use of the properties is their current use.

There is no rental income during the year ended 31 December 2013. Total direct operating expense from investment property that did not generate rental income during December 2013 is $14.

Details of the Group’s investment property in Gebze and information about the fair value hierarchy as at 31 December 2013 are as follows:

31 December 2013	Level 1	Level 2	Level 3	Total

Investment property in Gebze	-	-	7,757	7,757

There were no transfers between Level 1 and Level 2 during the year.

Cost value	Property	Total

Opening balance as of 1 January 2013	-	-
Transfer from tangible fixed assets	10,012	10,012
Effects of movements in exchange rates	(548)	(548)
Ending balance as of 31 December 2013	9,464	9,464

Accumulated depreciation
Opening balance as of 1 January 2013	-	-
Transfer from tangible fixed assets	(1,908)	(1,908)
Charge for the year	(22)	(22)
Effects of movements in exchange rates	105	105
Ending balance as of 31 December 2013	(1,825)	(1,825)

Carrying value as of 31 December 2013	7,639	7,639

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.	Investments in equity accounted investees

The Group’s share of profit in its equity accounted investees for the years ended 31 December 2013, 2012 and 2011 are $155,362, $121,733 and $136,907, respectively. Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:
	Ownership	Current assets**	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-controlling interest	Equity attributable to parent	Total liabilities and equity
31 December 2013
Fintur (associate)	41.45%	445,717	1,828,603	2,274,320	465,938	1,018,142	386,975	403,265	2,274,320
A-Tel (joint venture)*	50.00%	47,145	-	47,145	13	3,443	-	43,689	47,145
		492,862	1,828,603	2,321,465	465,951	1,021,585	386,975	446,954	2,321,465

31 December 2012
Fintur (associate)	41.45%	326,847	1,807,926	2,134,773	613,688	854,288	289,984	376,813	2,134,773
A-Tel (joint venture)*	50.00%	57,714	-	57,714	126	4,475	-	53,113	57,714
		384,561	1,807,926	2,192,487	613,814	858,763	289,984	429,926	2,192,487

	Revenues	Direct cost of revenues	Profit/loss***	Other comprehensive income***	Total comprehensive income***
2013
Fintur	2,035,678	(883,510)	375,748	(39,156)	336,592
A-Tel	-	-	(771)	-	(771)
	2,035,678	(883,510)	374,977	(39,156)	335,821
2012
Fintur	2,027,320	(882,142)	344,016	9,952	353,968
A-Tel	27,234	(36,600)	23,400	-	23,400
	2,054,554	(918,742)	367,416	9,952	377,368
2011
Fintur	1,957,904	(802,953)	398,688	(3,818)	394,870
A-Tel	56,512	(53,063)	(31,777)	-	(31,777)
	2,014,416	(856,016)	366,911	(3,818)	363,093
     *Figures mentioned in the above table include fair value adjustments that arose during acquisition of A-Tel.
   **Cash and cash equivalents presented in current assets of A-Tel is $14,806 and $19,036 as at and for the years ended 31 December 2013 and 2012, respectively.
***The figures presents the amounts attributable to the parent.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.	Investments in equity accounted investees (continued)

The Company’s investment in Fintur Holdings BV (“Fintur”) amounts to $229,114 as at 31 December 2013 (31 December 2012: $230,374).

In 2012, Fintur has decided to distribute dividend amounting to $598,000. The Company reduced the carrying value of investments in Fintur by the cash collected dividend of $247,871.

In 2013, Fintur has decided to distribute dividend amounting to $105,000. The Company reduced the carrying value of investments in Fintur by the accrued dividend of $43,523 and this amount has been collected in July 2013.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed. The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%. At the same time, the non-controlling shareholders in Azertel increased their ownership to 49%. Fintur’s effective ownership in Azercell therefore remained at 51%. One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding significant decisions at the General Assembly. Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest. The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $1,024,529 is accounted under equity, in accordance with the Group’s accounting policy.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Fintur recognized in the consolidated financial statements

	2013	2012
Net assets of Fintur	403,265	376,813
Proportion of the Group’s ownership interest in Fintur	167,153	156,189
Goodwill	61,961	74,185

Carrying amount of the Group’s interest in Fintur	229,114	230,374

Significant restrictions

Fintur

As at 31 December 2013, significant exchange restrictions and state controls exist in most jurisdictions in which Fintur operates. The local currencies of Fintur subsidiaries in Kazakhstan, Azerbaijan, Georgia and Moldova are not convertible outside of respective countries. Future movements of exchange rates will affect the carrying values of the Fintur’s assets and liabilities. The translation of underlying local currency amounts into USD in Fintur’s consolidated financial statements should not be construed as a representation that such local currency amounts have been, could be or will in future be converted into USD at the exchange rates shown or at any other exchange rate.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

16.	Investments in equity accounted investees (continued)

The Company’s investment in A-Tel amounts to $21,845 as at 31 December 2013 (31 December 2012: $26,557).

Reconciliation of the above summarized financial information to the carrying amount of the interest in A-tel recognized in the consolidated financial statements

	2013	2012
Net assets of A-Tel	43,689	53,113
Proportion of the Group’s ownership interest in A-Tel	21,845	26,557

Carrying amount of the Group’s interest in A-Tel	21,845	26,557

In November 2012 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends amounting to TL 13,904 (equivalent to $6,515 as at 31 December 2013). The Company reduced the carrying value of its investments in A-Tel by its dividend portion of TL 6,952 (equivalent to $3,257 as at 31 December 2013) as at 31 December 2012.

Since the service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012, the carrying amount of A-Tel in the consolidated financial statements is decreased to the Company’s share on the net assets of A-Tel as at 31 December 2012 and an impairment loss of $40,250 is recognized in other expenses in the consolidated statement of comprehensive income for the year ended 31 December 2012. Additionally, based on the management opinion, the Company accrued a provision before tax effect amounting to $19,299 in the consolidated statement of comprehensive income for the year ended 31 December 2012.

17.	Other investments

Non-current investments:

		2013		2012
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
T Medya Yatirim Sanayi ve Ticaret AS (“T-Medya”)	Turkey	4.52	-	4.52	10,359
Aks Televizyon Reklamcilik ve Filmcilik Sanayi ve Ticaret AS (“Aks TV”)	Turkey	-	-	4.57	13,555

			-		23,914

In May 2013, SDIF announced that it had taken over the management of Aks TV and T-Medya against its overdue receivables from Cukurova Group. Following the change in the management of Aks TV and T-Medya, a valuation study was performed by an independent valuation firm as of 30 June 2013. Based on the impairment analysis performed, the carrying value of T-Medya have been reduced by $4,951. Furthermore in last quarter of 2013 carrying value of T-Medya has been decreased to nil since the net asset value of the entity is negative.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

17.	Other investments (continued)

Based on the impairment analysis performed as of 30 June 2013, the carrying value of Aks TV have been reduced by $8,251. On 26 August 2013, SDIF notified that Company’s shares in Aks TV has been ascertained as TL 4,755 (equivalent to $2,228 as at 31 December 2013) and such amount shall be paid by SDIF to the Group in condition that the Group transfers it’s all shares in Aks TV to the Buyer. In this context, Board of Directors of the Company approved to transfer all of its shares. As of 30 October 2013, the Company’s shares in Aks TV has been sold to Ciner Görsel Televizyon Prodüksiyon Anonim Şirketi and the carrying value of Aks TV has been decreased to nil and additional impairment loss of $1,735 has been recognized in other expense.

	2013	2012
Securities
Corporate debt securities – held-to-maturity	3,851	5,155

As at 31 December 2013, corporate debt securities classified as held-to-maturity investments with a carrying amount of $3,851 have effective interest rates of 9.8% to 13.8% and matures in 2015.

As at 31 December 2012, corporate debt securities classified as held-to-maturity investments with a carrying amount of $5,155 have effective interest rates of 8.6% to 11.8% and matures in 2014.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in Note 31.

18.	Other non-current assets

	2013	2012
VAT receivable	68,036	81,774
Prepaid expenses	38,279	27,689
Deposits and guarantees given	7,711	7,173
Advances given for fixed assets	2,162	2,846
Receivables from Tax Office	-	3,689
Others	1,780	2,128
	117,968	125,299

19.	Deferred tax assets and liabilities

Unrecognized deferred tax liabilities

At 31 December 2013, a deferred tax liability of $26,905 (31 December 2012: $25,517) for temporary differences of $127,584 (31 December 2012: $127,584) related to investments in subsidiaries was not recognized because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	2013	2012
Deductible temporary differences	57,496	169,564
Tax losses	125,794	102,242
Total unrecognized deferred tax assets	183,290	271,806

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Deferred tax assets and liabilities (continued)

The deductible temporary differences do not expire under current tax legislation. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, deferred tax assets have not been recognized in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilize the benefits therefrom.

As at 31 December 2013, expiration of tax losses is as follows:

Expiration Date	Amount
2014	25,585
2015	34,457
2016	63,349
2017	11,205
2018	7,132
2021 - 2023	176,572
318,300

As at 31 December 2013, tax losses which will be carried indefinitely are amounting to $445,851 (31 December 2012: $340,840).

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 December 2013 and 2012 are attributable to the following:

	Assets		Liabilities		Net
	2013	2012	2013	2012	2013	2012
Property, plant & equipment and intangible assets	1,352	(4,683)	(99,414)	(110,435)	(98,062)	(115,118)
Investment	-	-	(15,868)	(13,995)	(15,868)	(13,995)
Provisions	28,362	13,070		-	28,362	13,070
Trade and other payables	36,711	3,476	-	38,729	36,711	42,205
Tax credit carry forwards (Investment tax credit)	19,905	13,368		-	19,905	13,368
Other items	37,348	32,506	(4,814)	(1,382)	32,534	31,124
Tax assets / (liabilities)	123,678	57,737	(120,096)	(87,083)	3,582	(29,346)
Net off of tax	(89,345)	(42,914)	89,345	42,914	-	-
Net tax assets / (liabilities)	34,333	14,823	(30,751)	(44,169)	3,582	(29,346)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

19.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 December 2013 and 2012

	Balance at 1 January 2012	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2012

Property, plant & equipment and intangible assets	(103,926)	(16,865)	-	-	5,673	(115,118)
Investment	(22,290)	7,438	2,145	-	(1,288)	(13,995)
Provisions	24,127	(12,425)	-	-	1,368	13,070
Trade and other payables	(23,391)	66,614	-	-	(1,018)	42,205
Tax credit carry forward	-	13,293	-	-	75	13,368
Other items	61,392	(34,693)	960	-	3,465	31,124
Total	(64,088)	23,362	3,105		8,275	(29,346)

	Balance at 1 January 2013	Recognized in the statement of profit or loss	Recognized in other comprehensive income	Acquired in business combinations	Effect of movements in exchange rates	Balance at 31 December 2013

Property, plant & equipment and intangible assets	(115,118)	415	-	(82)	16,723	(98,062)
Investment	(13,995)	(8,024)	3,170	-	2,981	(15,868)
Provisions	13,070	19,052	-	-	(3,760)	28,362
Trade and other payables	42,205	1,595	-	-	(7,089)	36,711
Tax credit carry forward	13,368	9,545	-	-	(3,008)	19,905
Other items	31,124	7,665	(482)	-	(5,773)	32,534
Total	(29,346)	30,248	2,688	(82)	74	3,582

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

20.	Trade receivables and accrued income

	2013	2012
Accrued service income	748,647	638,687
Receivables from subscribers	445,574	484,294
Accounts and checks receivable	100,415	86,026
	1,294,636	1,209,007

Trade receivables are shown net of allowance for doubtful debts amounting to $323,952 as at 31 December 2013 (31 December 2012: $388,744). The change in allowance for trade receivables and due from related parties is disclosed in Note 31.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $80,026 and $76,469 as at 31 December 2013 and 2012, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed and will be billed within one year. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed. Contracted receivables related to handset campaigns, which will be invoiced after one year is presented under non-current trade receivables amounting to $247,823 (31 December 2012: $216,149).

The Group’s exposure to currency risks and impairment losses related to trade receivables are disclosed in Note 31.

21.	Other current assets

	2013	2012
Prepaid expenses	87,166	100,600
Amounts to be received from Ministry of Transport, Maritime Affairs and Communications	52,475	-
Restricted cash	43,078	55,078
Prepayment for subscriber acquisition cost	25,669	20,662
Interest income accruals	14,671	12,269
Special communication tax to be collected from subscribers	14,467	18,423
Advances to suppliers	13,662	13,078
Receivables from personnel	2,978	3,194
VAT receivable	2,319	6,944
Receivables from Tax Office	201	10,187
Other	25,466	29,470
	282,152	269,905

Prepaid expenses mainly comprises prepaid rent expenses.

The amount to be received from the Ministry of Transport, Maritime Affairs and Communications is related with the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) as explained in Note 34.

As at 31 December 2013, restricted cash mainly represents amounts deposited at banks as guarantees in connection with dispute with the Competition Board regarding business practices with the distributors as detailed in Note 34. Restricted cash regarding to the loan utilized by Azerinteltek as at 31 December 2012 had matured as of 30 September 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

21.	Other current assets (continued)

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

22.	Cash and cash equivalents

	2013	2012
Cash in hand	99	148
Cheques received	84	380
Banks	3,806,411	3,924,203
- Demand deposits	204,864	245,551
- Time deposits	3,601,547	3,678,652
Bonds and bills	2,114	1,484
Cash and cash equivalents	3,808,708	3,926,215
Bank overdrafts	(237)	-
Cash and cash equivalents in the statement of cash flows	3,808,471	3,926,215

As at 31 December 2013, cash and cash equivalents deposited in banks that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company is amounting to $0.055 (31 December 2012: $0.055).

As at 31 December 2013, the average maturity of time deposits is 57 days (31 December 2012: 81 days).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 31.

23.	Capital and reserves

Share capital

As at 31 December 2013, common stock represented 2,200,000,000 (31 December 2012: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 December 2013, total number of pledged shares hold by various institutions is 955,509 (31 December 2012: 995,509).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

23.	Capital and reserves (continued)

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits. First level legal reserves are set aside 5% of the distributable income per statutory accounts each year. The ceiling on the first legal reserves is 20% of the paid-up capital. The reserve requirement ends when the 20% of paid-up capital level has been reached. Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital). There is no ceiling for second legal reserves and they are accumulated every year.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of hedging instruments entered into for cash flow hedges. The cumulative gain or loss arising on changes in fair value of the hedging instruments that are recognized and accumulated under the heading of cash flow hedging reserve will be reclassified to profit or loss only when the hedged transaction affects the profit or loss, or included as a basis adjustment to the non-financial hedged item, consistent with the relevant accounting policy.

Reserve for non-controlling interest put option liability

The reserve for non-controlling interest put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognized and the amount of non-controlling interest derecognized.  Since the current option relates to the business combinations before 1 January 2009, subsequent changes in the fair value of the put option liability other than unwind of discount and associated foreign exchange gains and losses are also recognized in this reserve.

Dividends

On 23 March 2011, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2010 amounting to TL 1,328,697 (equivalent to $622,545 as at 31 December 2013), which represented 75% of distributable income. This represents a net cash dividend of full TL 0.6039532 (equivalent to full $0.28 as at 31 December 2013) per share. This dividend proposal was discussed but not approved at the Ordinary General Assembly of Shareholders held on 21 April 2011 and the Extraordinary General Assemblies of Shareholders held on 11 August 2011 and 12 October 2011.

The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the dividend proposal could not be presented for approval.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 4 April 2012, it has been decided to distribute dividends amounting to TL 34,061 (equivalent to $15,959 as at 31 December 2013). The dividend was paid on 3 May 2012.

In the Ordinary General Assemblies of Shareholders Meeting of Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) held on 19 December 2013, it has been decided to distribute dividends amounting to TL 2,325 (equivalent to $1,089 as at 31 December 2013). The dividend was paid on 26 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

24.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 December 2013 were based on the profit attributable to ordinary shareholders for the years ended 31 December 2013, 2012 and 2011 of $1,228,188, $1,158,835 and $751,709 respectively and a weighted average number of shares outstanding during the years ended 31 December 2013, 2012 and 2011 of 2,200,000,000 calculated as follows:

	2013	2012	2011
Numerator:
Net profit for the period attributed to owners	1,228,188	1,158,835	751,709
Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000	2,200,000,000
Basic and diluted earnings per share	0.56	0.53	0.34

25.	Other non-current liabilities

	2013	2012
Consideration payable in relation to acquisition of Belarusian Telecom	69,054	76,413
Accrual for Evrensel Project (Note 34)	24,611	-
Deposits and guarantees taken from agents	15,507	17,465
Payables to other suppliers	4,146	14,654
Other	14,351	9,356
	127,669	117,888

Consideration payable in relation to the acquisition of Belarusian Telecom represents the present value of the long-term deferred payment to the seller. Payment of $100,000 is contingent on the financial performance of Belarusian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2020 (31 December 2012: the first quarter of 2020). The present value of the contingent consideration is $69,054 as at 31 December 2013 (31 December 2012: $76,413).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to foreign currency for interest bearing loans, see Note 31.

	2013	2012
Non-current liabilities
Unsecured bank loans	693,043	595,763
Secured bank loans	4,589	5,937
Finance lease liabilities	18,518	17,496
	716,150	619,196
Current liabilities
Unsecured bank facility	550,134	414,903
Current portion of unsecured bank loans	272,133	645,830
Current portion of secured bank loans	20,408	18,783
Current portion of finance lease liabilities	2,576	2,940
Secured bank facility	-	3,514
Option contracts used for hedging	994	1,477
	846,245	1,087,447

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 December 2013			31 December 2012
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount

Unsecured bank loans	USD	2014-2018	Floating	Libor+1.3%-3.5%	1,135,637	1,138,316	Libor+1.35%-3.75%	953,897	955,003
Unsecured bank loans	USD	2014-2016	Fixed	1.3%-8.0%	216,710	223,052	2.24%-8.0%	596,238	598,484
Unsecured bank loans	TL	2014-2016	Fixed	8.3%-10.0%	153,306	153,942	8.75%-10%	102,210	103,009
Secured bank loans*	EUR	2014	Floating	Libor+3.465%	16,510	18,955	Libor+3.465%	15,820	17,086
Secured bank loans**	BYR	2020	Fixed	12-16%	4,739	6,042	12%-16%	6,010	7,634
Secured bank loans	USD	2013	Fixed	-	-	-	4.3%	3,500	3,514
Finance lease liabilities	EUR	2014-2024	Fixed	3.35%	24,455	20,325	3.35%	22,577	18,407
Finance lease liabilities	USD	2014-2015	Fixed	0.68%-4.64%	839	769	0.68%-7.3%	2,047	1,970
Finance lease liabilities	TL	2013	Fixed	-	-	-	10.24%	63	59
					1,552,196	1,561,401		1,702,362	1,705,166
(*)	Secured by System Capital Management Limited (“SCM”).
(**)	Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.	Loans and borrowings (continued)

As of 1 February 2012, Astelit had debt repayments related to Euroasia Loan in the amount of $150,165 and to Financell Loans in the amount of $172,799. Since June 2011, Astelit has not met the payment obligations, which were waived until 1 February 2012. Since that date, the Board of Directors of the Company has not acted to approve or reached a consensus for the extension of repayment dates. As a result, Astelit was unable to meet its repayment obligations in relation to Euroasia and Financell Loans totaling $322,964 and defaulted on its loan agreements (As of 31 December 2013, due to Astelit executing partial payments, Astelit’s accrued obligations under its loans to Financell and Euroasia Telecommunications Holding BV (“ETH”) has decreased to a total of $597,602). As a consequence of Astelit’s default, cross default clauses have been triggered on five loan agreements totaling $553,886 (currently decreased to $176,294 on three loan agreements following the Company’s $150,000 guarantee payment and other principle payments) and waivers were obtained for the aforementioned loans before 31 December 2013. In the context of guarantees, Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions. In addition to the Euroasia Loan and Financell Loans, as given above, Astelit has defaulted in one SCM loan agreement currently totaling $38,840 (“SCM Loan”),

In the same vein, Euroasia, a Group company that is a 100% shareholder of Astelit, which had previously borrowed $150,000 to finance Astelit, also defaulted on its loan on 30 March 2012. As a guarantor, the Company paid $150,000 to related banks on 6 April 2012. In relation to the guarantee agreement, a first priority pledge on Euroasia shares held by System Capital Management Limited has been established in favor of the Company. Upon payment of the guaranteed amount, the Company has the right to initiate legal proceedings arising out of this pledge on the Euroasia shares under certain conditions. . As a consequence of Euroasia’s default, cross default clauses have been triggered on four loan agreements (the same ones referenced above, currently decreased to three loan agreements) currently totaling $176,294. Since waivers for the defaults on Turkcell and Financell loans (“Loans”) including any future non-payments of Astelit were received on 25 July 2012, the Loans have been classified according to the maturities of their respective borrowing agreements in the statement of financial positions as of 31 December 2013 and 2012. As no waiver has been received for the SCM Loan from SCM, this loan has been classified in current liabilities. Accordingly, as a result of event of default, SCM has a right to demand immediate loan repayment although does not perfected any pledges in connection with this loan.

With respect to the amounts due to Financell, the Board of Directors of the Company decided to extend a guarantee to Financell in order to perform its obligations with respect to the loans granted by the banks for providing Group financing. The guarantee will be limited to $410,650 principal amount plus interest and any other costs, expenses and fees that may accrue. This guarantee includes currently unmet debt repayments under the loan agreements signed between Astelit and Financell, and of the loans that Financell granted to Astelit which have not yet fallen due.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

26.	Loans and borrowings (continued)

Finance lease liabilities are payable as follows:

	31 December 2013			31 December 2012
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	3,219	643	2,576	3,606	666	2,940
More than one year	22,075	3,557	18,518	21,081	3,585	17,496
	25,294	4,200	21,094	24,687	4,251	20,436

Interest collars:

Under interest rate collar contracts, the Group agrees to exchange the difference between the collar (1.25% - 4%) and floating rate (LIBOR) interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow exposures on the issued variable rate debt. The fair value of interest rate collar at the end of the reporting period is determined by the quotations by the financial institutions and is disclosed below.

The following tables detail the notional principal amounts outstanding at the end of the reporting period.

	Currency	Notional value		Fair value asset / (liability)
		2013	2012	2013	2012
Interest collar	US$	86,000	86,000	(994)	(1,477)

All interest rate collar contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the Group’s cash flow exposure resulting from variable interest rates on borrowings. The interest rate collars and the interest payments on the loan occur simultaneously and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss.

27.	Employee benefits

International Accounting Standard No 19 “Employee Benefits” (“IAS 19”) requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans. As detailed in Note 10, such actuarial gains/losses are recognized within other comprehensive income starting from 31 December 2012. The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate between 3.19% and 4.40% depending on the expected payout date (31 December 2012: between 2.02% and 2.29%).

Movement in the reserve for employee termination benefits as at 31 December 2013 and 2012 are as follows:

	2013	2012
Opening balance	41,452	28,259
Provision set/reversed during the period	12,961	15,949
Actuarial (gain) / loss	(2,478)	4,911
Payments made during the period	(7,753)	(10,158)
Unwind of discount	2,028	837
Effect of change in foreign exchange rate	(7,501)	1,654
Closing balance	38,709	41,452

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

27.	Employee benefits (continued)

Actuarial gain amounting to $2,478 has been reflected to other comprehensive income for the year ended 31 December 2013 (31 December 2012: $4,911 actuarial loss).

The liability is not funded, as there is no funding requirement.

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated statement of income as incurred. The Group incurred $3,438, $3,737 and $5,916 in relation to defined contribution retirement plan for the years ended 31 December 2013, 2012 and 2011, respectively.

28.	Deferred income

Deferred income primarily consists of right of use sold but not used by prepaid subscribers and it is classified as current as at 31 December 2013. The amount of deferred income is $92,221 and $91,166 as at 31 December 2013 and 2012, respectively.

29.	Provisions

Non-current provisions:

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2012	985	56,517	717	58,219
Provision made/used during the year	3,668	4,370	(756)	7,282
Transfer (*)	77,031	-	-	77,031
Unwind of discount	1,994	2,211	-	4,205
Effect of change in foreign exchange rate	86	2,032	39	2,157
Balance at 31 December 2012	83,764	65,130	-	148,894

	Legal	Obligations for dismantling, removing and site restoration	Other	Total
Balance at 1 January 2013	83,764	65,130	-	148,894
Provision made/used during the year	896	4,494	-	5,390
Unwind of discount	2,506	1,700	-	4,206
Transfer	(154)	-	-	(154)
Effect of change in foreign exchange rate	(14,161)	(8,651)	-	(22,812)
Balance at 31 December 2013	72,851	62,673	-	135,524

Legal provisions are set for the probable cash outflows related to legal disputes.

* The Group management concluded that no cash out flow is expected within 12 months period in relation to dispute for Carrying International Voice Traffic considering the current progress of the litigation and presented the provision within non-current liabilities in the consolidated financial statements as at 31 December 2013 and 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

29.	Provisions (continued)

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The above mentioned additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions recorded against property, plant and equipment.

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2012	81,862	44,059	125,921
Provision made/(reversed) during the year	30,329	55,709	86,038
Provisions used during the year	(9,193)	(45,903)	(55,096)
Unwind of discount	144	-	144
Transfer (*)	(77,031)	-	(77,031)
Effect of change in foreign exchange rate	4,902	2,254	7,156
Balance at 31 December 2012	31,013	56,119	87,132

	Legal	Bonus	Total
Balance at 1 January 2013	31,013	56,119	87,132
Provision made/(reversed) during the year	15,873	65,302	81,175
Provisions used during the year	(19,793)	(52,248)	(72,041)
Unwind of discount	38	-	38
Transfer	154	-	154
Effect of change in foreign exchange rate	(4,143)	(10,016)	(14,159)
Balance at 31 December 2013	23,142	59,157	82,299

Legal provisions are set for the probable cash outflows related to legal disputes. In Note 34, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totaling to $59,157 comprises mainly the provision for the year ended 31 December 2013 and is planned to be paid in March 2014.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

30.	Trade and other payables

The breakdown of trade and other payables as at 31 December 2013 and 2012 is as follows:

	2013	2012
Payables to other suppliers	456,973	487,632
Taxes and withholdings payable	176,544	191,523
License fee accrual	67,130	75,165
Selling and marketing expense accrual	61,669	61,752
ICTA share accrual	13,889	15,670
Payables to Ericsson companies	13,016	24,547
Roaming expense accrual	6,846	13,472
Interconnection accrual	4,063	4,010
Interconnection payables	1,019	7,600
Other	90,366	72,230
	891,515	953,601

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

In accordance with the license agreement, Turkcell pays 90% of the treasury share, which equals 15% of its gross revenue, to the Turkish Treasury and 10% of the treasury share as universal service fund to the Turkish Ministry.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators. Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in Note 31.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

		2013	2012
Other non-current assets*	18	-	3,695
Other current assets*	21	58,750	93,001
Cash and cash equivalents**	22	3,808,609	3,926,067
Trade receivables and accrued income	20	1,542,459	1,425,156
Held-to-maturity	17	30,879	27,360
Due from related parties-current	35	10,012	7,414
		5,450,709	5,482,693

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Cash on hand is excluded from cash and cash equivalents.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	2013	2012
Receivable from subscribers	1,400,226	1,297,268
Receivables from distributors and other operators	126,128	111,704
Other	26,117	23,598
	1,552,471	1,432,570

The aging of trade receivables and due from related parties as at 31 December 2013 and 2012:

	2013	2012
Not past due	1,356,666	1,221,828
1-30 days past due	97,673	82,852
1-3 months past due	43,610	58,878
3-12 months past due	54,522	69,012
	1,552,471	1,432,570

Impairment losses

The change in allowance for trade receivables and due from related parties as at 31 December 2013 and 2012 is as follows:

	2013	2012
Opening balance	392,852	327,435
Impairment loss recognized	79,465	62,431
Amounts written-off	(77,569)	(15,857)
Effect of change in foreign exchange rate	(70,731)	18,843
Closing balance	324,017	392,852

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Credit risk (continued)

Impairment losses (continued)

The impairment loss recognized of $79,465 for the year ended 31 December 2013 relates to its estimate of incurred losses in respect of trade receivables and due from related parties (31December 2012: $62,431).

Trade receivables and due from related parties are reserved in an allowance account until the Group can determine that the amounts are no longer collectible. When this becomes probable the Group reverses the allowance and writes-off the receivable.

Liquidity risk

Current cash debt coverage ratio as at 31 December 2013 and 2012 is as follows:

	2013	2012

Cash and cash equivalents	3,808,708	3,926,215
Current liabilities	2,019,869	2,351,493
Current cash debt coverage ratio	189%	167%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 December 2013							31 December 2012
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5	Carrying	Contractual	6 months	6-12	1-2	2-5	More than 5
	Amount	cash flows	or less	Months	years	years	Years	Amount	cash flows	or less	months	years	years	Years

Non-derivative financial liabilities

Secured bank loans	24,997	(29,122)	(789)	(20,969)	(1,474)	(3,856)	(2,034)	28,234	(32,430)	(2,321)	(20,707)	(1,616)	(4,302)	(3,484)
Unsecured bank loans	1,515,310	(1,589,578)	(482,931)	(353,497)	(378,943)	(374,207)	-	1,656,496	(1,724,444)	(824,381)	(240,263)	(240,304)	(407,521)	(11,975)
Finance lease liabilities	21,094	(25,294)	(2,974)	(245)	(2,479)	(6,582)	(13,014)	20,436	(24,687)	(3,109)	(497)	(2,450)	(5,824)	(12,807)
Trade and other payables*	475,154	(478,608)	(474,462)	-	(4,146)	-	-	534,433	(538,275)	(523,621)	-	(10,183)	(4,471)	-
Bank overdraft	237	(237)	(237)	-	-	-	-	-	-	-	-	-	-	-
Due to related parties	42,278	(42,300)	(42,300)	-	-	-	-	55,614	(55,654)	(55,654)	-	-	-	-
Consideration payable in relation to acquisition of Belarusian Telecom	69,054	(100,000)	-	-	-	-	(100,000)	76,413	(100,000)	-	-	-	-	(100,000)

Derivative financial liabilities
Option contracts	994	(994)	(994)	-	-	-	-	1,477	(1,477)	(1,477)	-	-	-	-
TOTAL	2,149,118	(2,266,133)	(1,004,687)	(374,711)	(387,042)	(384,645)	(115,048)	2,373,103	(2,476,967)	(1,410,563)	(261,467)	(254,553)	(422,118)	(128,266)

* Advances taken, license fees, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2012
	USD	EUR
Foreign currency denominated assets
Due from related parties-current	2,161	99
Trade receivables and accrued income	21,972	36,643
Other current assets	9,468	1,814
Cash and cash equivalents	1,039,442	1,174
	1,073,043	39,730
Foreign currency denominated liabilities
Loans and borrowings-non current	(522,323)	(15,327)
Other non-current liabilities	(90,986)	-
Loans and borrowings-current	(727,659)	(13,778)
Trade and other payables	(154,054)	(19,963)
Due to related parties	(717)	(198)
	(1,495,739)	(49,266)
Net exposure	(422,696)	(9,536)

	31 December 2013
	USD	EUR
Foreign currency denominated assets
Other non-current assets	194	2,131
Due from related parties-current	3,263	87
Trade receivables and accrued income	25,538	38,506
Other current assets	8,298	3,399
Cash and cash equivalents	660,426	377
	697,719	44,500
Foreign currency denominated liabilities
Loans and borrowings-non current	(619,155)	(15,764)
Other non-current liabilities	(82,900)	-
Loans and borrowings-current	(734,031)	(14,010)
Trade and other payables	(150,760)	(19,194)
Due to related parties	(188)	(129)
	(1,587,034)	(49,097)
Net exposure	(889,315)	(4,597)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Closing Rate
	31 December	31 December	31 December	31 December
	2013	2012	2013	2012

USD/TL	1.9094	1.7913	2.1343	1.7826
EUR/TL	2.5390	2.3119	2.9365	2.3517
USD/BYR	8,883	8,326	9,510	8,570
USD/UAH	7.9930	7.9912	7.9930	7.9930

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies. The analysis excludes net foreign currency investments.

10% strengthening of the TL, UAH, BYR against the following currencies as at 31 December 2013 and 2012 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	88,932	42,270
EUR	632	1,258

10% weakening of the TL, UAH, BYR against the following currencies as at 31 December 2013 and 2012 would have increased / (decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2013	2012

USD	(88,932)	(42,270)
EUR	(632)	(1,258)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Interest rate risk

As at 31 December 2013 and 2012 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 December 2013		31 December 2012
		Effective	Carrying	Effective	Carrying
		Interest		interest
	Note	Rate	Amount	rate	Amount
Fixed rate instruments
Time deposits	22
USD		3.4%	661,527	3.3%	1,036,748
EUR		1.8%	1,101	1.3%	2,639
TL		9.9%	2,922,068	8.3%	2,630,214
Other		5.0%	16,851	2.0%	9,051
Held-to-maturity securities	17
Corporate securities TL		10.7%	23,204	9.7%	22,769
Finance lease obligations	26
USD		1.6%	(769)	3.9%	(1,970)
EUR		3.4%	(20,325)	3.4%	(18,407)
TL		-	-	10.2%	(59)
Unsecured bank loans	26
USD fixed rate loans		5.0%	(223,052)	4.3%	(598,484)
TL fixed rate loans		9.9%	(153,942)	10.0%	(103,009)
Secured bank loans	26
BYR fixed rate loans		11.9%	(6,042)	10.9%	(7,634)
USD fixed rate loans		-	-	4.3%	(3,514)
Restricted cash	21
TL		6.5%	43,078	5.0%	51,578
USD		-	-	3.95%	3,500
Variable rate instruments
Held-to-maturity securities	17
Corporate securities TL		11.3%	7,675	11.8%	4,591
Secured bank loans	26
EUR floating rate loans		7.5%	(18,955)	7.8%	(17,086)
Unsecured bank loans	26
USD floating rate loans		2.8%	(1,138,316)	3.4%	(955,003)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 December 2013 would have increased / (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis as at 31 December 2013 and 2012.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2013
Variable rate instruments	(5,540)	5,540	-	-
Cash flow sensitivity (net)	(5,540)	5,540	-	-
31 December 2012
Variable rate instruments	(4,786)	4,786	-	-
Cash flow sensitivity (net)	(4,786)	4,786	-	-

Fair values

Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

Some of the Group’s financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

	Fair values

	31 December 2013	31 December 2012	Fair Value hierarchy	Valuation Techniques

Option contracts used for hedging	(994)	(1,477)	Level 2	Quoted bid prices in financial institutions
Consideration payable in relation to acquisition of Belarusian Telecom	(69,054)	(76,413)	Level 3	Net present value (*)

There were no transfers between Level 1 and 2 in the period.

(*)	Discount rate of %6.1 per cent is used for the present value calculation for the consideration payable in relation to acquisition of Belarusian Telecom.

Relationship of unobservable inputs to fair value is the higher the discount rate, the lower the fair value.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Fair values (continued)

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

The categories of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required) are stated below:

		31 December 2013		31 December 2012
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at amortized cost
Other non-current assets**	18	-	-	3,695	3,695
Due from related parties-short term	35	10,012	10,012	7,414	7,414
Trade receivables and accrued income*	20	1,542,459	1,542,459	1,425,156	1,425,156
Other current assets**	21	58,750	58,750	93,001	93,001
Held-to-maturity	17	30,879	30,879	27,360	27,360
Cash and cash equivalents***	22	3,808,708	3,808,708	3,926,215	3,926,215
		5,450,808	5,450,808	5,482,841	5,482,841

Liabilities carried at amortized cost
Loans and borrowings-long term	26	(716,150)	(716,150)	(619,196)	(619,196)
Bank overdrafts	22	(237)	(237)	-	-
Loans and borrowings-short term	26	(845,251)	(845,251)	(1,085,970)	(1,085,970)
Trade and other payables****	30	(475,154)	(475,154)	(534,433)	(534,433)
Due to related parties	35	(42,278)	(42,278)	(55,614)	(55,614)
		(2,079,070)	(2,079,070)	(2,295,213)	(2,295,213)

* Includes non-current trade receivables amounting to $247,823 (31 December 2012: $216,149).

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

***Cash and cash equivalents are the only level 1 item on above stated tables, all other items are level 2.

**** Advances taken, taxes, withholdings payable and accruals are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in Note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

31.	Financial instruments (continued)

Fair values (continued)

Fair value hierarchy (continued)

Reconciliation of Level 3 fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring base is stated below

	Consideration payable in relation to acquisition of Belarusian Telecom	Financial liability in relation to put option	Total
Balance as at 1 January 2012	60,180	(10,094)	50,086
Total gains or losses:
in profit or loss	16,233	(643)	15,590
Total recognition in equity	-	10,737	10,737
Balance as at 31 December 2012	76,413	-	76,413

On 26 August 2013, the non-controlling interest put option granted to Belarusian Government became exercisable for a three month period. However; the Belarusian Government did not exercise the put option and the put option expired on 26 November 2013. As a result the Group derecognized the financial liability related to the non-controlling put option on 26 November 2013.

Consideration payable in relation to acquisition of Belarusian Telecom
Balance as at 1 January 2013	76,413
Total gains or losses:
in profit or loss	(7,359)
Balance as at 31 December 2013	69,054

32.	Operating leases

The lease contracts, which mainly comprise leases of radio, transmission, office and internet capacity, expire on various dates. The Group does not have right to purchase the leased asset at the end of the lease period. Price escalation clauses of renewal conditions in operational lease agreements differ according to various conditions.

The future minimum lease payments under non-cancellable leases are as follows:

	2013	2012
Less than one year	38,001	43,794
Between one and five years	44,079	59,446
More than five years	8,320	12,617
	90,400	115,857
Payments recognized as an expense
	2013	2012	2011
Minimum lease payments	323,019	313,443	271,347

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

33.	Guarantees and purchase obligations

As at 31 December 2013, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $463,695 (31 December 2012: $385,045). Payments for these commitments are going to be made in a 7-year period.

As at 31 December 2013, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totaling to TL 3,177,947 (equivalent to $1,488,988 as at 31 December 2013) (31 December 2012: TL 2,854,366 equivalent to $1,601,238 as at 31 December 2012).

34.	Commitments and Contingencies

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates in 2013 caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision before tax effect amounting to $24,611 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the consolidated financial statements for the year ended 31 December 2013.

License Agreements

Turkcell:

On 27 April 1998, the Company signed the Agreement for grant of concession for the establishment and Operation of the Pan-European Mobile Telephone System, GSM (hereinafter referred to as the “License Agreement”) with the Turkish Ministry. In accordance with the License Agreement, the Company was granted a 25 year license for the provision of GSM services for a license fee of $500,000. The License Agreement permits the Company to operate as a stand-alone GSM operator. Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury a treasury share and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations. In February 2002, the GSM License of the Company is renewed under provisions of the new License Agreement signed with the ICTA  and in accordance with the License Agreement, the Company became obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. Moreover on 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly treasury share to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369. As a result, starting from 30 June 2005, the Company pays 90% of the treasury share to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund. The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell: (continued)

In accordance with the renewed License Agreement signed with the ICTA in February 2002, the Company became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behaviour and compliance with national and international GSM standards. Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status. Thereafter, the provisions of the License granted to the Company is revised and updated twice under the subsequent License Agreements signed between the Company and the ICTA in 2006 and in 2009. As of the date of this report, the License Agreement dated 21 February 2009 is still in effect.

Certain conditions of the current License Agreement include the following:

Coverage: The Company had to achieve population coverage of 50% with certain exceptions within  the first three years, and 90% of the population of Turkey within five years from the effective date of the first License granted to the Company.

Service offerings: The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality: In general, the Company must meet all  national and international service quality standards determined and updated by both the ICTA and the European Telecommunications Standards Institute and Secretariat of the GSM MoU. Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs: ICTA sets the initial maximum retail tariffs in TL and USD. Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every six months or, if necessary, more frequently. The Company is free to set its own tariffs up to the maximum tariffs.

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the prior approval of the ICTA. In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances. Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defence etc. During period of suspension, the ICTA may operate the Company’s GSM network itself.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Turkcell: (continued)

The License term will be extended by the period of any suspension. The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $50,462 as at 31 December 2013) and interest amounting to TL 68,276 (equivalent to $33,564 as at 31 December 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The lawsuit is still pending.

3G License

On 30 April 2009, the Company signed a separate License Agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and establishment and operation of the required infrastructure. Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT). The license is effective for duration of 20 years starting from 30 April 2009. According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company must cover the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively. Moreover, the Company must cover the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the IMT 2000/UMTS License agreement.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Belarusian Telecom:

Belarusian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018. According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration. State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009. According to the current legislation of the Republic of Belarus, the license extension will be made upon the expiration of its validity period. Therefore, Belarusian Telecom shall apply for extension in August 2018. In the consolidated financial statements, amortization charge is recorded on the assumption that the license will be extended.

Under its license, Belarusian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018. However, Belarusian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900 and the other is for DCS–1800. As at 31 December 2013, Astelit owns twenty four GSM–900, GSM-1800, CDMA and microwave Radio relay frequency use licenses which are regional or national. In addition to the above GSM licenses, Astelit owns two licenses for local fixed line phone connection with wireless access using D-AMPS standard (annulment pending and expected to be annulled in the first quarter of 2013), one license for international and long distance calls and twelve PSTN licenses for eight regions of Ukraine. Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions. Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 30 days.

Also, Astelit must present all the required documents for inspection by National Commission for the State Regulation of Communications and Informatization (“NCRCI”) at their request. The NCRCI may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use. If such a violation is determined, Ukrainian Telecommunications Authority NCRCI notifies Astelit of provisions violated and sets deadline for recovery. If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek, following an international bidding process, signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of football games. The Central Betting System Contract was scheduled to expire on 30 March 2008.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Inteltek: (continued)

Inteltek signed another contract with General Directorate of Youth and Sports (“GDYS”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting. The Fixed Odds Betting Contract was scheduled to expire in October 2011. However, in relation to the lawsuits related to the operations of Inteltek, GDYS ceased the implementation of the Fixed Odds Betting Contract starting from March 2007. Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, having the same terms and conditions with the latest contracts signed with Spor Toto which took effect on 1 March 2008. At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year almost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting games based on sports competitions. Inteltek gave the best offer for the tender. On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to operate the fixed odds and paramutual betting games based on sports competitions for the next ten years. New commission rate, which is 1.4% of the takings arising from the operation of the fixed odds and paramutual betting games based on sports competitions (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009. As of December 31, 2013, Inteltek has a letter of guarantee of TL 159,752 (equivalent to $ 74,850 as at 31 December 2013) (31 December 2012: TL 159,752 equivalent to $ 89,617 as at 31 December 2012) provided to Spor Toto.

Inteltek has a mobile agency agreement with Spor Toto, receiving the rights to assign mobile sub agencies to operate the fixed odds and paramutual betting games based on sports competitions. Inteltek has mobile agency commission revenue by applying commission rate between % 2.24 - % 3.62 of mobile agency turnover after deducting VAT and Gaming Tax. As of 31 December 2013, Inteltek has a letter of guarantee of TL 26,679 (equivalent to $ 12,500 as at 31 December 2013) (31 December 2012: TL 8,913 equivalent to $ 5,000 as at 31 December 2012) provided to Spor Toto for mobile agency agreement. The targeted payout is 50% of the turnover balance including VAT. The fact that Inteltek is obliged to pay the difference between the realized and the targeted payout balances, whenever the pool balance falls negative, creates an excess payment risk.

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Public Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the previous GSM-Mobile Telephony System Agreement dated 25 March 1999. In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfillment of certain conditions.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

License Agreements (continued)

Kibris Telekom: (continued)

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008. Under the terms of the license, the system had to be operational by mid-October 2008. In 2010, Kibris Telekom has completed the radio transmission (air link) project providing direct international voice and data connection with mainland and started using it from the third quarter of 2010. The Project is the only direct connection in Turkish Republic of Northern Cyprus besides Telecommunication Authority.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus a treasury share on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Superonline:

Superonline was authorized to Fixed Telephony, Satellite Communication Service, Infrastructure, Internet Service Provider, Cable Broadcast Service and Mobile Virtual Network Operator.

Authorization By-Law for Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009. According to this abrogation, Superonline’s “License” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Superonline’s “License” on Long Distance Telephony Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

In accordance with the new legislation issued by ICTA, the infrastructure operator authorization right of Superonline has become infinite. As a result, Superonline revised the expected useful lives of its operating license and related fixed network equipment from 15 years to 25 years.

Azerinteltek:

Azerinteltek, in which Inteltek’s shareholding is 51%, was established on 19 January 2010, and authorized to organize, operate, manage and develop the fixed-odds and para-mutual sports betting games by the Ministry of Youth and Sports of Azerbaijan for a period of 10 years. The agreement signed with Azeridmanservis which is founded by the Ministry of Youth and Sports of Azerbaijan is renewed with the same terms and conditions in accordance with the new legislation enforced in Azerbaijan regarding the betting games based on sports on 30 September 2010.

Azerinteltek officially commenced to conduct sports betting games on 18 January 2011.

Starting from 1 January 2013, Azerinteltek has been authorized for 3 years regarding the sales of Lottery tickets by Azerlotereya.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GmbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The initial Access and Interconnection Regulation became effective when it was first issued by the ICTA on 23 May 2003, on 14 June 2007 and 8 September 2009, two subsequent Access and Interconnection Regulations were issued by the ICTA which repealed the previous Regulation. As of the date of this report, the Access and Interconnection Regulation dated 8 September 2009 (the “Regulation”) is still in effect.

The Regulation is driven largely by a goal to improve the competitive environment. Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network. All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

In accordance with the Regulation, the Company entered into access and interconnection agreements with 51 different operators.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price. The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement. Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic. On the other hand, ICTA regulates “Standard Interconnection Tariffs” for domestic traffic.

As at 31 December 2013, the management believes that the Group is in compliance with the above mentioned license and interconnection agreements’ conditions and requirements in all material respects.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Onerous contracts

The Company won the tender regarding the construction and operation of mobile communication infrastructure in rural areas (“Evrensel Project”) with Ministry of Transport, Maritime Affairs and Communications on 13 January 2013. The Company is liable to complete the construction for a predetermined amount in TL while the most of the expenditures are in foreign currencies. The appreciation in the foreign exchange rates in 2013 caused the unavoidable costs of meeting the obligations to exceed the economic benefits expected to be received from this contract. Therefore; the Company accrued a provision before tax effect amounting to $26,680 for the difference between unavoidable costs and benefits expected to be received for this onerous contract. However, the Company also increased the foreign currency denominated bank deposits position within the period of undertaking the project in order to hedge against the currency risk associated with the contract and additionally recognized foreign exchange gains over these deposits as a result of the appreciation in the foreign exchange rates in the consolidated financial statements for the year ended 31 December 2013.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute with Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005. However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages regarding principle, overdue interest and late payment fee, amounting to TL 11,970 (equivalent to $5,608 as at 31 December 2013) covering the period from August 2005 until October 2005. Expert reports and supplementary expert reports which are obtained for the lawsuit, affirm justification of the Company.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to TL 23,726 (equivalent to $11,117 as at 31 December 2013) including principal, interest and penalty on late payment. The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and February 2007 amounting to TL 6,836 (equivalent to $3,203 as at 31 December 2013) including principal, interest and penalty on late payment. The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to call termination fees (continued)

On 28 September 2011, the Court decided in favor of the Company for all consolidated cases. The Court decided that Turk Telekom should pay to the Company in total TL 42,597 (equivalent to $19,958 as at 31 December 2013) plus VAT and Special Communication Tax (“SCT”) composed of principle amounting to TL 36,502 (equivalent to $17,103 as at 31 December 2013), interest and penalty amounting to TL 6,095 (equivalent to $2,856 as at 31 December 2013). The Court also decided that Turk Telekom should pay interest, penalty, VAT and SCT calculated for the principal from date of case to the payment date. Turk Telekom appealed the decision. The Company replied this appeal request. The Court of Cassation reversed the first instance court’s decision. The Court of Cassation reversed the first instance court’s decision. The Company shall apply to the correction of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Turk Telekom transmission lines leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Differences in the total nominal rent for the concerned period amounting to TL 29,125 (equivalent to $13,646 as at 31 December 2013) have been accrued by Turk Telekom and deducted from the receivables of the Company. Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,416 as at 31 December 2013) for possible interest charges as at 31 December 2000. On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $14,088 as at 31 December 2013).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest. On 25 December 2008, the Court rejected the case. The Company appealed the decision. The Supreme Court rejected the appeal. The Company applied for the correction of the decision. The Supreme Court rejected the correction of the decision request and the decision is finalized.

Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $43,042 as at 31 December 2013) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom transmission lines leases (continued)

Additionally, a lawsuit was commenced against Turk Telekom on 28 October 2010 to collect the receivable amounting to principal of TL 23,378 (equivalent to $10,953 as at 31 December 2013), overdue interest of TL 3,092 (equivalent to $1,449 as at 31 December 2013) and delay fee of TL 1,925 (equivalent to $902 as at 31 December 2013), with the contractual default interest until payment date on the ground that the above mentioned exercise is contrary to the term of the contract which is effective for the year 2000, Turk Telekom has already collected the whole amount which is subjected to the related court decision as of 31 October 2009 and Turk Telekom collected additional receivable. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. The expert report is in favor of the Company. The Company increased its claim from Turk Telekom by TL 2,100 (equivalent to $984 as at 31 December 2013). The Court decided to obtain a supplementary expert report from the same expert committee. The supplementary expert report supports the Company’s arguments. The Court decided to obtain another supplementary expert report from the same expert committee. The second supplementary expert report is delivered to the Company and this report is also in favor of the Company.  The Court decided to obtain another expert report from a new expert committee. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999. The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $3,267 as at 31 December 2013) and was enjoined to cease these infringements. The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision. On 15 November 2005, the Court cancelled the Competition Board’s decision.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005. On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005. On 13 May 2008, Council of State dismissed the lawsuit. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State rejected the Company’s request for appeal. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $3,267 as at 31 December 2013) through the payment order dated 4 August 2006. On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order. The Court dismissed the lawsuit. Thereupon the Company appealed this decision. On 17 March 2009, Council of State reversed the judgment of the Local Court. Local Court decided in line with the decision of Council of State. On 18 December 2009, the Court rejected the case and the Company also appealed this decision. Council of State reversed the judgment of the Instance Court. Local Court decided in line with the decision of Council of State. On 15 June 2011, the Court rejected the case again.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by the Competition Board (continued)

The Company also appealed this decision. Council of State accepted the Company’s stay of order requests at appeal phase. Council of State reversed the judgment of the Instance Court again. The Inheritance and Charges Tax Office applied for the correction of the decision. The Company replied this request.  The correction of the decision process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by the Competition Board regarding mobile marketing activities

The Competition Board decided to initiate an investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules. On 23 December 2009, Competition Board decided that the Company violates competition rules in GSM and mobile marketing services and fined the Company amounting to TL 36,072 (equivalent to $16,901 as at 31 December 2013). The payment was made within 1 month following the notification of the decision of the Competition Board. Therefore, 25% discount was applied and TL 27,054 (equivalent to $12,676 as at 31 December 2013) is paid as the monetary fine on 25 May 2010. The Company filed a legal case on 25 June 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution request. The Company objected to the decision. The objection was rejected. The lawsuit is still pending.

Avea, depending on the Competition Board decision, initiated a lawsuit against the Company claiming a compensation from the Company for its damages amounting to TL 1,000 (equivalent to $469 as at 31 December 2013), with reservation of further claims, on the ground that the Company violated the competition. During the judgment, Avea increased its request of material compensation to TL 5,000 (equivalent to $2,343 as at 31 December 2013) and in addition requested TL 1,000 (equivalent to $469 as at 31 December 2013) for non-pecuniary damages. The Court decided to separate these requests and to reject the lawsuits demanding compensation and moral damages. Avea appealed the case. The Company has submitted its response to appeal. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on National Roaming Agreement

The Company conducted roaming negotiations in 2001 with Is-Tim Telekomunikasyon Hizmetleri AS (“Is-Tim”) which was a GSM operator, performing since March 2001. On 19 October 2001, upon unsuccessful negotiations, ICTA granted time for the Company until 15 November 2001 to sign the roaming agreement with the determined conditions and requested parties to come to an agreement until 15 November 2001. The Company initiated a lawsuit on the ground that ICTA has no power of intervention; its proposals are impossible from technical aspects and unacceptable from economic reasons. Council of State gave a decision on non-necessity of a new decision on the ground that action which is subjected to the lawsuit is cancelled by another state council decision. This decision was appealed by ICTA. Council of State, Plenary Session of the Chamber for Administrative Divisions decided to approve the court decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement (continued)

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it is reasonable, economically proportional and technically possible. Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. The Company initiated a lawsuit against ICTA. On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.
On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming. ICTA appealed the decision. Plenary Session of Administrative Law Divisions of the Council of State has decided to approve the decision of the Council of State.
The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $10,224 as at 31 December 2013). On 7 April 2004, the Company made the related payment with its accrued interest. On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $10,224 as at 31 December 2013).

On 22 July 2010, the Company initiated a lawsuit against ICTA for the compensation of TL 7,111 (equivalent to $3,332 as at 31 December 2013) and accrued interest for the total amount of the damage of the Company between the period when the Company made the payment and ICTA returned the same amount to the Company as the result of the stay of execution decision. The Court partially accepted the lawsuit and decided that ICTA should pay TL 6,505 (equivalent to $3,048 as at 31 December 2013) to the Company with the accrued interest. On 15 April 2013, ICTA paid TL 6,505 (equivalent to $3,048 as at 31 December 2013) with its accrued interest amounting to TL 1,596 (equivalent to $748 as at 31 December 2013) to the Company. ICTA appealed the decision. Thereupon, the Company replied to this request and also appealed the parts of the decision that The Court rejected against the Company. The Council of State rejected ICTA’s request for the stay of execution during the appeal process. Appeal process is still pending.

Although payment was received from ICTA, the Court decision is not finalized. Therefore, it is not virtually certain that an inflow of economic benefits will arise, and no income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on pricing applications of the Company

On 7 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 4,008 (equivalent to $1,878 as at 31 December 2013) for misinforming the Authority and TL 374 (equivalent to $175 as at 31 December 2013) for making some subscribers suffer. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 3,287 (equivalent to $1,540 as at 31 December 2013) is paid in total as the administrative fine on 9 June 2010. The Company filed two lawsuits on 22 September 2010 for the stay of execution and cancellation of the aforementioned decision. The Court rejected the Company’s stay of execution requests and the Company objected to the decisions but the objections are rejected. On 28 April 2011, the Court rejected the cases. The Company appealed the decisions. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal processes are pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding of the fine applied by ICTA on pricing applications of the Company (continued)

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute regarding the fine applied by ICTA on tariffs above upper limits

On 21 April 2010, ICTA decided to impose administrative fine to the Company amounting to TL 53,467 (equivalent to $25,051 as at 31 December 2013) by claiming that the Company applied tariffs above the upper limits of GSM-GSM in GSM Upper Limits Table approved by ICTA on 25 March 2009. The payment was made within 1 month following the notification of the decision of the ICTA. Therefore, 25% discount was applied and TL 40,100 (equivalent to $18,788 as at 31 December 2013) is paid as the administrative fine on 3 June 2010. The Company filed a lawsuit on 28 June 2010, for the cancellation of the aforementioned decision. The Court overruled the stay of execution claim, the Company objected to the decision and the Court accepted this objection and decided for the stay of the execution. Accordingly, ICTA paid back TL 40,100 (equivalent to $18,788 as at 31 December 2013) on 27 January 2011. On 3 May 2011, the Court rejected the case. Council of State rejected the Company’s stay of order request at appeal phase. Appeal process is pending. The Company appealed the decision and paid back TL 40,100 (equivalent to $18,788 as at 31 December 2013) to ICTA on 6 October 2011.

Amount to be reimbursed to the subscribers was calculated as TL 46,228 (equivalent to $21,660 as at 31 December 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

ICTA notified the Company on 23 November 2011, to pay the amount of TL 13,367 (equivalent to $6,263 as at 31 December 2013) which is the unpaid portion arising from the 25% cash discount of the administrative fine amounting to TL 53,467 (equivalent to $25,051 as at 31 December 2013) that was imposed for applying tariffs above the upper limits. The Company filed a lawsuit on 23 December 2011 for stay of execution and for the annulment of this process. The Court accepted the request of the Company for stay of execution. ICTA objected to the decision but the objection is rejected. The Court decided in favor of the Company. ICTA appealed the decision and the Company replied this request. The Council of State rejected ICTA’s request for stay of execution during the appeal process. Appeal process is still pending.

On 20 February 2012, payment order has been sent to the Company by the Tax Office. On 24 February 2012, the Company filed a lawsuit for cancellation of the payment order. The Court accepted the request of the Company for stay of execution. The Tax Office objected to the decision but the objection is rejected. The Court decided in favor of the Company. The Tax Office appealed the decision and the Company replied this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the additional request regarding unpaid portion arising from the 25% discount of the administrative fine is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on deposits at banks

The Company, in 2001, initiated an enforcement proceeding to collect receivables arising from deposits in a bank. The bank has been objected to the enforcement proceeding and the Company filed a lawsuit for the cancellation of the objection. The Court decided in favor of the Company on 1 March 2005. The bank appealed the decision and the Company replied the same. On 3 April 2006, Supreme Court of Appeals decided the reversal of the Court’s decision in favor of the defendant. The Court abided by the decision of the Supreme Court of Appeals. The lawsuit is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Special Communication Taxation regarding prepaid card sales

Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 133,617 (equivalent to $62,605 as at 31 December 2013) and TL 139,101 (equivalent to $65,174 as at 31 December 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2005 and 2006, respectively. The Company initiated lawsuits for the cancellation of assessments and penalties mentioned above.

On 28 February 2011, Tax Amnesty Law has been approved by the President of Republic of Turkey.  The Company applied to the Ministry of Finance related to the Tax Amnesty Law on 27 April 2011. According to Tax Amnesty Law, special communication tax and penalty was calculated as TL 26,723 (equivalent to $12,521 as at 31 December 2013) and TL 27,820 (equivalent to $13,035 as at 31 December 2013) for the years 2005 and 2006, respectively. In addition, late payment interest was calculated as TL 11,164 (equivalent to $5,231 as at 31 December 2013) and TL 8,900 (equivalent to $4,170 as at 31 December 2013) for the years 2005 and 2006, respectively. The aforementioned amounts were paid on 30 June 2011. The Company applied to the Tax Court to withdraw from the lawsuits according to Tax Amnesty Law due to the aforementioned payment. The courts decided that it is not necessary to declare a judgment on merits for the lawsuit.

On 24 June 2011, Tax Office imposed tax penalty, including actual tax and penalty for loss of tax, in the total amount of TL 11,238 (equivalent to $5,265 as at 31 December 2013) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the period of January-February 2007. The Company applied to the Ministry of Finance on 13 July 2011 in order to benefit from the Tax Amnesty. According to Tax Amnesty Law, special communication tax and interest was calculated as TL 2,248 (equivalent to $1,053 as at 31 December 2013) and TL 842 (equivalent to $395 as at 31 December 2013) respectively. The aforementioned amounts were paid on 29 July 2011.

Large Taxpayer Office levied Special Communication Tax and tax penalty on the Company in the amount of TL 211,056 (equivalent to $98,888 as at 31 December 2013) principal and TL 316,583 (equivalent to $148,331 as at 31 December 2013) totaling to TL 527,639 (equivalent to $247,219 as at 31 December 2013) based upon the claim, stated on Tax Investigation Reports prepared for the years 2008-2012, that the Company should pay Special Communication Tax over the prepaid card sales made by the distributors. The Company filed lawsuit before the Tax Courts for the cancellation of that aforementioned tax and tax penalty demand. After the lawsuit is filed, the Company applied to settlement procedure.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Special Communication Taxation regarding prepaid card sales (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

Carrying international voice traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $14,867 as at 31 December 2013).

The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004. On 5 November 2004, Council of State gave a decision, which is served to the Company, for stay of execution. With respect to that decision, ICTA paid back TL 18,000 (equivalent to $8,434 as at 31 December 2013) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $6,433 as at 31 December 2013) from the December frequency usage fee payment. On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA. ICTA appealed the decision. The decision has been approved by the Council of State, Plenary Session of the Chamber for Administrative Divisions. ICTA applied for the correction of the decision. The correction of the decision process is still pending. On 6 June 2012, the Company initiated a lawsuit against ICTA for the amount of TL 5,783 (equivalent to $2,710 as at 31 December 2013) for its damages occurred between the period when the Company made the payment and collected back. The lawsuit is still pending.

Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $211,278 as at 31 December 2013) of which TL 219,149 (equivalent to $102,680 as at 31 December 2013) is principal and TL 231,782 (equivalent to $108,599 as at 31 December 2013) is interest charged until 30 June 2005 and requesting a temporary injunction.

Considering the progresses at the court case, provision is set for the principal amounting to TL 53,160 (equivalent to $24,907 as at 31 December 2013) and accrued interest amounting to a nominal amount of TL 98,920 (equivalent to $46,348 as at 31 December 2013) in the consolidated financial statements as at and for the year ended 31 December 2013.

In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expert report. Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit. For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expert report. Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Carrying international voice traffic (continued)

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $80,450 as at 31 December 2013) and accepted the request amounting to TL 279,227 (equivalent to $130,828 as at 31 December 2013). The Company appealed the decision. Also, Turk Telekom appealed the decision. The Court of Cassation cancelled the decision. The Company and Turk Telekom applied for the correction of the decision. Supreme Court decided to reject both sides’ correction of the decision requests. The Court of First Instance decided to comply with the Supreme Court’s ruining decision and decided to order a new expert examination. The lawsuit is still pending.

Disputes with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $1,542 as at 31 December 2013) due to the difference in the reconciliation methods. Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement. Inteltek has not paid the requested amount.

Spor Toto, on behalf of GDYS, initiated a declaratory lawsuit against Inteltek. On 22 February 2007, the Court rejected the case and decided that the collection risk is with GDYS and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $715 as at 31 December 2013) and also rejected the demand that the reconciliation period should be six-month independent periods. GDYS appealed the Court’s decision and applied for the correction of the decision. Both requests of GDYS were rejected and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued principal amount of TL 3,292 (equivalent to $1,542 as at 31 December 2013) and its overdue interest accrual amount of TL 1,894 (equivalent to $887 as at 31 December 2013) in September 2007. Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,099 as at 31 December  2013) principal and TL 966 (equivalent to $453 as at 31 December 2013) accrued interest which was paid in the 1st and 3rd reconciliation periods. Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount. On 19 March 2009, the Court decided in favor of Inteltek. The appeal and the correction of decision requests of Spor Toto were rejected and the decision is finalized.

Principal amounting to TL 2,345 (equivalent to $1,099 as at 31 December 2013) and accrued interest amounting to TL 3,376 (equivalent to $1,582 as at 31 December 2013) was recognized as income in the consolidated financial statements as at and for the period ended 31 December 2012.

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements

The Company applied to the Tax Office for the refund of the interest charge amounting TL 6,609 (equivalent to $3,097 as at 31 December 2013) which was miscalculated after the settlement with the Tax Office regarding the VAT and tax penalties accrued due to roaming agreement for years 2000, 2001 and 2002. Tax Office rejected the Company’s request, and the Company filed a lawsuit with the same claim.  Upon the refusal of this request, the Company filed a lawsuit for the cancellation of this administrative act. Moreover, on 9 February 2009, the Company filed another lawsuit for the cancellation of the aforementioned interest charge.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on over assessment following the settlement on VAT fine pertaining to International Roaming Agreements (continued)

The Court rejected the case filed for the cancellation of the administrative act regarding the refusal of the application of the Company. The Company appealed the decision. The Council of State approved the decision. The Company applied for the correction of the decision. The correction of the decision process is still pending.

On the other lawsuit, the Court rejected the case. Subsequently the Company appealed the case. The appeal process is pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Iranian GSM tender process

The Company has initiated an arbitration case against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments and demanded its sustained loss, on 11 January 2008 at the arbitration court which is established pursuant to the UNCITRAL arbitration rules. The oral hearing was held in February 2013. The second oral hearing was held in September 2013. The arbitration process is still pending.

Dispute on Turk Telekom transmission tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005. The Company requested a nominal amount of TL 8,137 (equivalent to $3,812 as at 31 December 2013) including interest. The expert report given to Court is in favor of the Company. The Court ruled to obtain supplementary expert report. Supplementary expert report is also in favor of the Company. The Court ruled to obtain a new expert report. The expert report is in favor of the Company. The Court accepted the case. Turk Telekom appealed the decision. The Company replied this appeal request. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on the decision of CMB regarding audit committee member

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $6 as at 31 December 2013) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting. The Company commenced a lawsuit before the Administrative Court. The Court rejected the Company’s stay of execution request and the Company’s objection to this decision has been rejected. On 27 May 2011, the Court rejected the case. The Company appealed the decision. Council of State rejected the injunction request of the First Instance Court’s decision. Council of State rejected the stay of execution request of the Company. The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on mobile number portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation. On 1 June 2009, the Court rejected the case. The Company appealed the decision. The Plenary Session of Administrative Law Divisions of the Council of State approved the First Instance Court’s decision. The Company applied for correction of the decision. The correction of the decision process is still pending.

Dispute on Turk Telekom interconnection costs

On 8 April 2009, Turk Telekom initiated a lawsuit for damages against the Company claiming that the Company is violating the legislation by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TL 10 (equivalent to $5 as at 31 December 2013) with its accrued interest starting from 2001 and TL 10 (equivalent to $5 as at 31 December 2013) with its accrued interest starting from the lawsuit date for the sustained loss as a result of decreasing traffic volume of Turk Telekom and subscriber lost derived from this action. On 6 April 2011, the Court decided to reject the case. Turk Telekom appealed the decision. The Company replied the appeal request. The Court of Cassation approved the decision. Turk Telekom applied for the correction of the decision. The Company replied to this request. The correction of the decision process is still pending.

On 22 August 2011, Turk Telekom initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report supports the Company’s arguments. The Court decided to obtain a supplementary report from the same committee. Also the supplementary expert report supports the Company’s arguments. Turk Telekom objected to the report. The Court rejected the case in favor of the Company. Turk Telekom appealed the decision. The Company replied to this request. Appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on Avea interconnection costs

On 4 November 2010, Avea initiated a lawsuit on the ground that on-net tariffs of the Company are under the interconnection fees notwithstanding ICTA’s decision regarding, on-net tariffs of the Company cannot be under the interconnection fees which are applied by the Company to other operators and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. During the judgment, Avea increased its request to TL 47,000 (equivalent to $22,021 as at 31 December 2013). The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its completed expert report to the Court, which is in favor of the Company. The Court decided to have an additional expert report. The additional expert report submitted by the committee is against the Company. The Court decided to obtain another expert report from a new expert committee. The new expert report is in favor of the Company and was submitted to the file. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on Avea interconnection costs

On 25 April 2011, Avea initiated another lawsuit with the same grounds mentioned above claiming compensation for its losses between November 2009 and January 2010. Avea claimed TL 40,000 (equivalent to $18,742 as at 31 December 2013) for its material compensation by reserving its rights for surpluses. The Court decided to appoint an expert committee for examination of the file. The expert committee submitted its report, which is in favor of the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Avea on 4 November 2010.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on campaigns

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $15,034 as at 31 December 2013). On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision. However, the Company benefited from the early payment option with a 25% early payment discount and paid TL 24,066 (equivalent to $11,276 as at 31 December 2013) on 1 August 2008. On 10 November 2010, the Court decided to reject the case. The Company appealed the decision. The State of Council rejected the Company’s request for the stay of execution of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute on payment request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $7,098 as at 31 December 2013) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF.  On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request. Council of State accepted the injunction request of the Company. On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF. SDIF appealed the decision. Appeal process is still pending.

SDIF issued payment orders for the aforementioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF. On 29 March 2010, the Court decided on the cancellation of the payment order. SDIF appealed such decision. The appeal process is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on the discounts which are paid over the treasury share and ICTA fee

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 1 January 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis. Accordingly, the Company decided that, it has paid excess treasury share and universal service fund for the year 2006 totaling TL 51,254 (equivalent to $24,014 as at 31 December 2013).

Through the letter dated 23 February 2007, the Company requested treasury share amounting to TL 46,129 (equivalent to $21,613 as at 31 December 2013) and interest accrued amounting to TL 5,020 (equivalent to $2,352 as at 31 December 2013) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $2,401 as at 31 December 2013) and interest accrued amounting to TL 558 (equivalent to $261 as at 31 December 2013) from Turkish Ministry to be paid in 10 days. Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments. As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $24,014 as at 31 December 2013) from monthly treasury share and universal service fund payments.

Turkish Treasury sent a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors from the treasury share payments. Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,387 as at 31 December 2013) that is deducted from treasury share payment for May 2007. The Company has not made the related payment and continued to deduct such discounts treasury share and universal service fee amount related to discounts granted to distributors for the year 2006.

Management believes that the Company has the legal right to make deductions with respect to this issue. Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

The Company filed two lawsuits before ICC claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on discounts granted to distributors. On the both lawsuits, ICC has decided in favor of the Company. As stated in both of the Final Awards, the Company is not under obligation of paying Treasury Share and the Contribution to the expenses of Authority pursuant to Article of 8 and 9 of the Concession Agreement dated 10 March 2006. ICTA filed lawsuits for cancellation of these Final Awards. In both lawsuits, the Court decided in favor of the Company. ICTA appealed the decisions. The Company replied appeal requests. The Court of Cassation reversed the decisions of the First Instance Court. The Company has applied for the correction of the decision. The Court of Cassation rejected the request for correction of the decision of the Company. On the hearing dated 28 November 2012, the Local Court decided to accept the lawsuit in accordance with the reversal decision of The Court of Cassation. Full decisions are notified to the Company. The Company appealed the decisions. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 and 9 March 2006, requested additional treasury share payment regarding the mentioned period. The Company initiated a lawsuit before ICC on 18 December 2009 in order to obtain a declaratory judgment on the Company is not obliged to pay TL 3,320 (equivalent to $1,556 as at 31 December 2013) of the requested amount and treasury share over the exchange differences arising from roaming revenue. The arbitral tribunal partially accepted the Company’s claims and decided that the Company is not obliged to pay TL 885 (equivalent to $415 as at 31 December 2013). The Company applied to arbitral tribunal for correction and interpretation of the award. The arbitral tribunal rejected this application. ICTA filed a lawsuit for cancellation of the in favor parts of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. In the lawsuit initiated by the ICTA, the court decided to obtain an expert report and the expert report which has been submitted to the Court is in favor of Turkcell. The Court decided to obtain an additional expert report from the same committee. Both of the lawsuits are still pending.

ICTA, through a letter dated 14 May 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 2004 to 9 March 2006, requested additional treasury share payment of TL 4,909 (equivalent to $2,300 as at 31 December 2013) together with the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) on the ground that the treasury share and treasury share over the exchange differences arising from roaming revenue are not paid entirely.

On 26 May 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of additional treasury share payment of TL 4,909 (equivalent to $2,300 as at 31 December 2013) together with the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) is a pending case before ICC Arbitration Court. The Civil Court of First Instance accepted the Company’s request. ICTA raised an objection to the preliminary injunction and this objection has been rejected.

The Company filed a lawsuit before ICC on 27 January 2012 claiming the contradiction to law of the penalty of TL 12,171 (equivalent to $5,703 as at 31 December 2013) calculated over allegedly unpaid TL 4,909 (equivalent to $2,300 as at 31 December 2013) treasury share. ICC Arbitration Court decided in favor of the Company, accepting all its claims. ICTA filed a lawsuit for cancellation of the final award in the Ankara Civil Court of First Instance.  The lawsuit is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on payments of additional treasury share payment for the period between 1 June 2004 and 9 March 2006 (continued)

ICTA, through a letter dated 19 October 2010 which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 10 March 2006 and 31 December 2008, requested treasury share of TL 72,527 (equivalent to $33,982 as at 31 December 2013) and conventional penalty of TL 205,594 (equivalent to $96,329 as at 31 December 2013). The Company paid TL 1,535 (equivalent to $719 as at 31 December 2013) of the aforementioned amount.

On 13 December 2010, the Company, in order to provide the suspension of the payment, requested a preliminary injunction from the Civil Court of First Instance based on the grounds that the payment of treasury share of TL 70,992 (equivalent to $33,262 as at 31 December 2013) and conventional penalty of TL 205,594 (equivalent to $96,329 as at 31 December 2013) is a pending case before ICC Arbitration Court. The Court accepted the Company’s request. ICTA’s objection against the decision has been rejected.

The Company filed a lawsuit before ICC on 12 January 2011 regarding the allegedly underpaid treasury share payments over certain revenue items as discussed in the Treasury Controller’s Report dated 30 May 2010, and corresponding purported penalty in amount of TL 205,594 (equivalent to $96,329 as at 31 December 2013). The Company requested the Arbitral Tribunal to award that TL 68,365 (equivalent to $32,032 as at 31 December 2013) of the total amount requested in the Treasury Controller’s Report has either been paid or is the subject matter of other arbitration cases. The Company further requested the Tribunal to declare that the request for treasury share payment of the remaining TL 4,163 (equivalent to $1,951 as at 31 December 2013) is unfounded, together with a declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report. Finally, the Company requested the Tribunal to award that it is not obliged to pay the requested penalty and declare that penalty cannot be accrued where the basis of the penalty request is disputed. On 18 March 2013, the Tribunal awarded that the Company is not obliged to pay TL 1,351 (equivalent to $633 as at 31 December 2013) of the remaining amount requested by the Treasury (the Company’s relief sought for treasury share payment of TL 2,812 (equivalent to $1,318 as at 31 December 2013) requested over SIM card and equipment sales abroad was rejected), declared that the Company is not obliged to pay penalty in amount of TL 205,594 (equivalent to $96,329 as at 31 December 2013); but dismissed (without prejudice) the requests for declaration that the Company should not be obliged to make treasury share payment over certain revenue items as discussed in the Treasury Controller’s Report, and that penalty cannot be accrued where the basis of the penalty request is disputed. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed two separate lawsuits for cancellation of the Final Award. Subsequently the Company filed a lawsuit for cancellation of the disadvantageous part of the Final Award. The Court has decided to consolidate the lawsuits under the lawsuit filed by Undersecretariat of Treasury and the Ministry of Transport. The Court decided to appoint an expert committee for examination of the file. The lawsuits are still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share amounts which are absorbed due to retrospective board decisions taken by ICTA

In consequence of collection of treasury share from the Company without considering its payments to the other operators and some subscribers due to the retrospective procedure amendments of ICTA on both interconnection fees and some tariffs; the Company commenced a lawsuit on 5 August 2010 before ICC on the ground that treasury share which collected from diminishing returns are unlawful and deductions committed by the Company between the years 2006 - 2010 from the treasury share are rightful and claimed payment of TL 1,600 (equivalent to $750 as at 31 December 2013) and its interest to the overpayment amount which is paid under the name of treasury share, against ICTA due to its administrative act leading to this case and against Turkish Undersecretariat of Treasury and Turkish Ministry of Transport, Maritime Affairs, and Communications due to making benefit from aforementioned amount.

ICC decided partially in favor of the Company in March 2012 and ordered that deductions committed by the Company between the years 2006 - 2010 from the Treasury Share are rightful, and ICTA should refund TL 1,371 (equivalent to $642 as at 31 December 2013) paid by the Company in this respect as Treasury Share and ICTA fee and reject the Company’s claim to refund TL 273 (equivalent to $128 as at 31 December 2013) paid as ICTA fee between 2006 - 2008. ICTA, Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications filed a lawsuit for cancellation of the Final Award. The lawsuit initiated by ICTA has been consolidated by the court with the lawsuit initiated by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications. The court rejected both lawsuits. ICTA and Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements prepared as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged administrative fine of TL 68,201 (equivalent to $31,955 as at 31 December 2013). On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment notification and related decision of the Ministry of Industry and Trade. The Court rejected the Company’s injunction request. The Court cancelled decision of the Ministry of Industry and Trade on 8 June 2010. Ministry of Industry and Trade appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision. The Local Court made a decision in line with the reversal decision of Council of State and rejected the case. The Company will appeal the decision.

On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $31,955 as at 31 December 2013) with respect to the decision of Ministry of Industry and Trade. The Court decided to accept the case. Tax Administration appealed the decision. Council of State reversed the judgment of the Instance Court. The Company requested correction of the decision. Council of State rejected the Company’s request for the correction of the decision request.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute of Astelit with its distributor

One of Astelit’s distributors filed a lawsuit against Astelit claiming a compensation in the amount of HRV 106,443 (equivalent to $13,317 as at 31 December 2013), which is allegedly the sum of advance payment for undelivered goods. According to the commission agreement, signed between parties, the payment terms are 30 days after delivery date (net of distributor’s commission). The distributor violated the conditions of agreement and did not pay in time. Therefore Astelit made a counterclaim for the recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,415 as at 31 December 2013).

Dispute passed through all the instances twice. On 26 March 2012, the High Commercial Court of Ukraine approved the previous positive decision for Astelit counterclaim.

Enforcement document was submitted to the State Enforcement Service. According to Ukrainian Legislation, the distributor had a right to appeal the decision before Supreme Court of Ukraine within three months from the date of judgment of the High Commercial Court of Ukraine. However, the distributor is not conducting economic activity for a long period of time and has not appealed the decision.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute of Astelit related to withholding tax on interest expense

Ukrainian Tax Administration sent a tax notice to Astelit stating that withholding tax rate on interest expense for the loan agreement with Euroasia should be 10% for the year 2009. According to Ukrainian legislation and Convention on avoiding double taxation between Ukraine and the Netherlands, Astelit paid withholding tax at 2%. Astelit filed a suit to cancel tax notice, which imposed Astelit to pay additional HRV 11,651 (equivalent to $1,458 as at 31 December 2013). The Administrative Court accepted the case in favor of Astelit. On 10 March 2011, the Appeal Court of Kyiv approved the decision. Ukrainian Tax Administration appealed the decision. The High Administrative Court of Ukraine postponed the date of the hearing. The Court has not set the date of next hearing yet.

Based on the management opinion, provision amounting to HRV 27,089 (equivalent to $3,389 as at 31 December 2013) is set for the risks belonging to years 2009, 2010, 2011 and 2012 in the  consolidated financial statements as at and for the period ended 31 December 2013 (31 December 2012: $3,389).

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign

The Company and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT regarding Shell & Turcas Petrol AS campaign (continued)

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are not calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $569 as at 31 December 2013) and tax penalty of TL 1,822 (equivalent to $854 as at 31 December 2013) and VAT amounting to TL 874 (equivalent to $410 as at 31 December 2013) and tax penalty of TL 1,315 (equivalent to $616 as at 31 December 2013). On 16 September 2009, the Company filed lawsuits for the cancellation of the tax penalty. The court decided to accept the case. Tax Administration appealed the decisions. The appeal process is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None)

Lawsuit initiated by Mep Iletisim ve Dis Ticaret AS

On 31 December 2008, Mep Iletisim ve Dis Ticaret AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $29,986 as at 31 December 2013) due to the applications of the Company and requested TL 1,000 (equivalent to $469 as at 31 December 2013) and remaining amount to be reserved. An expert report from committee of experts appointed by the Court has been submitted to the Court. The Court decided to obtain a supplementary report from the same committee. In the supplementary expert report submitted to the file by the committee, the damages amounting to TL 64,000 (equivalent to $29,986 as at 31 December 2013) claimed by Mep Iletisim ve Dis Ticaret A.S. was calculated as TL 16,700 (equivalent to $7,825 as at 31 December 2013). Mep Iletisim ve Dis Ticaret AS increased its claim and demanded TL 16,700 (equivalent to $7,825 as at 31 December 2013) from the Company. The Court decided to obtain an expert report together with the second lawsuit consolidated to this file. The amount of MEP’s damages was estimated as TL 18,800 (equivalent to $8,809 as at 31 December 2013) in the expert report. The Court has decided to obtain another expert report about brand valuation from a new committee. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain and a reliable estimate of the amount of the obligation, if any, cannot be made; thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers. On 1 February 2010, the Company initiated a lawsuit for stay of execution and the cancellation of the decision of ICTA. The Court rejected the Company’s stay of execution request. The Company objected to this decision. The Court rejected the objection request of the Company. The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $7,337 as at 31 December 2013) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009. Reimbursement to subscribers was made in January 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decisions of ICTA on tariff plans (continued)

On 17 May 2010, ICTA decided to impose TL 802 (equivalent to $376 as at 31 December 2013) administrative fine against the Company on the ground that one of the tariff option of the Company contradicts the board decision which sets lower limit to the on-net tariffs. The payment was made within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 601 (equivalent to $282 as at 31 December 2013) as fine on 21 June 2010. Besides, the Company filed a lawsuit on 21 July 2010 in request for the cancellation of fine. The Court overruled the stay of execution request and the Company objected to this decision. The Court rejected the objection request of the Company. The Court rejected the lawsuit. The Company appealed the decision. The state of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

ICTA decided to apply an administrative penalty in the amount of TL 26,483 (equivalent to $12,408 as at 31 December 2013) to the Company on 22 September 2010 as a result of an investigation initiated related to a tariff plan. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 19,862 (equivalent to $9,306 as at 31 December 2013) was paid on 7 December 2010. The Company initiated a lawsuit to suspend the execution of administrative fine and cancellation, on 10 December 2010. The Court overruled the stay of execution request and the Company objected to this decision. On 17 February 2011, the Regional Ankara Administrative Court accepted the objection and decided to suspend the execution. ICTA reimbursed the paid amount on 30 March 2011. The Court rejected the case. The Company appealed the decision and also demanded the stay of execution of the decision along with this appeal request. The administrative fine in the amount of TL 19,862 (equivalent to $9,306 as at 31 December 2013) was refunded to ICTA on 30 January 2014 and the reimbursement procedure, which should be made to the subscribers, has also been started again. Appeal process is still pending.

Amount to be reimbursed to the subscribers, according to the decision of ICTA, is calculated as TL 13,432 (equivalent to $6,293 as at 31 December 2013) for the year 2010 and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2010. Reimbursement to subscribers was made in February 2011 amounting to TL 7,137 (equivalent to $3,344 as at 31 December 2013). As a result of the aforementioned Court decision for the stay of execution dated 17 February 2011, the Company decided not to reimburse remaining TL 6,295 (equivalent to $2,949 as at 31 December 2013). Ankara 14th Administrative Court rejected the case on 13 December 2012 and the Company appealed the decision.

In the consolidated financial statements as at and for the year ended 31 December 2013, provisions amounting to TL 19,862 (equivalent to $9,306 as at 31 December 2013) and TL 26,716 (equivalent to $12,517 as at 31 December 2013) are recognized for the administrative fine which was imposed by ICTA and for the amounts which have not been reimbursed to the subscribers yet (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Decision of ICTA regarding telephone directory and unknown numbers service

On 7 July 2010, ICTA decided to fine the Company by TL 401 (equivalent to $188 as at 31 December 2013) and transfer back all kinds of software, hardware, infrastructure and equipment which make available the telephone directory and unknown numbers service to the ownership of the Company from its wholly owned subsidiary on the ground that ownership of the whole system related to telephone directory and unknown number service is not pertain to the Company. Administrative fine was paid within 1 month following the notification of the decision of ICTA. Therefore, 25% discount was applied and TL 301 (equivalent to $141 as at 31 December 2013) as fine on 7 September 2010.

The Company filed a lawsuit on 22 September 2010 for the stay of execution and cancellation of the administrative fine. The Court overruled the stay of execution request of the Company and the Company objected to this decision. The Court rejected the lawsuit. The Company appealed the decision. The State of Council rejected the stay of execution request of the First Instance Court’s decision. The appeal process is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute with the Competition Board regarding the business practices with distributors

On 11 November 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054. Within the context of the investigation, the Company submitted its statement of defense. The investigation took place as an on-site examination and inspection in March 2010. The Competition Board decided to examine the claims of Vodafone regarding this investigation within the context of this file. Besides, the Company’s action concerning abuse of dominant position in the wholesale or retail market of simcard, unit card, digital unit, activation and other subscriber services by obstructing the activity of Avea is examined in the context of this investigation and Avea is accepted as a complainant. Investigation report is submitted to the Company in August 2010 and the Company submitted its defense statement to the Board. Additional Written Opinion is submitted to the Company in February 2011 and the Company submitted its written defense to Additional Written Opinion within the due date. The Company submitted its verbal defense to Competition Board on 31 May 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

On 9 June 2011 Competition Board clarified its decision that the Company violates competition rules in GSM market and fined the Company amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013). On 8 December 2011, the Company filed a lawsuit for annulment of the decision. The Company has requested a stay of execution for the Competition Board decision. The Council of State accepted the request of the Company for stay of execution for the part of the Competition Board decision fining the Company amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013) but rejected the request for the parts of the decision determining that the Company abused its dominant position with its practices subject to the Competition Board decision and have to end the violation. The Competition Board objected to the decision. The Company objected to the decision for the rejected part. The lawsuit is still pending. The Plenary Session of Administrative Law Divisions of the Council of State cancelled the stay of execution decision and decided to send the file back to the First Instance Court to be examined with respect to the reasons related to the basis of the Competition Board’s decision. Upon this decision, The Council of State rejected the Company’s stay of execution request. The Company objected to the decision. The lawsuit is still pending.

On 9 March 2012, payment order has been sent to the Company by the Tax Office. The Company filed a lawsuit for cancellation of the payment order on 13 March 2012. The Court accepted the Company’s stay of execution request until the Tax Office’s legal argument is submitted to the Court. Upon submission of the Tax Office’s legal argument to the Court, the Court rejected the request of the Company for stay of execution. The Company objected to the Court’s decision. The objection was dismissed. The Company requested a stay of execution for the second time but the Court rejected the request. The Company objected to the Court’s decision, but the objection was dismissed. Subsequently, the Court accepted the lawsuit and cancelled the payment order. The Company’s deposit amounting to TL 91,942 (equivalent to $43,078 as at 31 December 2013) is blocked by the Tax Office with respect to the payment order. Tax Office appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Pamuk Elektronik, a former dealer of the Company whose contract have been terminated, initiated a lawsuit against the Company on 19 December 2011 claiming TL 2,100 (equivalent to $984 as at 31 December 2013) by reserving its rights for surpluses on the ground that the Company caused that damage by unjust termination of the contract and actions which are stated in the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The Company replied in due time. On 19 April 2012, the court decided to reject the lawsuit with the reason that the dispute must be solved with arbitration procedure because of the term in the agreement. Pamuk Elektronik appealed the case. The Company submitted its answer to the appeal. The Court of Cassation approved the decision of the First Instance Court.

Dogan Dagitim AS filed a lawsuit against the Company on 5 June 2012 claiming TL 110,484 (equivalent to $51,766 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The lawsuit is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Competition Board regarding the business practices with distributors (continued)

Mep Iletisim ve Dis Ticaret AS which is in liquidation filed a lawsuit against the Company on 30 July 2012 claiming TL 1,200 (equivalent to $562 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The Court decided to consolidate this lawsuit with the first lawsuit initiated by Mep Iletisim ve Dis Ticaret AS on 31 December 2008.

Mobiltel Iletisim Hizmetleri Sanayi ve Ticaret AS (“Mobiltel”) filed a lawsuit against the Company on 17 August 2012 claiming TL 500 (equivalent to $234 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company gives exclusive competence to its sub-dealers and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company and that Mobiltel was not able to sale any product to the sub-dealers which were given exclusive competence by the Company. The lawsuit is pending.

Avea filed a lawsuit against the Company on 31 October 2012 claiming TL 1,000 (equivalent to $469 as at 31 December 2013) together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly on the ground that the Company caused that damage by its applications to its distributors and dealers which constituted a violation of the law no. 4054 and that violation was proved by the Competition Board decision in which the Board imposed TL 91,942 (equivalent to $43,078 as at 31 December 2013) administrative fine to the Company. The lawsuit is pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligations are less than probable, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Investigation of ICTA based on the complaint of a subscriber

ICTA decided to initiate an investigation through its decision dated 12 May 2010 based on the complaint of Ozalp Insaat Pazarlama Tic. Ltd. Sti., and requested certain information and documents from the Company. The Company provided its response related to the matter to ICTA. Investigation report is notified to the Company and the Company has submitted its defense statement to ICTA within the due date.

On 13 January 2011, ICTA decided to impose administrative fine to the Company amounting to TL 8,016 (equivalent to $3,756 as at 31 December 2013) for making some subscribers suffer and TL 2,004 (equivalent to $939 as at 31 December 2013) for misinforming the Authority. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 7,515 (equivalent to $3,521 as at 31 December 2013) is made on 17 February 2011. The Company filed two lawsuits on 14 March 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution requests have been rejected in the lawsuits. The Company objected to the decisions. The objections were rejected. The Courts dismissed both cases. The Company appealed both cases. The State of Council rejected the Company’s stay of execution requests, during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute regarding the fine applied by ICTA regarding breaching confidentiality of personal data and relevant legislation which is launched by ICTA

ICTA decided to launch preliminary investigation on breaching confidentiality of personal data and relevant legislation, within the context of the news in the press regarding unlawful wiretapping. ICTA authorities made an on-site inspection in July 2010. On 22 September 2010, ICTA decided to launch an investigation against the Company for detailed examination of the matter. Information and documents requested by ICTA were submitted to the ICTA. In January 2011, investigation report was sent to the Company. The Company submitted its written defense within the due date. ICTA, with its decision which was delivered to the Company on 6 June 2011, decided to impose an administrative fine to the Company amounting to TL 11,225 (equivalent to $5,259 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 8,418 (equivalent to $3,944 as at 31 December 2013) was paid on 5 July 2011. On 24 August 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Dispute on treasury share in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of treasury share has been changed. According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue. Calculation method of gross revenue for treasury share stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law. In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $48,095 as at 31 December 2013) and interest amounting to TL 68,276 (equivalent to $31,990 as at 31 December 2013) till to the date the case is filed. The Administrative Court rejected the case with the reason that there is not any definite and executable process and the Company appealed the decision. The Council of State rejected the appeal request. The Company requested correction of the decision. The Council of State rejected the Company’s request for the correction of the decision.

On 26 August 2013, the Company filed a lawsuit before ICC against Undersecretariat of Treasury. The Arbitral Tribunal decided to hold a Case Management Conference on 13 March 2014. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute on treasury share in accordance with the amended license agreement (continued)

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee. However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting treasury share, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation. Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement. On 10 March 2009, the Court rejected the case. The Company appealed the decision.  The Plenary Session of Administrative Law Divisions of the Council of State decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision. The correction of the decision process is still pending.

Dispute on ICTA fee payment based on the amended license agreement

On 21 June 2006, ICTA notified the Company that the ICTA fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005. Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $1,879 as at 31 December 2013) and its accrued interest. The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA on 28 August 2006. On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA. The ICTA appealed the decision. The Council of State reversed the decision with the reason that the case shall be settled by arbitration. ICTA applied for the correction of the decision. The correction of the decision process is still pending.

The Company received the related principal amount of TL 4,011 (equivalent to $1,879 as at 31 December 2013) on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009. Upon the reversal decision of the Council of State, ICTA re-claimed the aforementioned amount which returned to the Company in accordance with the first instance court decision. The Company paid back the aforementioned amount with its accrued interest on 24 January 2013.

On the other hand, as the interest was not paid with the payment that ICTA made on 8 February 2010, the Company initiated a lawsuit on 17 March 2010, for the accrued interest amounting to TL 3,942 (equivalent to $1,847 as at 31 December 2013) for the time being devoid of the amount which was paid to the ICTA. The Court decided in favor of the Company for the part of TL 1,392 (equivalent to $652 as at 31 December 2013) of the compensation request. ICTA appealed the decision. The Company also appealed the decision’s rejected part. The appeal process is still pending. The Company received the aforementioned amount on 18 May 2011 and recorded as income in the consolidated financial statements as at and for the year ended 31 December 2011. Upon the re-pay request of the ICTA, the Company paid back the aforementioned amount on 24 January 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Penalty issued to Turkcell Superonline regarding trenching activities

On 13 January 2011 and 28 October 2011 Ankara Municipality issued penalties of TL 8,863 (equivalent to $4,153 as at 31 December 2013) and TL 235 (equivalent to $110 as at 31 December 2013) to Turkcell Superonline related to trenching activities.

Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalties. Request of Turkcell Superonline regarding stay of execution was rejected. Turkcell Superonline objected the decision. The objections related to penalty issued on 13 January 2011 amounting to TL 8,863 (equivalent to $4,153 as at 31 December 2013) were also rejected by Regional Administrative Court. In addition, Turkcell Superonline filed a lawsuit against Ankara Municipality in order to cancel penalty which was issued on 28 October 2011 amounting to TL 235 (equivalent to $110 as at 31 December 2013); request of Turkcell Superonline regarding execution of suspension was rejected.

The case that is filed before the Ankara Administrative Courts for the annulment of penalties has been concluded. According to the decision which has been notified to Turkcell Superonline on 31 July 2012, penalties amounting to TL 9,098 (equivalent to $4,263 as at 31 December 2013) have been cancelled by the court. Ankara Metropol Municipality appealed the decision.

Order of payment notified to Turkcell Superonline according to universal service fund

On 24 October 2011, Beykoz Tax Administration notified Turkcell Superonline with an order of payment amounting to TL 1,192 (equivalent to $558 as at 31 December 2013) for insufficient payments made by Superonline Uluslararasi for universal service fund related to years of 2005, 2006, 2007 and 2008. Four legal cases have been filed as of 31 October 2011 to revoke payment orders. Based on the management decision, TL 1,203 (equivalent to $564 as at 31 December 2013) was paid on 7 December 2011 with its accrued interest. On 21 December 2011, based on the scope of Share Purchase Agreement, Turkcell Superonline sent a notice in order to receive payment from Demir Toprak Ith.Ihr. ve Tic. AS, Sınai ve Mali Yatirimlar Holding AS and Endustri Holding AS. No payment has been received as of 31 December 2013. Said payment shall be reimbursed in case of execution of suspension or the Court’s decision in favor of Turkcell Superonline. On 28 November 2012, two of the said order of payment, each amounting to TL 330 (equivalent to $155 as at 31 December 2013) and TL 450 (equivalent to $211 as at 31 December 2013) have been cancelled in favor of Turkcell Superonline which were notified on 23 January 2013 and 28 January 2013, respectively. The said cancellation decisions are appealed by Beykoz Tax Administration. Also, the case of order of payment, amounting to TL 354 (equivalent to $166 as at 31 December 2013), was rejected. The notification of this decision was received on 19 July 2013 and Turkcell Superonline appealed the decision.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the SMS terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $3,036 as at 31 December 2013) for the period between January 2006 and August 2006 with its accrued interest till payment. On 25 November 2008, the Court decided in favor of Avea. The Company has appealed the decision.

Supreme Court of Appeal reversed the judgment of the Local Court. The Company has applied for the correction in terms of justification of the decision for the Supreme Court’s reversal decision. Avea has also applied for the correction of the decision. Supreme Court rejected the request for correction of the decision of Avea, and partially accepted the Company’s demand. On 13 December 2011, the Local Court decided to accept the lawsuit again. The Company appealed the decision. The Court of Cassation decided to approve the decision of the First Instance Court. The Company applied for the correction of the decision.

The Company has paid the principal of TL 6,480 (equivalent to $3,036 as at 31 December 2013), late payment interest of TL 5,103 (equivalent to $2,391 as at 31 December 2013) and related fees of TL 524 (equivalent to $246 as at 31 December 2013) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA for the determination SMS interconnection termination fees and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA until January 2009. ICTA determined new SMS termination rate in January 2009 upon the application of Avea.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with T-Medya

Arbitration procedures regarding three real estates which are in the ownership of the Company in Izmir, Adana and Ankara, are commenced with the letter dated 13 August 2010 against T-Medya who is the lessee of the real estates and delinquent for the period between 2003-2010 rental period, to collect the unpaid rentals and its accrued interest in the amount of TL 8,914 (equivalent to $4,177 as at 31 December 2013). The arbitration processes are still pending. The arbitral tribunal decided to extend arbitration process until 8 October 2013. T-Medya has confirmed its payables subject to the case with a letter of undertaking, which was presented to the Company in February 2013. The Company presented the letter of undertaking to the arbitral tribunal and requested the decision. The arbitral tribunal decided to extend arbitration process until 8 November 2013. The arbitral tribunal accepted the cases and decided T-Medya to pay TL 7,527 (equivalent to $3,527 as at 31 December 2013)  together with the interest that will occur until the actual payment of the subject amount to the Company.

The bad debt reserve for the receivable amount of TL 6,418 (equivalent to $3,007 as at 31 December 2013) for T-Medya has been reversed in the consolidated financial statements of the Company as at and for the year ended 31 December 2013 with respect to the letter of undertaking given by T-Medya.

Investigation initiated by ICTA upon a complaint of subscriber on international roaming campaigns

On 30 December 2010, ICTA launched an investigation upon a complaint of a consumer regarding the Company’s billing and pricing practices. ICTA looks over the pricing and billing problems stem from the international roaming campaigns within 2009 and 2010. ICTA requested information about the campaigns and the Company submitted its explanations on the issue to ICTA. On 5 July 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 26 January 2012, to impose an administrative fine amounting to TL 6,847 (equivalent to $3,208 as at 31 December 2013). Since the administrative fine was paid on 24 February 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

Investigation initiated by ICTA regarding number portability

On 26 January 2011, ICTA launched an investigation regarding “rejection of number portability requests” and “compatibility of reasons to those rejections with Number Portability Regulation”. On 23 May 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within due the date.

On 27 October 2011, ICTA decided to impose administrative fine to the Company amounting to TL 981 (equivalent to $460 as at 31 December 2013) for acting incompatibility to the “rejection of number portability requests” and TL 2,004 (equivalent to $939 as at 31 December 2013) for giving false information the Authority. Since the administrative fine was paid on 25 January 2012 within 1 month following the notification of the decision of ICTA, 25% discount was applied.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA upon complaint of subscriber of data tariffs’ charging

On 9 March 2011, ICTA opened an investigation upon a complaint of a consumer regarding the Company’s miss charging of data tariffs. On 6 June 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

ICTA notified the Company on 3 October 2011, to impose an administrative fine amounting to TL 1,645 (equivalent to $771 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment totaling to TL 1,234 (equivalent to $578 as at 31 December 2013) was made on 1 November 2011. The Company filed a lawsuit on 2 December 2011 for the stay of execution and cancellation of the administrative fine. The stay of execution request has been rejected. The Company objected to the decision. The Regional Ankara Administrative Court rejected the objection. The Court rejected the case. The Company appealed the decision. Council of State rejected the Company’s stay of execution requests at appeal phase. Appeal process is still pending.

Investigation initiated by ICTA regarding the Company’s compatibility to ICTA’s regulations and decisions

On 17 February 2011, ICTA launched an investigation on compatibility of the Company to the regulation: “Terms and Conditions on Updating Subscribers Records and Subscription Processes of End Users”, and ICTA’s decision on limitation of number of subscriptions, dated 27 October 2009. On 23 March 2011, ICTA carried out an inspection in the Company. On 26 September 2011, Investigation Report is submitted to the Company. The Company submitted its defense statement to ICTA within the due date. According to the decision taken by ICTA on 21 March 2012, the Company was fined a total amount of TL 8,173 (equivalent to $3,829 as at 31 December 2013) for not complying with aforementioned and relevant regulations. Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 6,129 (equivalent to $2,872 as at 31 December 2013) was paid on 5 June 2012.

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector”

On 22 February 2011, ICTA decided to investigate compatibility of Company’s practices regarding the “cancellation procedure” which is regulated at article 18 of the By-law on Consumer Rights in the Electronic Communications Sector. Investigation Report is submitted to the Company and the Company submitted its defense statement to ICTA within the due date.

ICTA, with its decision which was notified to the Company on 19 August 2011, decided to impose an administrative fine amounting to TL 11,442 (equivalent to $5,361 as at 31 December 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 8,581 (equivalent to $4,021 as at 31 December 2013) is paid in total on 15 September 2011. On 18 October 2011, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court rejected the request of the Company for stay of execution. The Company objected to the decision. The objection was dismissed. The court rejected the lawsuit. The Company appealed the decision. The Council of State rejected the Company’s request for stay of execution during the appeal process. Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on the implementation of article 18 of “By-law on Consumer Rights in the Electronic Communications Sector” (continued)

On the other hand, ICTA, with its decision which was notified to the Company on 1 February 2013, imposed another administrative fine amounting to TL 1,000 (equivalent to $469 as at 31 December 2013) about the Company’s practices regarding the “subscription cancellation procedure”. Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 750 (equivalent to $351 as at 31 December 2013) is paid in total on 15 March 2013. On 1 April 2013, the Company filed a lawsuit for the annulment of the decision with stay of execution request. The Court decided to analyze the Company’s stay of execution request after ICTA submits its plea of defense. The Court rejected the Company’s request for stay of execution. The Company objected to this decision. The objection was rejected. The lawsuit is pending.

Investigation of ICTA regarding access failures on emergency call services

On 16 June 2011, ICTA decided to initiate an investigation in order to evaluate the Company’s access failures realized on emergency call services which are deemed as critically important for end-users.  Investigation Report is submitted to the Company on 28 December 2011 and the Company submitted its defense statement to ICTA within the due date.

On 26 June 2012, ICTA decided to impose administrative fine to the Company amounting to TL 1,809 (equivalent to $848 as at 31 December 2013) with the reasons that the Company has not given priority to the failures and has not given the requested information for the investigation in due time.

Investigation of ICTA regarding access failures on emergency call services (continued)

Since the administrative fine was paid within 1 month beginning from the notification of the decision of ICTA, 25% discount was applied and TL 1,357 (equivalent to $636 as at 31 December 2013) was paid on 3 October 2012. The Company filed two lawsuits on 5 November 2012 for the stay of execution and cancellation of the decision. The Court rejected the Company’s stay of execution demand on the file opened for the cancellation of the administrative fine which was imposed to the Company with the reason that the Company has not given priority to fix the failures. The Company objected to the decision, but objection was rejected. In the other lawsuit, initiated for the cancellation of the administrative fine which was imposed to the Company for not giving the requested information for the investigation in due time, the Court rejected the Company’s stay of execution request. The Company objected to the decision. The objections were rejected. The Court rejected the case which was initiated for the cancellation of the administrative fine, imposed to the Company for not giving priority to the access failures; occurred related to the calls which were sent to 112 emergency number. The Company appealed the decision. Appeal process is pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA regarding “Atlas of Places Only Turkcell Covers” distributed with Tempo magazine

On 2 November 2011, ICTA decided to initiate an investigation regarding “Atlas of Places Only Turkcell Covers” which locations marked on the map of Turkey with “only” Turkcell coverage. ICTA decided to evaluate the advertisement whether the public and consumers are being misinformed or not.

On 21 March 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date. ICTA, with its decision which was notified to the Company on 6 August 2012, decided to impose an administrative fine amounting to TL 1,635 (equivalent to $766 as at 31 December 2013). Since the administrative fine paid within 1 month following the notification of the decision of ICTA, 25% discount applied and TL 1,226 (equivalent to $574 as at 31 December 2013) was paid on 4 September 2012. The Company filed a lawsuit on 2 October 2012 for stay of execution and for the annulment of the decision. The court rejected the stay of execution request. The company objected the decision. The objection was rejected. The court rejected the lawsuit. The Company appealed the decision. Appeal process is still pending.

Dispute with Turk Telekom with respect to numbers beginning with 444

The Company filed a lawsuit on 25 April 2008 against Turk Telekom to collect TL 1,777 (equivalent to $833 as at 31 December 2013) including principal, overdue interest and delay fee which has been collected by Turk Telekom within the period of March 2007 - February 2008 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff.

The Court decided in favor of the Company on 23 March 2011. Turk Telekom appealed the decision and the Company replied the appeal request. The Court of Cassation approved the decision of the First Instance Court. Turk Telekom applied for the correction of the decision. The Company replied this request. The Court of Cassation rejected the correction of the decision request and the decision is finalized.  Upon the finalization of the Court decision and the Company’s request, Turk Telekom has paid 4,337 TL (equivalent to $2,032 as at 31 December 2013) to the Company on 1 November 2013, and it is accounted in the consolidated financial statements as at and for the year ended 31 December 213.

The Company filed an enforcement proceeding on 12 May 2011 against Turk Telekom to collect  TL 11,511 (equivalent to $5,393 as at 31 December 2013) including principal amounting to TL 8,024 (equivalent to $3,760 as at 31 December 2013), overdue interest amounting to TL 2,343 (equivalent to $1,098 as at 31 December 2013) and late payment fee amounting to TL 1,144 (equivalent to $536 as at 31 December 2013) which has been collected by Turk Telekom within the period of March 2008 - March 2010 by pricing the calls started from the Company’s network and terminated at the numbers in form of “444 XX XX” which are assigned to the Company’s subscribers in accordance with special service call termination tariff. Turk Telekom objected the enforcement proceeding and the enforcement proceeding has been held. The Company filed a lawsuit for cancellation of objection on 13 September 2011 against Turk Telekom. The Court decided to obtain an expert report for calculating the claim. The expert report is in favor of the Company. The Court accepted the lawsuit during the hearing held on 26 November 2013 and decided that Turk Telekom should refund the amounts subject to this case to the Company with its default interest and 10 % delay penalty and Turk Telekom should also pay the compensation for the unrightful objection to the execution proceeding which is equal to 40 % of the capital in the amount of TL 3,209 (equivalent to $1,504 as at 31 December 2013) to the Company. Turk Telekom appealed the decision. The Company shall reply this request in due time.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to numbers beginning with 444 (continued)

Turk Telekom, filed thirteen enforcement proceedings to collect the total amount of TL 31,682 (equivalent to $14,844 as at 31 December 2013) composed of principle, overdue interest and delay fee which was unpaid by the Company because of the overly accrue by Turk Telekom for the calls terminated at the numbers in form of “444 XX XX” and videocall, data reconciliation and 118-32 service invoice costs for periods of April 2010-November 2011. The Company objected the enforcement proceedings. Turk Telekom filed eight nullity of objection lawsuits for the eight enforcement proceedings claiming the total amount of TL 21,359 (equivalent to $10,007 as at 31 December 2013) composed of principle, overdue interest and delay fee with enforcement proceeding denial compensation which is 40% of the receivable balance. Upon examination of three of the lawsuits, the First Instance Court decided to consolidate the lawsuits under the first lawsuit initiated by Turk Telekom. The court decided to obtain expert reports in two lawsuits. The expert reports are in favour of the Company. The court decided to obtain supplementary expert reports. The supplementary expert reports are also in favour of the Company. On the other hand, in the first lawsuit initiated by Turk Telekom, the court decided to obtain an expert report. Two of the lawsuits are rejected in favor of the Company; however the other cases are still pending. Turk Telekom appealed those aforementioned two cases. The Company replied this request.  The Court decided to consolidate two of the lawsuits, which were filed for the period of September 2011 and October 2011, with the first case.

On 7 December 2011, Turk Telekom initiated a lawsuit on the ground that the Company did not direct the calls in form of “444 XX XX” to Turk Telekom and terminated at its own network and requested TL 1,000 (equivalent to $469 as at 31 December 2013) monetary compensation by reserving its right for surpluses. The court decided to obtain an expert report. Expert report is in favor of the Company. The Court decided to obtain a supplementary expert report. The expert report is partially in favor of the Company. The case is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with Turk Telekom with respect to Volume-Based Discount Agreement

The Company and Turk Telekom have signed the “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. However, Turk Telekom did not apply the discount for the period between January-April 2011. The Company filed a lawsuit on 23 February 2012 to collect TL 4,530 (equivalent to $2,122 as at 31 December 2013) including principal, overdue interest and delay fee which has been overly collected by Turk Telekom within the period of January-April 2011 in contravention of the rules of “Volume-Based Discount Promotion for User with Low-Use Commitment Agreement”. The Court decided to obtain an expert report. The expert committee submitted their report to the Court. At the hearing dated 18 December 2012 the court decided in favor of the Company for the part of TL 640 (equivalent to $300 as at 31 December 2013) and rejected the remaining part. The Company appealed the decision’s rejected part and Turk Telekom appealed the decision’s accepted part. The Company replied the appeal request of Turk Telekom. The Court of Cassation approved the first instance court’s decision. The Company shall apply to the correction of the decision.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Dispute with MTN

In 2004, the Company was awarded Iran’s first private GSM license through an international tender. Subsequently the Company was barred from concluding its license arrangement, and Iran entered into a license agreement with the South Africa based operator MTN, instead of the Company. With respect to newly received information by the Company indicating that the signing of the license agreement with MTN instead of the Company was a consequence of MTN’s actions at that time. In light of the harm caused by MTN’s actions to both the Company and to its shareholders, the Company filed a lawsuit against MTN on 28 March 2012 seeking the compensation of such damages.

Considering extensive business dealings of both companies in the United States and due to the allegations that MTN breached rules of international law, the lawsuit has been filed in United States District Court for the District of Columbia. The lawsuit has been withdrawn in order for filing it at another jurisdiction.

The Company filed a lawsuit against MTN based on the same allegations before the South Gauteng High Court, Johannesburg, Republic of South Africa. The lawsuit is still pending.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Dispute with ICTA regarding annual radio utilization fees

The Company filed a lawsuit before ICC in April 2012, claiming that the Company is not obliged to pay treasury share and ICTA Fee in accordance with the 8th and 9th Articles of the Concession Agreement, respectively, on annual utilization fees deducted from the prepaid subscribers and return of overpaid TL 5,852 (equivalent to $2,742 as at 31 December 2013) treasury share for the period between August 2011 and February 2012. The Tribunal has partially accepted the case in favor of the Company and awarded that the Company is entitled to receive overpaid treasury share amounting TL 4,100 (equivalent to $1,921 as at 31 December 2013) together with simple legal interest. Two lawsuits one by ICTA, and one by Undersecretariat of Treasury and the Ministry of Transport, Maritime Affairs, and Communications were filed for cancellation of the Final Award. The Court decided to obtain an expert report in the case filed by Undersecretariat of Treasury and the Ministry of Transport. The lawsuit is still pending. The case filed by ICTA has been dismissed.

Since it is not virtually certain that an inflow of economic benefits will arise, no asset or related income is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

Investigation of ICTA regarding campaign notifications

On 2 July 2012, ICTA decided to initiate an investigation regarding some of the tariffs and campaigns of the Company applied in 2011. ICTA decided to evaluate whether these tariffs and campaigns were consistent with tariff notification procedures and regulations or not. Investigation period has been determined as 4 months. On 30 October 2012, Investigation Report was submitted to the Company. The Company submitted its defense statement to ICTA within the due date.

Investigation of the Competition Board regarding vehicle tracking services

The decision of the Competition Board based on a preliminary investigation dated 2 April 2008, on which there are no findings of an infringement of competition rules, regarding exclusive vehicle tracking services of the Company, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The preliminary investigation report has been sent to the Company on 31 July 2012 and the investigation took place as on-site examinations and inspections. The Company has submitted all its written defenses to the Competition Board within due dates and an oral hearing has been requested to submit Company’s further defences. After defense proceedings, the Competition Board decided that the Company infringed competition rules by exclusive practices on vehicle tracking services business field and imposed a fine amounting TL 39,727 (equivalent to $18,614 as at 31 December 2013). The decision was pronounced 20 December 2013. The reasoned judgment has not been delivered to the Company yet and term of litigation and the payment period has not been started yet.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013 (31 December 2012: None).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding base stations

Istanbul Regional Directorate of ICTA, has decided to impose an administrative fine to the Company in the amount of TL 2,057 (equivalent to $964 as at 31 December 2013), on the ground that the measurement reports of 484 base stations was not submitted to the ICTA by the Company in the 30-day period pursuant to the regulations, after commissioning of systems are activated. The Company filed a lawsuit on 25 April 2008 for stay of execution and for the annulment of the decision. The court rejected the lawsuit. The Company appealed the decision. The Council of State reversed the first instance court’s decision on the ground that Istanbul Regional Directorate of ICTA has not been authorized to impose aforementioned administrative fine. The Court of First Instance decided to accept the lawsuit in accordance with the reversal decision of The Council of State. ICTA appealed the decision. The Company replied the appeal request. Appeal process is still pending.

Then the ICTA gave the same decision with the Regional Directorate gave before and imposed an administrative fine to the Company in the amount of TL 2,057 again (equivalent to $964 as at 31 December 2013) pursuant to the regulations in force in the relevant time by its decision which was notified to the Company on 5 December 2012. The Company filed a lawsuit for stay of execution and for the annulment of the decision. The Court rejected the Company’s request. The Company objected to the decision. The objection was also rejected.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,542 (equivalent to $722 as at 31 December 2013) was paid on 3 January 2013.

Inspection Regarding ICTA decision on automatically renewed periodic services

The Company has been inspected in order to determine whether it operates in accordance to former decisions of ICTA Board on automatically renewed periodic services. The report regarding the inspection has been sent to the Company on 30 October 2012. The Company has submitted its written and oral defence within due dates. After defence proceedings, ICTA decided that the Company didn’t send the mandatory messages to the subscribers in most of the automatically renewed periodic services and imposed a fine amounting TL 1,666 (equivalent to $781 as at 31 December 2013). Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and TL 1,250 (equivalent to $586 as at 31 December 2013) was paid on 22 February 2013.

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007

Investment incentive amount taken into consideration for 2007 fiscal years’ corporate tax calculations were investigated by Fiscal authority. It is mandatory that aforementioned exclusions driven from investment expenditures which reduce corporate tax base shall be in economic and technical integrity with investments which began before the date of 31 December 2005. As a result of the tax investigation, it was assessed that the investment expenditures which are not included in Investment Incentive Certificate numbered 4559 were a part of our general network investments; therefore it was claimed that these mentioned expenditures should be considered as unrelated with the investment projects in progress as of 31 December 2005. As a result, it was claimed that those certain amounts of investment expenditures should not be taken into account in order to reduce corporate tax base. Tax investigation report, notices for tax assessment amounting TL 14,548 (equivalent to $6,816 as at 31 December 2013) and related penalty amounting TL 21,822 (equivalent to $10,224 as at 31 December 2013) were notified to the Company on 27 December 2012.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Tax penalty as a result of tax investigation regarding deduction of Investment Incentive in Corporate Tax Base Calculation of the year 2007 (continued)

On 24 April 2013, the Company reconciled with fiscal authority to pay tax assessment with 30% of discount amounting TL 10,184 (equivalent to $4,772 as at 31 December 2013) and related interest amounting TL 11,156 (equivalent to $5,227 as at 31 December 2013). Tax penalty amounting TL 21,822 (equivalent to $10,224 as at 31 December 2013) was nullified. Total amount was paid on 24 May 2013.

Based on the management opinion, the Company had accrued a provision amounting to TL 29,874 (equivalent to $13,997 as at 31 December 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2012. After the reconciliation with the fiscal authority provision amounting to TL 8,534 (equivalent to $3,999 as at 31 December 2013) has been recorded as income in the consolidated financial statements as at and for the year ended 31 December 2013.

Dispute on termination of agreements with A-Tel

The Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between Turkcell and A-Tel, a company dealing with distribution and sale of the prepaid lines and owned equally by Turkcell and SDIF as of 31 December 2013, have been terminated by Turkcell effective from 1 August 2012. After this termination, SDIF filed a lawsuit and reserving its rights for surpluses, requested TL 131,880 (equivalent to $61,791 as at 31 December 2013) compensation and interest to be calculated from 1 August 2012, for its alleged loss occurred from termination of the agreements. The lawsuit is still pending.

Additionally, SDIF requested provisional seizure to prevent transfer of Turkcell shares in A-Tel to third parties. The court, after holding first examination, rejected provisional request of SDIF. The lawsuit is still pending. SDIF by its letter dated 4 July 2013 has notified A-Tel that it has transferred its 50% of shares in A-Tel to Media Holdings AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin on 4 July 2013. On the same day, those shares have been transferred to Bilgin Holding AS. SDIF also declared that it has assigned its rights out of the court case to Bilgin Holding AS. The Court rejected the case on the procedural grounds. Bilgin Holding A.Ş. and SDIF have appealed the court decision. Appeal process is still pending.

Bilgin Holding A.S. initiated a lawsuit against the Company, members of board of directors and general assembly representatives of the Company, claiming TL 100 (equivalent to $47 as at 31 December 2013) together with the legal interest occurred as of 31 August 2012 for alleged fund losses of A-Tel as a result of the termination of the Service Provider Agreement dated 9 July 1999 and Distributor Agreement dated 1 August 1999 signed between A-Tel and the Company. The lawsuit is still pending.

Administrative fine imposed by the ICTA regarding international tariffs and campaigns

ICTA performed an investigation regarding all international tariffs and campaigns in 2011. As a result of the investigation, ICTA has decided to impose two administrative fines totaling to TL 825 (equivalent to $387 as at 31 December 2013) to the Company; for not clearly stating the names of the tariff packages on the consumer invoices and for presenting inaccurate and misleading information to ICTA. In the aforementioned decision, ICTA also initiated a further investigation on the Company’s international roaming practices. Decisions of ICTA regarding the administrative fines were notified to the Company on 22 February 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 619 (equivalent to $290 as at 31 December 2013) was paid on 22 March 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Administrative fine imposed by the ICTA regarding notification of campaigns

ICTA pursued an investigation on whether the Company is abiding by the legislation on the procedures regarding notification of campaigns to ICTA or not. The investigation was initiated on 2 February 2012. ICTA found out that the Company did not comply with the afore-mentioned notification procedures in 6 campaigns and imposed an administrative fine of 736 TL (equivalent to $345 as at 31 December 2013). Decision of ICTA regarding the administrative fine was notified to the Company on 9 May 2013.

Since the administrative fine was paid within 1 month following the notification of the decisions of ICTA, 25% discount was applied and TL 552 (equivalent to $259 as at 31 December 2013) was paid on 7 June 2013.

The allegation of deficient treasury share payment and the penalty imposed

The Treasury Controller’s Board under the Undersecretariat of Treasury, for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008, requested additional treasury share payment in the amount of TL 16,387 (equivalent to $7,678 as at 31 December 2013) by alleging that the Company paid the treasury share deficient in accordance with the 2G Concession Agreement. The Company has objected to the amount of TL 16,121 (equivalent to $7,553 as at 31 December 2013) of the requested amount on the ground that it was contrary to the Concession Agreement, and paid the remaining portion of it with reservation. ICTA by its letter dated 1 August 2013, imposed a penalty in the amount of TL 47,648 (equivalent to $22,325 as at 31 December 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company. Undersecreteriat of Treasury revised the unpaid treasury share amount as TL 16,062 (equivalent to $7,526 as at 31 December 2013) by its letter dated 16 August 2013 and consequently ICTA by its letter dated 4 September 2013 revised the amount of penalty as TL 47,505 (equivalent to $22,258 as at 31 December 2013).

The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of treasury share of TL 16,062 (equivalent to $7,526 as at 31 December 2013) and the penalty of TL 47,505 (equivalent to $22,258 as at 31 December 2013) until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request.  ICTA and Undersecretariat of Treasury and the Ministry of Transport objected the decision of the Court. The Court rejected ICTA’s objections. ICTA and Undersecretariat of Treasury and the Ministry of Transport appealed the decision. The appeal process is still pending.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment in the amount of TL 382 (equivalent to $179 as at 31 December 2013) for the period of 1 January 2009 – 31 December 2009 and 10 March 2006 – 31 December 2008 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. ICTA by its letter dated 13 September 2013 has revised the amount of additional contribution share payment as TL 381 (equivalent to $179 as at 31 December 2013) and requested it to be paid. The Company requested a preliminary injunction from the Ankara Civil Court of First Instance in order to provide the suspension of the payment of contribution share until the end of the case to be filed before ICC Arbitration Court. The Court accepted the Company’s request. ICTA objected the decision of the Court. The Court rejected ICTA’s objections.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

The allegation of deficient treasury share payment and the penalty imposed (continued)

The Company commenced a lawsuit on 2 October 2013 before ICC, claiming that the Company is not obliged to pay treasury share in the amount of TL 16,062 (equivalent to $7,526 as at 31 December 2013) and contribution share in the amount of TL 381 (equivalent to $179 as at 31 December 2013) requested based on the Treasury Auditors Board Report relating the Company’s Treasury Share calculations during 1 January 2009 - 31 December 2009 in respect of the 2G Concession Agreement, which was revised by the letter of Undersecretariat of Treasury dated 16 August 2013 and conventional penalty in the amount of TL 47,505 (equivalent to $22,258 as at 31 December 2013) requested by the letter of ICTA dated 20 August 2013.The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

The Treasury Controller’s Board under the Undersecretariat of Treasury requested additional treasury share payment, for the period of 30 April 2009 – 31 December 2009, in the amount of TL 1,193 (equivalent to $559 as at 31 December 2013) by alleging that the Company paid the treasury share deficient in accordance with the 3G Concession Agreement. The Company has objected the amount of TL 1,184 (equivalent to $555 as at 31 December 2013) of the requested amount on the grounds that it was contrary to the Concession Agreement, and paid the remaining portion of it, with reservation. The Company filed a lawsuit; for the cancellation of the Undersecreteriat of Treasury’s administrative act, which is related to the additional treasury share request of the Undersecreteriat of Treasury and the Treasury Report which is the legal basis of that aforementioned administrative act; against Undersecreteriat of Treasury, ICTA and Ministry of Transportation, Maritime Affairs and Communications before the Council of State.

ICTA by its letter dated 1 August 2013 imposed a penalty in the amount of TL 3,119 (equivalent to $1,461 as at 31 December 2013) according to the Concession Agreement over the Treasury Share amount which was alleged that was paid deficient by the Company.

The Company filed a lawsuit against ICTA and Undersecreterit of Treasury for the cancellation of ICTA’s decision which is the legal basis of the aforementioned penalty, before the Council of State.

ICTA also by its letter dated 5 August 2013 requested additional contribution share payment according to the 3G Concession Agreement in the amount of TL 28 (equivalent to $13 as at 31 December 2013) for the period of 30 April 2009 – 31 December 2009 based on the Report of the Treasury Controller’s Board by alleging that it was paid deficient. The Company filed a lawsuit against ICTA before the Council of State, for the cancellation of ICTA’s decision and administrative act related to ICTA’s additional contribution payment request. The case is still pending.

The total amount of TL 5,195 (equivalent to $2,434 as at 31 December 2013) mentioned on the letters of ICTA dated 1 August 2013 and 5 August 2013, were paid to ICTA on 12 September 2013 and recognized as expense in the consolidated financial statements as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation Initiated by Competition Authority for Exclusive Agreements for the Base Station Areas

The decision of the Competition Board based on a preliminary investigation dated 22 April 2009, on which there are no findings of an infringement of competition rules, regarding Company’s exclusive agreements for the areas where base stations are erected, was cancelled by the Council of State. Accordingly, the Competition Board decided to initiate an investigation regarding the issue. The notification of the investigation has been received by the Company on 16 August 2013. The Company has submitted its first written defense and additional information requested within due dates.

Permission request made to Spor Toto regarding the change of Inteltek’s shareholder structure

Intralot Integrated Lottery Systems & Services (“Intralot SA”), one of the shareholders of Inteltek, notified Inteltek regarding the plan of share transfer and merger transactions in Intralot group. Inteltek requested a written permission from Spor Toto Directorate on 30 January 2013 within the frame of Article 18/2 of “Agreement on Assigning Fixed Odds and Joint Betting Games Based on Sports Competition to Legal Persons described on Private Law” dated 29 August 2008 and signed between Inteltek and Spor Toto. As a result of the “implied rejection” of Inteltek’s permission request by Spor Toto, Inteltek filed a lawsuit for the cancellation and the stay of execution of this implied rejection. The Court has decided to reject the lawsuit because of the lack of competence. Inteltek appealed the decision. Appeal process is still pending.

Dispute with Fokus Insaat ve Turizm San. Tic. AS

Ankara Incity Fiber Optic Cabling Infrastructure Implementation contract was signed by Fokus İnsaat ve Turizm San. Tic. AS. (“Fokus”) and Turkcell Superonline. Fokus cancelled the contract and initiated a lawsuit for damages on 24 April 2013. Fokus requested TL 10,636 (equivalent to $4,983 as at 31 December 2013) for the unpaid fee of the completed works and also TL 24,997 (equivalent to $11,712 as at 31 December 2013) for the work order given jobs together with the applicable past-due interest. Additionally, it is stated that TL 53,756 (equivalent to $25,187 as at 31 December 2013) is reserved for revenue loss.

Turkcell Superonline initiated a lawsuit against Fokus İnşaat ve Turizm San. Tic. A.Ş. (“Fokus”) because of unjust termination of the agreement and obstinacy. Total value of this action of debt is TL 9,324 (equivalent to $4,369 as at 31 December 2013) , Fokus takes motion for enlargement of time to plead to the charge.

The request of joinder of Turkcell Superonline, about lawsuits which litigate against both sides is accepted. The lawsuit is still pending.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

The Lawsuit Filed By Turkish Wrestling Federation against the Commercials of the Company

Turkish Wrestling Federation filed a lawsuit against the Company to recover its damages in the amount of TL 2,500 (equivalent to $1,171 as at 31 December 2013) on the grounds that the Company caused its damage by using the name “Türkiye Güreş Federasyonu” and “Turkish Wrestling Federation” on the Company’s commercials without taking its permission. The Court decided to obtain an expert report. The expert report is in favour of the Company. Wrestling Federation objected to the report. The Court rejected the case in favour of the Company. The reasoned judgment hasn’t been delivered to the Company yet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on International Roaming Calls

ICTA decided to initiate an investigation after an inspection regarding Company’s international roaming tariffs and campaigns, on 23 January 2013. The scope of the investigation is to determine the magnitude of the practice conducted by the Company by overcharging some international roaming customers. An on-site inspection has been commenced between 15 April 2013 and 19 April 2013. The investigation report has not yet been delivered to the Company.

Investigation initiated by ICTA on Limited Usage Services

ICTA initiated an investigation in order to determine whether the Company is in compliance with the regulations on limited usage services. The ICTA Board decided that the Company’s practices are incompatible with the ICTA regulations and imposed an administrative fine of TL 18,539 (equivalent to $8,686 as at 31 December 2013) to the Company. The Board also obliged the Company to make a reimbursement amounting TL 37,184 (equivalent to $17,422 as at 31 December 2013) to the subscribers within six months.

Since the administrative fine amounting to TL 18,539 (equivalent to $8,686 as at 31 December 2013) was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 13,905 (equivalent to $6,515 as at 31 December 2013) was made on 31 January 2014. The Company filed a lawsuit on 4 February 2014 for the stay of execution and the cancellation of the aforementioned act and decision. The case is pending.

The Company accrued a provision for the fine in the consolidated financial statements as at and for the year ended 31 December 2013.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation regarding reimbursement to subscribers is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the year ended 31 December 2013.

Investigation Initiated by ICTA on Subscription Contracts and Invoicing

ICTA pursued an investigation to detect whether the necessary details on subscription contracts are duly filled, the Company keep the compulsory documents related with the subscription processes and correctly bill the randomly selected customers’ invoices. The ICTA Board concluded the investigation reaching a decision to impose an administrative fine of TL 1,775 (equivalent to $832 as at 31 December 2013) to the Company, due to billing mistakes, on 9 December 2013.

Since the administrative fine was paid within 1 month following the notification of the decision of ICTA, 25% discount was applied and payment amounting to TL 1,331 (equivalent to $624 as at 31 December 2013) was made on 18 February 2014.

The Company accrued a provision for the related amount of the fine in the consolidated financial statements as at and for the year ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation Initiated by ICTA about Processing Personal Data

ICTA commenced an investigation in order to determine whether Company is in compliance with the regulations on “Processing Personal Data and Protecting of Secrecy”. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 23 January 2014, amounting to 1,413 TL (equivalent to $662 as at 31 December 2013)

Based on the management opinion, the Company accrued provision for the amount TL 1,059 (equivalent to $496 as at 31 December 2013) in the consolidated financial statements prepared as at and for the year ended 31 December 2013; since the administrative fine will be paid within 1 month following the notification of the decision of ICTA, and 25% discount will be applied.

Investigation initiated by ICTA on number of subscribers and radio utilization and usage fees of 2010-2011.

ICTA commenced an investigation on the correctness of the subscription numbers reports of 2010 and 2011 which is essential for the payment of radio utilization and usage fee, and on-site investigations have been commenced.

The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 31 July 2013. The inquiry claims that the Company less paid radio utilization and usage fees amounting to TL 67,497 (equivalent to $31,625 as at 31 December 2013) than it had to be for the years 2010 and 2011, and an administrative fine should be imposed. On 2 September 2013 the Company filed its written defence, and an oral hearing was held before the ICTA Board on 11 December 2013 to submit Company’s further comments.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

Investigation initiated by ICTA on subscription numbers and radio utilization and usage fees of 2012.

ICTA has commenced on-site investigations on the correctness of the Company’s subscriber numbers report of 2012 which is essential for radio utilization and usage fees. The inquiry of investigation which includes the findings of the investigation was delivered to the Company on 3 February 2014.

The inquiry claims that, the Company should pay the amount of TL 45,509 (equivalent to $21,323 as at 31 December 2013) for the radio utilization and usage fees, which the Company allegedly did not pay for the year 2012, and an administrative fine should by imposed. The Company will submit written defence to ICTA in due time.

Based on the management opinion, the probability of an outflow of resources embodying economic benefits to settle the obligation is uncertain, thus, no provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

34.	Commitments and Contingencies (continued)

Legal Proceedings (continued)

Investigation initiated by ICTA on Mobile Number Portability

ICTA initiated an investigation on Company’s compliance with the mobile number portability regulations. As a result of the investigation ICTA decided to impose an administrative fine to the Company on 21 January 2014, amounting to 1,059 TL (equivalent to $496 as at 31 December 2013).

The Company’s share of contingent liabilities in joint ventures and associates
	2013	2012
Contingent liabilities incurred by the Group arising from its interests in A-tel	-	-
Contingent liabilities incurred by the Group arising from its interests in Fintur	-	-
Group’s share of Fintur’s contingent liabilities	37,101	68,389
Group’s share of Atel’s contingent liabilities	-	-
	37,101	68,389

35.	Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 December 2013 and 2012, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf. The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $16,911, $14,964 and $14,353 for the years ended 31 December 2013, 2012 and 2011, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

Other related party transactions:

Due from related parties – long term	2013	2012
T-Medya	-	-

Receivable from T-Medya consists of receivables based on rent agreements, accrued interests for outstanding balance and unpaid building expenses. No allowance has been reserved for long term due from related parties as at 31 December 2013 (31 December 2012: $4,078).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.	Related parties (continued)

Due from related parties – short term	2013	2012
T-Medya	2,979	-
Vimpelcom OJSC (“Vimpelcom”)	1,570	316
Krea Icerik Hizmetleri ve Produksiyon AS (“Krea”)	1,378	2,294
GSM Kazakhstan Ltd (“Kazakcell”)	700	480
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	622	59
Kyivstar GSM JSC (“Kyivstar”)	268	678
Other	2,495	3,587
	10,012	7,414

Due from related parties short term is shown net of allowance for doubtful debts amounting to $65 as at 31 December 2013 (31 December 2012: $30).

Due to related parties – short term	2013	2012
A-Tel	32,212	38,567
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	3,535	4,362
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	2,847	10,969
Other	3,684	1,716
	42,278	55,614

Due from T-Medya, whose shares are owned by one of the shareholders of the Company, resulted from rent income.

Due from Vimpelcom, whose shares are owned by one of the shareholders of the Company, resulted from interconnection services.

Due from Krea, an investment of Cukurova Group, mainly resulted from receivables from call center revenues.

Due from Kazakcell, whose shares are owned by one of the subsidiaries of the Company, mainly resulted from interconnection services and software development sales.

Due from KVK Teknoloji, a company whose majority shares are owned by Cukurova Group, mainly resulted from simcard and scratch card sales to this company.

Due from Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services rendered to this company.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.	Related parties (continued)

Due to A-Tel, a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013 is resulted from accrual for provision.

Due to Hobim, a company whose majority shares are owned by Cukurova Group resulted from the scratch card, invoice printing services and subscription documents services rendered by this company.

Due to KVK Teknoloji, a company whose majority shares are owned by Cukurova Group resulted from the payables for sales commissions and terminal purchases.

The Group’s exposure to currency risk related to due from / (due to) related parties is disclosed in Note 31.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

Revenues from related parties	2013	2012	2011
Sales to KVK Teknoloji
Simcard and prepaid card sales	303,796	395,859	463,485
Sales to Kyivstar
Telecommunications services	49,301	47,316	46,412
Sales to Vimpelcom
Telecommunications services	15,883	11,292	6,102
Sales to Megafon
Telecommunication services	10,117	5,454	3,264
Sales to Krea
Call center revenues and interest charges	8,842	11,440	25,073
Sales to Teliasonera International
Telecommunications services	6,806	6,434	2,271
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	5,834	4,992	2,949
Sales to A-Tel
Simcard and prepaid card sales	-	5,660	17,695
Finance income from SCM
Interest income	-	-	2,564

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.	Related parties (continued)

Related party expenses	2013	2012	2011

Charges from Kyivstar
Telecommunications services	44,515	40,511	35,710
Charges from KVK Teknoloji
Dealer activation fees and others	39,925	20,078	19,688
Charges from Hobim
Invoicing and archieving services	21,994	22,630	23,581
Charges from Teliasonera International
Telecommunications services	8,665	8,302	6,182
Charges from Megafon
Telecommunications services	7,787	4,498	2,672
Charges from Vimpelcom
Telecommunications services	6,765	5,986	3,385
Charges from Krea
Digital television broadcasting services	4,863	9,130	7,421
Charges from Millenicom
Telecommunications services	3,693	4,261	2,325
Charges from A-Tel (*)
Dealer activation fees and others	-	32,561	28,501
Charges from ADD
Advertisement and sponsorship services	-	-	70

(*) Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for years ended 31 December, 2012 and 2011 amounting to $13,262 and $28,501, respectively and provision amounting to $19,299 for the year ended 31 December 2012.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with Cukurova Group, one of the main shareholders of the Company. In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers. The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions. The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions. Distributors’ campaign projects and market share also contributed to the budget allocation. The selling prices for simcard and scratch card sales to KVK Teknoloji do not differ from the selling prices to other distributors.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.	Related parties (continued)

Agreements with KVK Teknoloji:

The amount of handset sales to the subscribers of the Company performed by KVK Teknoloji for the year ended 31 December 2013 is TL 615,491 (equivalent to $288,381 as at 31 December 2013) which is paid to KVK Teknoloji in advance in accordance with certain commitment arrangements and collected from the subscribers throughout the campaign period (31 December 2012: TL 476,343 (equivalent to $267,218 as at 31 December 2012).

KVK also provides technical services for the above mentioned handsets provided to subscribers through annual contract.

Agreements with Kyivstar:

Alfa Group, one of the shareholders of the Company, holds the majority shares of Kyivstar. Astelit is receiving call termination and international traffic carriage services from Kyivstar.

Agreements with Vimpelcom:

Vimpelcom, a subsidiary of Alfa Group, is rendering and receiving call termination and international traffic carriage services.

Agreements with Megafon:

Megafon, a subsidiary of Sonera Holding, is rendering and receiving call termination and international traffic carriage services.

Agreements with Krea:

Krea, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s shareholders, Cukurova Group.

The Company and Krea signed an agreement regarding to providing live content or clips by Krea related to Spor Toto Super League and other subjects to the Company to be delivered to mobile telephones and tablet pcs having SIM Card compatibility which was valid starting from 15 August 2012 to 19 May 2013.

The Company also has an agreement for call center services provided by the Company’s subsidiary Turkcell Global Bilgi.

Agreements with Teliasonera International:

Teliasonera International is the mobile operator that provides telecommunication services in the Nordic and Baltic countries. Teliasonera International is rendering and receiving call termination and international traffic carriage services.

Agreements with Millenicom:

European Telecommunications Holding AG, a subsidiary of Cukurova Group, holds the majority shares of Millenicom. Millenicom is rendering and receiving call termination and international traffic carriage services.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

35.	Related parties (continued)

Agreements with A-Tel:

A-Tel is a 50-50 joint venture of the Company and Bilgin Holding AS as of 31 December 2013. A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems. SDIF informed A-Tel that 50% of A-Tel shares owned by SDIF has been transferred to Medya Holding AS, Bilgin Holding AS, Bilgin Yayıncılık AS and Onay Sevket Bilgin in a letter dated 4 July 2013. Later, these shares were transferred to Bilgin Holding AS.

Service provider and distribution agreement with A-Tel was annulled via notification dated 31 January 2012 which was effective from 1 August 2012. For detailed information see Notes 16 and 34.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group. The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time. Prices of the agreements are determined through alternative proposals’ evaluation.

The amount of scratch card purchases from Hobim for the year ended 31 December 2013 is $70 (31 December 2012: $327).

Legal restrictions on related party transactions

Notifications of levy against Cukurova Holding AS sent by various creditors

As per the notifications of levy sent by different Executive Directorates on various dates, the Company has been informed about seizure decisions on the rights and receivables and assets of the Company in the amount of TL 175,935 (equivalent to $82,432 as at 31 December 2013). However; as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

Attachment levied by SDIF against Cukurova Holding AS

The Company has been informed about 2 different seizure decisions taken on the rights, receivables and assets of Cukurova Holding A.S. in the amount of TL 1,014 (equivalent to $475 as at 31 December 2013) in the Company due to the debts of Cukurova Holding A.S. to SDIF. However as the dematerialised shares owned by shareholders of the Company and also related transactions in accordance with the relevant legislation must be met by brokerage firms the required attachment of any transaction in shares of the Company have not been established.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.	Subsidiaries

The Group’s ultimate parent company is Turkcell. Subsidiaries of the Company as at 31 December 2013 and 2012 are as follows:

			Effective Ownership Interest

Subsidiaries	Country of		31 December	31 December
Name	Incorporation	Business	2013 (%)	2012 (%)
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global Bilgi Pazarlama Danışma ve Cagri Servisi Hizmetleri AS	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Turkcell Superonline*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatırım Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Satis ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS	Turkey	Telecommunications infrastructure business	100	100
Turkcell Interaktif Dijital Platform ve Icerik Hizmetleri AS	Turkey	Radio and television broadcasting	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri Servisi AS	Turkey	Telecommunications	100	100
Beltur Coöperatief U.A.	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
Global LLC	Ukraine	Customer relations management	100	100
Global FLLC **	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications investments	100	100
Turkcell Europe GmbH	Germany	Telecommunications	100	100
Global Odeme Sistemleri AS***	Turkey	GSM services	100	100
Deksarnet Telekomünikasyon AS*	Turkey	Telecommunications	100	-
Belarusian Telecom	Republic of Belarus	Telecommunications	80	80
Lifetech LLC	Republic of Belarus	Research and Development	78	78
Fizy Iletisim AS	Turkey	Music and video broadcasting	70	70
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	28
Surtur BV****	Netherlands	Telecommunications investments	-	100
*Deksarnet has been merged into Turkcell Superonline on 3 December 2013.

**It has been decided to liquidate Global FLLC. The liquidation is in progress as of the date of this report.

***The registered name of the entity was changed from Corbuss Kurumsal Telekom Servis Hizmetleri AS to Global Odeme Sistemleri AS on 25 December 2013.

****It has been decided during the Board of Directors meeting of the Company held on 31 October 2012 to liquidate Surtur BV. The liquidation process has ended as of 2 May 2013.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.	Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests to the Group are disclosed below:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interest		Profit / (loss) allocated to non-controlling interests		Accumulated non-controlling interests
		31 December 2013	31 December 2012	31 December 2013	31 December 2012	31 December 2013	31 December 2012
Euroasia	Netherlands/Ukraine	44.96	44.96	(14,710)	(25,208)	(121,101)	(105,421)
Inteltek	Turkey	45.00	45.00	13,563	12,996	36,855	30,116
Individually immaterial subsidiaries with non-controlling interests				2,423	506	(809)	(3,414)
				1,276	(11,706)	(85,055)	(78,719)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.	Subsidiaries (continued)

Summarized financial information in respect of Euroasia and Inteltek is set out below. The summarized financial information below represents amounts before intragroup eliminations.

Euroasia

		31 December	31 December
		2013	2012

Current assets		36,235	63,876
Non-current assets		441,451	488,825
Current liabilities		746,182	789,753
Non-current liabilities		11,784	10,509
Deficit in equity		(280,280)	(247,561)

	2013	2012	2011

Revenue	449,796	405,417	368,838
Expenses	(482,515)	(461,485)	(444,629)
Loss for the year	(32,719)	(56,068)	(75,791)

Loss for the year	(32,719)	(56,068)	(75,791)

Other comprehensive income / (loss) for the year	-	(65)	591

Net cash inflow from operating activities	76,382	116,870	89,562
Net cash outflow from investing activities	(65,298)	(79,203)	(105,966)
Net cash inflow / (outflow) from financing activities	(46,437)	1,064	(2,144)
Net cash inflow / (outflow)	(35,353)	38,731	(18,548)

Financell has pledges on shares and all assets of Astelit including bank accounts. Additionally, Financell has a second priority pledge on Euroasia shares held by System Capital Management Limited together with a guarantee and indemnity given by System Capital Management Limited. Financell has rights to initiate legal proceedings arising out of pledges and guarantee under certain conditions as explained in Note 26. As no waiver has been received for defaulted SCM loan, this loan has been classified in current liabilities. As a result of the default, SCM has a right to demand immediate loans repayment although doesn’t have any pledge rights as explained in Note 26.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2013
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

(The Group’s audited consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 were approved by the Audit Committee and the Board of Directors (Board Resolution dated 23 February 2011 and numbered 797, dated 22 February 2012 and numbered 908 and dated 21 February 2013 and numbered 1019, respectively). However, consolidated financial statements prepared as at and for the year ended 31 December 2010 were not approved by the General Assemblies on 21 April 2011, 11 August 2011 and 12 October 2011. The General Assemblies on 29 June 2012, 22 May 2013 and 24 June 2013 could not convene since the quorum required had not been reached and the consolidated financial statements prepared as at and for the year ended 31 December 2010, 2011 and 2012 could not be presented for approval.)

36.	Subsidiaries (continued)

Inteltek

		31 December	31 December
		2013	2012

Current assets		99,794	83,202
Non-current assets		13,849	16,425
Current liabilities		13,050	11,522
Non-current liabilities		18,694	21,180
Equity		81,899	66,925

	2013	2012	2011

Revenue	56,539	51,771	42,523
Expenses	(26,398)	(22,890)	(21,103)
Profit for the year	30,141	28,881	21,420

Profit for the year	30,141	28,881	21,420

Other comprehensive income / (loss) for the year	(13,977)	3,235	(10,967)

Net cash inflow from operating activities	16,487	30,713	12,049
Net cash inflow / (outflow) from investing activities	3,238	11,715	(1,552)
Net cash outflow from financing activities	(1,123)	(19,250)	(10,963)
Effects of foreign exchange rate fluctuations on cash and cash equivalents	2,691	(588)	(3,244)
Net cash inflow / (outflow)	21,293	22,590	(3,710)

37.	Subsequent events

On 31 January 2014, wholly-owned subsidiary, Turkcell Superonline has signed a share purchase agreement to acquire of all of the shares Metronet Iletişim Teknoloji AS (“Metronet”). The enterprise value is determined as TL 29,000 (equivalent to $13,588 as at 31 December 2013) based on the studies undertaken by the Company. The transfer of shares would take place following the approvals received from related authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2014	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: February 21, 2014	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Director